UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 6, 2024
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's

Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of the

Fourth Quarter 2023

Report of UBS

Group AG, which

appears immediately following
this page.

UBS

Group
Fourth
quarter
2023
report

Corporate calendar UBS Group AG
Publication of the Annual Report 2023:

Thursday, 28 March 2024
Publication of the Sustainability Report 2023:

Thursday, 28 March 2024
Annual General Meeting 2024:

Wednesday, 24 April 2024
Publication of the first quarter 2024 report:

Tuesday,

7 May 2024
Publication of the second quarter 2024 report:

Wednesday, 31 July 2024
Publication dates of future quarterly and annual reports

and results are made available as
part of the corporate calendar of UBS Group AG at
ubs.com/investors
.
Contacts
Switchboards
For all general inquiries

ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567

8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.

ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles

inquiries directed to the Chairman or to
other members of the Board of Directors.
UBS Group AG, Office of the Group
Company Secretary
P.O.

Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.

UBS Group AG, Shareholder Services
P.O.

Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
P.O.

Box 43006
Province, RI, 02940 – 3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2024. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS

Group
4
Recent developments
9
Group performance
2.
UBS business divisions

and Group Items
20
Global Wealth Management
23
Personal & Corporate Banking
25
Asset Management
27
Investment Bank
29
Non-core and Legacy
30
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
32
Risk management and control
38
Capital management
46
Liquidity and funding management
47
Balance sheet and off-balance sheet
49
Share information and earnings per share
4.
Consolidated
financial information
52
UBS Group AG interim consolidated
financial information (unaudited)
Appendix
73
Alternative performance measures
78
Abbreviations frequently used in
our financial reports
80
Information sources
81
Cautionary statement

UBS Group fourth quarter 2023 report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“Pre-acquisition UBS” UBS before the acquisition of the Credit Suisse Group
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Credit Suisse Group before the acquisition by UBS
”Credit Suisse”
Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG, and other small former Credit

Suisse Group entities
now directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”

Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Comparability
Comparative information in this report is presented

as follows.

Profit and loss information

for the fourth

and third quarters

of 2023 is presented

on a consolidated

basis, including
for each

quarter Credit

Suisse data

for three

months. Information

for the

prior-year quarters

includes pre-acquisition
UBS

data only.

Year-to-date information

for

2023

includes seven

months (from

June

to

December, inclusive)

of
Credit Suisse data. Comparative year-to-date

information for 2022 includes pre-acquisition

UBS data only.
Balance

sheet

information

as

at

31 December

2023

and

30 September

2023

includes

UBS

and

Credit

Suisse
consolidated information.

Prior balance sheet dates reflect pre-acquisition

UBS information only.

UBS Group fourth quarter 2023 report

Our key figures
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.23 30.9.23
1
31.12.22 31.12.23 31.12.22
Group results
Total revenues

10,855

11,695

8,029

40,834

34,563
Negative goodwill

28,925
Credit loss expense / (release)

136

239

7

1,037

29
Operating expenses

11,470

11,640

6,085

38,806

24,930
Operating profit / (loss) before tax

(751)

(184)

1,937

29,916

9,604
Net profit / (loss) attributable to shareholders

(279)

(715)

1,653

29,027

7,630
Diluted earnings per share (USD)
2

(0.09)

(0.22)

0.50

8.81

2.25
Profitability and growth
3,4,5
Return on equity (%)

(1.3)

(3.3)

11.7

38.6

13.3
Return on tangible equity (%)

(1.4)

(3.6)

13.2

42.6

14.9
Underlying return on tangible equity (%)

4.7

1.5

12.7

4.0

12.8
Return on common equity tier 1 capital (%)

(1.4)

(3.6)

14.7

43.7

17.0
Underlying return on common equity tier 1 capital (%)

4.7

1.4

14.1

4.1

14.6
Return on leverage ratio denominator, gross (%)

2.6

2.8

3.2

2.9

3.3
Cost / income ratio (%)
6

105.7

99.5

75.8

95.0

72.1
Underlying cost / income ratio (%)
6

93.0

89.3

76.4

87.2

74.5
Effective tax rate (%) n.m.
7
n.m.
7

14.5

2.9

20.2
Net profit growth (%) n.m. n.m.

22.6

280.4

2.3
Resources
3
Total assets

1,717,569

1,644,329

1,104,364

1,717,569

1,104,364
Equity attributable to shareholders

87,285

84,926

56,876

87,285

56,876
Common equity tier 1 capital
8

79,263

78,587

45,457

79,263

45,457
Risk-weighted assets
8

546,505

546,491

319,585

546,505

319,585
Common equity tier 1 capital ratio (%)
8

14.5

14.4

14.2

14.5

14.2
Going concern capital ratio (%)
8

17.0

16.8

18.2

17.0

18.2
Total loss-absorbing capacity ratio (%)
8

36.6

35.7

33.0

36.6

33.0
Leverage ratio denominator
8

1,695,403

1,615,817

1,028,461

1,695,403

1,028,461
Common equity tier 1 leverage ratio (%)
8

4.7

4.9

4.4

4.7

4.4
Liquidity coverage ratio (%)
9

215.7

196.5

163.7

215.7

163.7
Net stable funding ratio (%)

124.1

120.7

119.8

124.1

119.8
Other
Invested assets (USD bn)
4,10,11

5,714

5,373

3,981

5,714

3,981
Personnel (full-time equivalents)

112,842

115,981

72,597

112,842

72,597
Market capitalization
2,12

107,355

85,768

65,608

107,355

65,608
Total book value per share (USD)
2

27.20

26.27

18.30

27.20

18.30
Tangible book value per share (USD)
2

24.86

23.96

16.28

24.86

16.28
1 Comparative-period information

has been

revised. Refer

to “Accounting

for the

acquisition of

the Credit

Suisse Group”

in the

“Consolidated financial

information” section

of this

report for

more information.

2 Refer to the “Share information and earnings per

share” section of this report for more information.

3 Refer to the “Recent developments” section of

this report for more information about the updated

targets,
guidance and ambitions.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Profit or loss information for each of the fourth quarter of 2023 and the third quarter

of 2023 is

presented on a

consolidated basis,

including for each

quarter Credit Suisse

data for three

months, and

for the purpose

of the calculation

of return measures,

has been annualized
multiplying such by four.

Profit or loss information for 2023 includes seven

months (June to December 2023, inclusive) of

Credit Suisse data for the year-to-date return measure.

6 Negative goodwill is not used in
the calculation as it is presented

in a separate reporting

line and is not part

of total revenues.

7 The effective

tax rate for the

fourth and third quarters

of 2023 is not a

meaningful measure, due

to the distortive
effect of current

unbenefited tax losses

at the former Credit

Suisse entities.

8 Based on the

Swiss systemically relevant

bank framework as

of 1 January 2020.

Refer to the “Capital

management” section of

this
report for more information.

9 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 63 data points in the fourth quarter of 2023, 63 data points in the third quarter of 2023 and

63 data points in the fourth

quarter of 2022. Refer to the

“Liquidity and funding management” section

of this report for more information.

10 Consists of invested assets for

Global
Wealth Management, Asset Management and Personal

& Corporate Banking. Refer to “Note

31 Invested assets and net new

money” in the “Consolidated financial statements”

section of the Annual Report 2022
for more

information.

11 Starting with

the second

quarter of

2023, invested

assets include

invested assets

from associates

in the

Asset Management

business division,

to better

reflect the

business strategy.
Comparative figures have been restated to reflect this

change.

12 In the second quarter of 2023, the calculation of

market capitalization was amended to

reflect total shares issued multiplied by the share

price at
the end of the period. The calculation was previously based on total shares outstanding multiplied by the share price at the

end of the period. Market capitalization has been increased by

USD 7.8bn as of 31 December
2022 as a result.

UBS Group fourth quarter 2023 report |
UBS Group | Recent developments

UBS Group
Management report
Recent developments
Integration of Credit Suisse
We continue to execute on

our integration plans, working toward

the substantial completion of

the integration by
the end of 2026.

We achieved around

USD 4bn in exit

rate gross cost

savings as of

year-end 2023 compared

to the
full year

2022 for UBS

and the Credit

Suisse Group combined.

Our strategy for

the wind

down of Non-core

and
Legacy led to reductions of USD 6bn in risk-weighted assets (RWA), the three quarters of which came from active
unwinds, and USD 19bn in LRD in the fourth

quarter.

Legal structure integration
In December 2023, the

Board of Directors of UBS

Group AG (the BoD) approved the

merger of UBS AG and

Credit
Suisse AG, and both entities entered into a

definitive merger agreement. The completion of the merger is subject
to regulatory

approvals and

is expected

to occur

by the

end of

the second

quarter of

2024. We

also expect

to
complete the

transition to

a single

US intermediate

holding company

in the

second quarter

of 2024

and the

planned
merger of UBS Switzerland AG and Credit Suisse (Schweiz)

AG in the third quarter of 2024.
Completing the mergers

of our significant legal entities is a critical step in enabling us to unlock the next phase of the cost,

capital and

funding synergies

we expect

to realize

in 2025

and 2026.

These significant-legal-entity

mergers
are

a

pre-requisite

for

the

first

wave

of

client

migrations

and

will

allow

us

to

begin

streamlining

and
decommissioning legacy Credit Suisse platforms

in the second half of 2024.
Updated targets, guidance and ambitions
Based on

our execution

of the

integration of

Credit Suisse

to date

and the

completion of

our business

planning
process, we

have updated

our performance

targets and

capital guidance

for the

Group. We have

also set ambitions
for each of the business divisions that collectively

are building blocks toward achieving our

targets.
We aim to deliver by the end of 2026:
–
an underlying return on common equity tier

1 capital (RoCET1) of around 15% (exit rate);
–
an underlying cost / income ratio of less than

70% (exit rate); and
–
exit rate gross cost savings of approximately USD 13bn

by the end of 2026 compared to full year 2022 for UBS
and Credit Suisse combined. Gross

cost savings will create

capacity to reinvest for growth

and to enhance the
resilience of our infrastructure.

We confirm our capital guidance and aim

to maintain:
–
a common equity tier 1 (CET1) capital ratio of

around 14%; and
–
a CET1 leverage ratio of greater than 4.0%

As we

complete the

execution of

the integration,

including cost

and capital

efficiency measures,

we believe

our
scale

and

client

franchises

will

position

us

to

sustainably

deliver

higher

returns.

We

therefore

aim

to

deliver

a
reported RoCET1 of around 18% in 2028.
We expect Group RWA to be around

USD 510bn by the end of 2026, assuming constant

foreign exchange rates,
including an estimated

USD 25bn day-1

increase for

the finalization

of Basel III

in 2025 (of

which USD 10bn

in Non-
core and Legacy) and an increase of around USD 10bn in

our core businesses from the alignment of Credit Suisse
to UBS

risk models.

We expect

to offset

these increases

with RWA

reductions in

Non-core and

Legacy, with

the
remaining portfolio there representing

around 5% of Group RWA

at the end of 2026. We

also expect business-led
actions to optimize

returns on

RWA in our

core businesses

to result in

a further decrease

in RWA around

USD 15bn.

UBS Group fourth quarter 2023 report |
UBS Group | Recent developments

Business division ambitions
Our business divisions aim to achieve the following.
–
Global

Wealth

Management:

surpass

USD

5trn

of

invested

assets

over

the

next

five

years,

with

around
USD 100bn of net new assets annually through 2025 building to around

USD 200bn annually by 2028, and an
underlying cost / income ratio of less than 70%

by the end of 2026 (exit rate).
–
Personal &

Corporate Banking:

an underlying

cost /

income ratio

of less than

50% by

the end

of 2026 (exit

rate).
–
Asset Management: an underlying cost

/ income ratio of less than 70% by the end

of 2026 (exit rate).
–
The Investment Bank: an underlying

return on attributed equity of approximately

15% through the cycle, while
operating with no more than 25% of the

Group’s RWA.
–
Non-core and Legacy: an

underlying profit-before-tax loss of less

than USD 1bn (exit rate),

underlying costs of
less than USD 1bn (exit rate),

and a share of around 5% of Group RWA, all by

the end of 2026.
Capital returns
For 2023, the

Board of

Directors plans to

propose a

dividend to

UBS Group

AG shareholders

of USD 0.70 per

share.
Subject to

approval at

the Annual

General Meeting,

scheduled for

24 April 2024,

the dividend

will be

paid on

3 May
2024 to shareholders of

record on 2 May 2024. The

ex-dividend date will be 30

April 2024. We remain committed
to progressive increase in dividends

and are accruing for a mid-teens percentage

increase in the dividend per share
for the 2024 financial year.
In 2023, we bought back

USD 1.3bn of shares before

we announced the acquisition

of the Credit Suisse Group.

In
2024, we plan to repurchase

up to USD 1bn of our shares

commencing after the

completion of the merger

of UBS
AG and Credit Suisse AG. Our ambition is for

share repurchases to exceed our pre-acquisition

levels by 2026.
Regulatory and legal developments
Swiss Federal Council adopts amendments

to the Capital Adequacy Ordinance
In November 2023, the

Swiss Federal Council adopted

amendments to the Capital

Adequacy Ordinance (the CAO)
for banks to incorporate the final Basel III standards adopted by the Basel Committee on Banking Supervision (the
BCBS) in

Swiss law.

The

amended CAO

will

enter into

force

on

1 January 2025.

The

final

degree

of alignment
between the Swiss implementation

and those in

other jurisdictions remains still

uncertain at this

stage. Although
EU legislators

target implementation

by January

2025, the

implementation timelines

in the

UK and

the US

have
been delayed until July

2025. The Swiss

Federal Department of

Finance will inform

the Swiss Federal Council

about
the status of

international implementation by the

end of

July 2024,

at the

latest. We

currently estimate

that the
revised Basel III framework

would lead to

a further net

increase in risk-weighted

assets of approximately

USD 25bn,
of which USD 10bn in Non-core and

Legacy. This

estimate is based on static balances,

before taking into account
mitigating actions, as well as not reflecting the impact

of the output floor, which is phased in over time.
Revisions to the Swiss Liquidity Ordinance
The too-big-to-fail (TBTF)

liquidity requirements communicated

by the Swiss

Financial Market

Supervisory Authority
(FINMA) in

the third

quarter of 2023

became effective on

1 January 2024. The

affected legal

entities of the

UBS
Group are compliant with these requirements.
Financial Stability Board updates list of global

systemically important banks

In November 2023, the Financial

Stability Board (the FSB) published

the 2023 list of global

systemically important
banks (G-SIBs).

UBS has been

moved from

Bucket 1 to

Bucket 2,

corresponding to

an increased FSB

common equity
tier 1 capital

surcharge requirement

of 1.5%

from 1.0%,

effective from

1 January 2025.

Credit Suisse

has been
removed from the list. As UBS is subject to higher requirements under the Swiss CAO, the change does not affect the capital requirements applicable to UBS.

UBS Group fourth quarter 2023 report |
UBS Group | Recent developments

Implementation of global minimum taxation

in Switzerland
In

June 2023,

the Swiss

electorate voted

in

favor of

the introduction

of a

minimum corporate

tax rate

of 15%
applicable to companies

with a consolidated

turnover of more

than EUR 750m, as

stipulated by the

Global Anti-
Base

Erosion

Model

Rules

(Pillar

Two)

of

the

Organisation

for

Economic

Co-operation

and

Development.

In
December 2023, the Swiss Federal Council decided on a

partial adoption in Switzerland,

by way of an ordinance,
and, as a result, a

domestic minimum top-up tax regime became effective

from 1 January 2024, ensuring a Swiss
local

minimal tax

burden

of

at

least

15%. Switzerland

will

not

implement any

top-up

tax regime

in

2024 with
respect

to

non-Swiss

taxation

below

15%.

The

Swiss

Federal

Council

will

further

observe

international
developments and

decide at

a later

stage if

and when

any top-up

tax with

respect to

non-Swiss taxation below
15% will

be introduced

in Switzerland. UBS

does not

expect the

implementation of global

minimum taxation in
Switzerland to materially impact its effective tax

rate.
Swiss Federal Council implements statutory

anchoring of stock exchange protective

measures
In November 2023,

the Swiss Federal

Council adopted an

amendment to the

Financial Market Infrastructure

Act
that enacts a measure aimed at protecting the Swiss

stock exchange infrastructure into Swiss law with effect

from
1 January

2024.

This

ruling

followed

the

EU’s

decision

to

withdraw

equivalence

for

the

Swiss

stock

exchange
regulation in

2019. The

protective measure

enables EU

firms to

trade Swiss

shares on

the Swiss

trading venues,
even without EU equivalence. In the event of equivalence recognition by the EU, the measure may be deactivated
at any time.
Switzerland and the UK sign a mutual recognition

agreement for financial services
In December

2023, the

Swiss Confederation

and the

UK signed

a mutual

recognition agreement

(the MRA)

for
financial services to

facilitate cross-border

financial activities. The

MRA is

supplemented by measures

to enhance
supervisory cooperation and coordination. The MRA envisages a memorandum of understanding between FINMA and the

Bank of England

on resolution

arrangements,

and it

is expected to

enable Swiss banks

to provide

cross-
border

investment services

to high

net worth

UK-domiciled clients

and

to allow

UK and

Swiss over-the-counter
derivatives counterparties

to choose

whether to

rely on

Swiss or

UK risk

mitigation rules

(except for

physically

settled
foreign

exchange

swaps

and

forwards).

The

agreement

is

expected

to

apply

from

2026,

depending

on

the
completion of parliamentary approval in both countries.
Swiss Federal Council launches a new version

of the Swiss Climate Scores
In December

2023, the

Swiss Federal Council

announced that it

intends to

further improve climate

transparency
for financial products and to further develop the voluntary Swiss Climate Scores (the SCS), which were introduced in

2022.

The

SCS

provide

investors

with

information about

the

extent

to

which

their

financial

investments are
compatible with climate goals. The updated SCS, which will apply from 1 January 2025, will continue to prescribe disclosures by financial institutions on climate alignment and climate change mitigation characteristics of financial products and will

newly prescribe

disclosure of

exposures

to renewable

energy. UBS

has committed

to the voluntary
use of the SCS.
US Federal Deposit Insurance Corporation approves

a special assessment to recover losses incurred

by the Deposit
Insurance Fund
In November 2023, the US Federal Deposit Insurance Corporation (the FDIC) approved a final rule to implement a special assessment

to recover

losses incurred

by the

Deposit Insurance

Fund in

connection with

the failures

of Silicon
Valley Bank and

Signature Bank in

March 2023. The

assessment is based

on the estimated

uninsured deposits of
each depositary institution

at year-end 2022.

The assessment will

be collected over

an eight-quarter period

starting
in January 2024.

UBS Bank USA

has recorded a

charge for the

full amount of

its estimated assessment

of USD 60m
in the fourth quarter of 2023.
US banking agencies issue climate risk management

principles

In October 2023,

the Federal Reserve

Board (the FRB),

the Office of the

Comptroller of the

Currency (the OCC) and
the FDIC

approved guidance

on the

principles for

climate-related financial

risk management.

The final

principles
describe how climate-related risks

can be addressed in

the management of traditional

financial risks. The principles
cover

six

areas:

governance;

policies,

procedures

and

limits;

strategic

planning;

risk

management;

data,

risk
measurement

and

reporting;

and

scenario

analysis.

The

guidance

applies

to

our

US-based

operations.

UBS

is
evaluating the guidance to ensure the principles are addressed by

Group practices.

UBS Group fourth quarter 2023 report |
UBS Group | Recent developments

US banking agencies adopt amendments

to Community Reinvestment Act regulations
In

October

2023,

the

FRB,

the

FDIC

and

the

OCC

adopted

revisions

to

their

regulations

implementing

the
Community Reinvestment Act (the CRA).

The CRA encourages banks to meet the

credit needs of the communities
in which

they do

business, with

a focus

on low-

and moderate-income

communities.

The final

rule would

implement
separate

evaluations

for

retail

lending,

retail

services

and

products,

community

development

financing,

and
community development services

for banks with over USD

2bn in total assets. For

large banks with over USD 10bn
in total

assets, the evaluation

of retail

services and products

will cover digital

delivery systems. The

final rule also
updates requirements

on the reporting

of exposures. The

rule has an

implementation date of

1 April 2024, with
additional

phase-in

periods for

general

provisions

and

reporting

that

extend

out

to

April

2027.

UBS

Bank

USA
expects a modest level of increased monitoring and reporting requirements.
Developments related to shortening the standard

settlement cycle for securities transactions
US securities markets will transition to one business day after the trade date (T+1) settlement of most transactions
in May 2024. In October 2023, the European Securities and Market

Authority (ESMA) launched a call for evidence
on shortening the standard settlement cycle

for securities transactions from two

business days after the trade

date
(T+2) to T+1. ESMA aims

to perform an assessment of the

costs and benefits linked to

the potential reduction of
the

securities

settlement

cycle

in

the

EU

and

intends

to

submit

the

results

of

its

assessment

to

the

European
Commission

and

publish

a

final

report

in

the

fourth

quarter

of

2024,

at

the

latest.

The

UK

Treasury

has

also
established an Accelerated Settlement Taskforce

to consider whether the

UK should follow the

US and transition
to a T+1

settlement. The UK task

force is expected

to publish its findings

by early 2024,

with further work being
planned during

2024.

UBS is

implementing and

testing required

enhancements based

on

the US

rules and

will
prepare

for

further implementation

according

to

the evolving

rules

and

market practice

in

the UK,

the EU

and
Switzerland.

Other developments
Changes to the Pension Fund of Credit Suisse

in Switzerland

In December 2023,

the Board of

Trustees

of the Pension

Fund of Credit

Suisse decided to align

its Swiss pension
scheme to that of the Pension Fund of UBS,

effective as of 1 January 2027.

On that date, the Swiss defined benefit

pension plan of the Credit Suisse

Pension Fund will adopt the plan

rules of
the UBS Pension

Fund. The retirement capital savings

plan based on Article

1e of the Ordinance

on Occupational
retirement, Survivors’

and Disability Pension Plans will remain in place as of this date but will be closed for further
contributions.

In accordance with

International Financial

Reporting Standards,

these decisions

and related mitigating

measures led
to an increase in

UBS’s pension obligations in

Switzerland resulting in a

one-time pre-tax loss of

USD 245m (CHF
207m) and

an offsetting

gain in

other comprehensive

income in

the fourth

quarter of

2023 with

no impact

on
equity and CET1 capital.
Sale of UBS Hana Asset Management Co.,

Ltd.
In October

2023,

we completed

the sale

of our

51% stake

in UBS

Hana Asset

Management Co.,

Ltd.

to Hana
Securities

and

recorded

a

pre-tax

gain

on

sale

of

USD 23m (net

of

a

foreign

currency

translation loss)

in

Asset
Management in the fourth quarter of 2023.
Sale of Brazilian real estate fund management

business in 2024
In December

2023, we

signed an

agreement to

sell our

Brazilian real

estate fund

management business,

Credit
Suisse Hedging-Griffo Real Estate, to Patria Investments for up to BRL 650m (approximately USD 130m). After the sale, we will continue to offer Patria’s funds to our wealth management clients in Brazil. The transaction is subject
to the approval of the investors in the relevant funds and customary anti-trust approvals.
Changes to the Board of Directors
On 12 January

2024, the

BoD announced

that it

intends to

nominate Gail

Kelly for

election to

the Board

at the
Annual General Meeting

on 24 April 2024. Dieter

Wemmer will not stand

for re-election after eight

years of Board
membership.

UBS Group fourth quarter 2023 report |
UBS Group | Recent developments

Changes to the Group Executive Board

On 24 January 2024, UBS Group AG announced that Aleksandar Ivanovic will join the Group Executive Board (the
GEB) as President Asset Management and Beatriz Martin Jimenez will become the GEB Lead for Sustainability and
Impact in addition to her existing responsibilities. They are succeeding Suni Harford, who is retiring from the firm.
The changes are effective from 1 March 2024.

Material weaknesses in the Credit Suisse

Group’s internal control over financial reporting

As previously disclosed,

UBS Group, UBS

AG and Credit

Suisse AG are

subject to requirements

under the Sarbanes–
Oxley Act

of 2002 with

respect to

financial reporting. This

requires us

to perform system

and process

evaluation
and testing of

internal controls over

financial reporting to

enable management to assess

the effectiveness of

our
internal controls. Credit Suisse Group disclosed material

weaknesses in its internal controls over

financial reporting
for

the

periods

ended

31

December

2022

and

2021.

A

material

weakness

is

a

deficiency

or

a

combination of
deficiencies in

internal controls

over financial

reporting such

that there

is a

reasonable possibility

that a

material
misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis. Evaluation
of the impacts of the material weaknesses identified in Credit Suisse’s internal control over financial reporting will form part of our annual assessment, which will

be disclosed as part of our Annual

Report 2023.
Purchase price adjustments arising from the acquisition

of the Credit Suisse Group
UBS accounted

for the

acquisition as a

business combination under

IFRS 3,

Business Combinations, applying

the
acquisition method of accounting.

After establishing the initial

purchase price allocation as

published in the UBS
Group second quarter

2023 report, we are

required for the subsequent

12-month period to

monitor developments
that may suggest that the fair values established as of the acquisition balance sheet date (31 May 2023) could be
different.

Fair value

adjustments are

accounted for

retrospectively with

previously reported

financial information
revised as of the acquisition date.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Group performance

Income statement
For the quarter ended % change from For the year ended
USD m 31.12.23 30.9.23
1
31.12.22 3Q23 4Q22 31.12.23 31.12.22
Net interest income

2,095

2,107

1,589

(1)

32

7,297

6,621
Other net income from financial instruments measured

at fair value through profit or loss

3,158

3,226

1,876

(2)

68

11,583

7,517
Net fee and commission income

5,780

6,056

4,359

(5)

33

21,570

18,966
Other income

(179)

305

206

384

1,459
Total revenues

10,855

11,695

8,029

(7)

35

40,834

34,563
Negative goodwill

28,925
Credit loss expense / (release)

136

239

7

(43)

1,037

29
Personnel expenses

7,061

7,567

4,122

(7)

71

24,899

17,680
General and administrative expenses

2,999

3,124

1,420

(4)

111

10,156

5,189
Depreciation, amortization and impairment of non-financial

assets

1,409

950

543

48

159

3,750

2,061
Operating expenses

11,470

11,640

6,085

(1)

88

38,806

24,930
Operating profit / (loss) before tax

(751)

(184)

1,937

307

29,916

9,604
Tax expense / (benefit)

(473)

526

280

873

1,942
Net profit / (loss)

(278)

(711)

1,657

(61)

29,043

7,661
Net profit / (loss) attributable to non-controlling interests

1

4

4

(80)

(79)

16

32
Net profit / (loss) attributable to shareholders

(279)

(715)

1,653

(61)

29,027

7,630
Comprehensive income
Total comprehensive income

2,695

(2,622)

2,208

22

30,035

3,167
Total comprehensive income attributable to non-controlling interests

18

(8)

17

5

22

18
Total comprehensive income attributable to shareholders

2,677

(2,614)

2,190

22

30,013

3,149
1 Comparative-period information has been revised. Refer to “Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial information” section of this report for more information.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Selected financial information of our business divisions and Group Items
For the quarter ended 31.12.23
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

5,444

2,431

805

2,139

162

(126)

10,855
of which: accretion of PPA adjustments on financial instruments and other effects

284

414

277

(32)

944
of which: losses related to investment in SIX Group

(190)

(317)

(508)
Total revenues (underlying)

5,351

2,334

805

1,861

162

(94)

10,419
Credit loss expense / (release)

(7)

83

(1)

48

15

(2)

136
Operating expenses as reported

5,070

1,560

691

2,260

1,873

17

11,470
of which: integration-related expenses

490

188

66

166

749

93

1,751
of which: acquisition-related costs

(1)

(1)
of which: amortization from newly recognized intangibles

resulting from
the acquisition of the Credit Suisse Group

29

29
Operating expenses (underlying)

4,580

1,343

625

2,094

1,124

(75)

9,690
Operating profit / (loss) before tax as reported

381

788

115

(169)

(1,726)

(140)

(751)
Operating profit / (loss) before tax (underlying)

778

908

180

(280)

(977)

(17)

592
For the quarter ended 30.9.23 revised
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

5,810

2,871

755

2,151

350

(242)

11,695
of which: accretion of PPA adjustments on financial instruments and other effects

318

446

251

(57)

958
Total revenues (underlying)

5,492

2,426

755

1,900

350

(186)

10,737
Credit loss expense / (release)

2

168

0

4

59

6

239
Operating expenses as reported

4,801

1,579

724

2,377

2,152

7

11,640
of which: integration-related expenses

431

166

125

365

918

(2)

2,003
of which: acquisition-related costs

26

26
of which: amortization from newly recognized intangibles

resulting from
the acquisition of the Credit Suisse Group

28

28
Operating expenses (underlying)

4,370

1,385

599

2,012

1,234

(17)

9,583
Operating profit / (loss) before tax as reported

1,007

1,124

31

(230)

(1,861)

(255)

(184)
Operating profit / (loss) before tax (underlying)

1,119

872

156

(116)

(943)

(174)

914
For the quarter ended 31.12.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

4,601

1,130

495

1,682

53

67

8,029
of which: gain from sales of real estate

68

68
Total revenues (underlying)

4,601

1,130

495

1,682

53

(1)

7,961
Credit loss expense / (release)

3

(4)

0

8

0

0

7
Operating expenses as reported

3,540

605

372

1,563

21

(15)

6,085
Operating profit / (loss) before tax as reported

1,058

529

124

112

33

81

1,937
Operating profit / (loss) before tax (underlying)

1,058

529

124

112

33

13

1,869
1 Comparative-period information has been revised. Refer to “Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial information” section of this report for more information.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Selected financial information of our business divisions and Group Items
For the year ended 31.12.23
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill Total
Total revenues as reported

21,190

8,436

2,639

8,661

741

(833)

40,834
of which: accretion of PPA adjustments on financial
instruments and other effects

719

1,013

583

(35)

2,280
of which: losses related to investment in SIX Group

(190)

(317)

(508)
Total revenues (underlying)

20,661

7,741

2,639

8,078

741

(798)

39,062
Negative goodwill

28,925

28,925
Credit loss expense / (release)

147

501

0

190

193

6

1,037
Operating expenses as reported

17,454

4,787

2,321

8,515

5,290

440

38,806
of which: integration-related expenses

988

383

205

692

1,772

438

4,478
of which: acquisition-related costs

202

202
of which: amortization from newly recognized intangibles
resulting from the acquisition of the Credit Suisse Group

65

65
Operating expenses (underlying)

16,466

4,338

2,116

7,823

3,518

(200)

34,061
Operating profit / (loss) before tax as reported

3,589

3,148

318

(44)

(4,741)

(1,279)

28,925

29,916
Operating profit / (loss) before tax (underlying)

4,048

2,902

522

64

(2,969)

(603)

3,963
For the year ended 31.12.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

18,967

4,302

2,961

8,717

237

(622)

34,563
of which: net gain from disposals

848

848
of which: gains from sales of subsidiary and business

219

219
of which: losses in the first quarter of 2022 from
transactions with Russian counterparties

(93)

(93)
of which: litigation settlement

62

62
of which: gain from sales of real estate

68

68
Total revenues (underlying)

18,748

4,302

2,114

8,810

175

(690)

33,459
Credit loss expense / (release)

0

39

0

(12)

2

1

29
Operating expenses as reported

13,989

2,452

1,564

6,832

104

(12)

24,930
Operating profit / (loss) before tax as reported

4,977

1,812

1,397

1,897

131

(611)

9,604
Operating profit / (loss) before tax (underlying)

4,758

1,812

550

1,990

69

(679)

8,500
Integration-related expenses by business division and Group Items
For the quarter ended
For the year
ended
USD m 31.12.23 30.9.23 31.12.23
Global Wealth Management

490

431

988
Personal & Corporate Banking

188

166

383
Asset Management

66

125

205
Investment Bank

166

365

692
Non-core and Legacy

749

918

1,772
Group Items

93

(2)

438
Total net integration-related expenses

1,751

2,003

4,478
of which: personnel expenses

794

1,039

2,192
of which: general and administrative expenses

455

860

1,436
of which: depreciation, amortization and impairment of non-financial assets

503

104

850
Underlying results
In addition to reporting

our results in accordance

with International Financial

Reporting Standards (IFRS),

we report
underlying

results

that

exclude

items

of

profit

or

loss

that

management

believes

are

not

representative

of

the
underlying performance.
In the fourth

quarter of 2023,

underlying revenues

exclude accretion

of purchase

price allocation (PPA)

adjustments
on

financial

instruments

measured

at

amortized

cost,

including

off-balance

sheet

positions,

and

other

related
effects,

arising

from

the

acquisition

of

the

Credit

Suisse

Group.

Accretion

of

PPA

adjustments

on

financial
instruments is accelerated

when the related financial

instrument is terminated or

disposed of before its contractual
maturity. Underlying revenues also exclude

losses relating to our investment in SIX

Group.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Underlying expenses exclude

integration-related expenses that

are temporary, incremental

and directly

related to
the integration of

Credit Suisse into UBS,

including costs of

internal staff and contractors

substantially dedicated to
integration activities, retention

awards, redundancy costs,

incremental expenses from

the shortening of useful

lives
of property,

equipment and

software, and

impairment charges

relating to these

assets. Classification

as integration-
related expenses does

not affect the

timing of recognition

and measurement

of those expenses

or the presentation
thereof

in

the

income

statement. Integration-related

expenses

incurred

by

Credit

Suisse

also

included

expenses
associated with restructuring programs that existed

prior to the acquisition.
Acquisition-related costs

consist

of

costs

directly

attributable

to

the

acquisition of

the

Credit

Suisse

Group

and
mainly include consulting and legal fees.
Results: 4Q23 vs 4Q22
Reported operating loss before tax was USD 751m,

compared with an operating profit before

tax of USD 1,937m,
primarily reflecting higher

operating expenses and a

net credit loss expense

of USD 136m, compared with

USD 7m
in

the

fourth

quarter

of

2022,

partly

offset

by

an

increase

in

total

revenues.

Operating

expenses

increased

by
USD 5,385m, or

88%, to

USD 11,470m, largely

due to

the consolidation

of Credit

Suisse expenses

of USD 4,100m,
and included total integration-related expenses

of USD 1,751m. Excluding the

aforementioned effects, personnel
expenses

increased,

reflecting

salary

adjustments,

higher

variable

compensation

and

foreign

currency

effects.
General and

administrative expenses

increased mainly

due to

higher technology

costs, as

well as

an expense

of
USD 60m for the

US Federal

Deposit Insurance Corporation

special deposit insurance

assessment,

relating to the
2023 failures of Silicon Valley Bank and Signature

Bank.
Total

revenues increased

by

USD 2,826m, or

35%, to

USD 10,855m, largely

due

to

the

consolidation of

Credit
Suisse revenues of

USD 2,942m, which included

USD 925m of accretion

impacts resulting from

PPA adjustments
on financial instruments

and other effects.

Total combined net

interest income and

other net income

from financial
instruments

measured at

fair value

through profit

or loss

increased by

USD 1,789m,

with an

increase of

USD 1,879m
attributable to

the consolidation

of Credit

Suisse. Net

fee and

commission income

increased by

USD 1,421m, mainly
attributable to

a larger

invested assets

base, following

the acquisition

of the

Credit Suisse

Group,

which contributed
USD 1,070m of this

increase. This was

partly offset by

other income of

negative USD 179m compared

with positive
USD 206m

in

the

fourth

quarter of

2022,

largely

due

to

losses

of

USD 508m

relating

to

our

investment in

SIX
Group, which

reflect UBS’s

share of

impairments taken

by SIX

Group on

its investment

in Worldline

and on

goodwill
related to its subsidiary,

BME.
Underlying results 4Q23 vs 4Q22
Underlying

results

for

the

fourth

quarter

of

2023

exclude

USD 944m

of

accretion

impacts

resulting

from

PPA
adjustments on financial instruments and other effects,

as well as losses of USD 508m from our investment in SIX
Group,

from

total

revenues.

We

also

excluded

integration-related expenses

of

USD 1,751m,

amortization from
newly recognized intangibles resulting from the acquisition

of the Credit Suisse Group of USD 29m, and a reversal
of acquisition-related costs of USD 1m from

operating expenses.

On

an

underlying

basis,

profit

before

tax

decreased

by

USD 1,277m,

or

68%,

to

USD 592m,

reflecting

a
USD 3,605m increase

in underlying

operating expenses

and a

USD 129m increase

in credit

loss expenses,

partly
offset by a USD 2,458m

increase in underlying total revenues.

Total revenues: 4Q23 vs 4Q22
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or

loss increased

by USD 1,789m

to USD 5,253m,

mainly driven

by the

consolidation

of USD 1,879m

of Credit
Suisse revenues,

and included

USD 571m of

accretion from

PPA

adjustments on

financial instruments

and other
effects.
Personal & Corporate Banking

net interest income increased by

USD 1,089m to USD 1,722m, largely attributable
to the consolidation

of USD 932m

of Credit

Suisse net

interest income,

and included USD

373m of accretion

of PPA
adjustments on

financial instruments

and other effects.

The remaining

increase was

mainly driven by

higher deposit
margins, which resulted from higher interest rates, partly offset by lower deposit fees. Excluding accretion effects, underlying net interest income was USD 1,349m.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Global Wealth Management net

interest income increased

by USD 373m, to

USD 1,872m, largely attributable to
the consolidation of Credit

Suisse net interest income,

and included USD 261m of

accretion of PPA adjustments

on
financial instruments

and other

effects, and

the effects

of higher

deposit margins,

resulting from

higher interest
rates, partly offset

by shifts to lower-margin

deposit products. Excluding accretion effects,

underlying net interest
income was USD 1,611m.
›
Refer to the relevant business division commentary in the “UBS business divisions and Group Items” section of this report for more information about business-division-specific revenues
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from For the year ended
USD m 31.12.23 30.9.23
1
31.12.22 3Q23 4Q22 31.12.23 31.12.22
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

597

850

1,226

(30)

(51)

3,527

5,218
Net interest income from financial instruments measured

at fair value through profit or loss
and other

1,498

1,257

363

19

313

3,770

1,403
Other net income from financial instruments measured

at fair value through profit or loss

3,158

3,226

1,876

(2)

68

11,583

7,517
Total

5,253

5,334

3,464

(2)

52

18,880

14,137
1 Comparative-period information has been revised. Refer to “Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial information” section of this report for more information.

Net fee and commission income
Net fee and

commission income

increased by USD 1,421m

to USD 5,780m,

which included

USD 353m of

accretion
resulting from PPA adjustments in financial instruments.
Fees for portfolio management

and related services

increased by USD 845m

to USD 2,966m, largely

attributable to
the consolidation of USD 662m of Credit Suisse

revenues, as well as positive market performance.

Other fee

and commission

income increased

by USD 654m

to USD 1,081m,

largely attributable

to the

consolidation
of USD 603m

of Credit Suisse revenues, which included USD 353m of accretion resulting from PPA adjustments in
financial instruments.
Other income
Other

income

was

negative

USD 179m, compared

with

positive USD 206m

in

the

fourth

quarter

of

2022.

The
decrease was largely due to

USD 508m losses relating to

our investment in SIX

Group.

These losses reflected UBS’s
share of impairments taken by SIX

Group on its investment in Worldline

and on goodwill related to its subsidiary,
BME. The

decrease was

partly offset

by income

of USD 75m

relating to

mortgage-servicing rights and

USD 41m
relating to insurance

and similar contracts acquired

as part of

the Credit

Suisse Group.

The insurance and

similar
contracts are hedged with derivative instruments,

with offsetting gains and losses in the income statement within
Other net income

from financial instruments measured at

fair value through profit

or loss.

The prior-year quarter
included a

gain of

USD 68m from

the sale

of real

estate in

Group

Items and

a USD 41m

gain in

Global Wealth
Management on the sale of our US alternative

investments administration business.

Credit loss expense / release: 4Q23 vs

4Q22
Total net

credit loss

expenses in

the fourth

quarter of

2023 were

USD 136m, compared

with net

credit loss

expenses
of USD 7m

in the

prior-year quarter, reflecting

net releases of

USD 43m related to

performing positions, and

net
expenses of USD 180m on credit-impaired positions.
›
Refer to the “Risk management and control” section of this report for expected credit loss (ECL) allowances by business division as of 31 December 2023 and to the “Consolidated financial statements” section of the UBS
Group AG Annual Report 2023, which will be available as of 28 March 2024 under “Annual reporting” at
ubs.com/investors , for detailed disclosures about ECL exposures, allowances, coverage ratios, underlying scenarios, scenario assumptions and post-model adjustments

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 31.12.23
Global Wealth Management

(11)

3

0

(7)
Personal & Corporate Banking

(16)

95

4

83
Asset Management

0

0

0

(1)
Investment Bank

(13)

60

1

48
Non-core and Legacy

(1)

25

(9)

15
Group Items

(2)

0

0

(2)
Total

(43)

183

(4)

136
For the quarter ended 30.9.23
1
Global Wealth Management

(18)

15

6

2
Personal & Corporate Banking

85

60

23

168
Asset Management

0

0

0

0
Investment Bank

(6)

10

0

4
Non-core and Legacy

4

20

34

59
Group Items

5

0

0

6
Total

70

105

63

239
For the quarter ended 31.12.22
Global Wealth Management

3

0

3
Personal & Corporate Banking

(6)

3

(4)
Asset Management

0

0

0
Investment Bank

1

7

8
Group Items

0

0

0
Total

(2)

9

7
1 Certain prior-period figures as of or for the quarter ended 30 September

2023 have been revised due to effects of measurement period adjustments in relation to the acquisition of the Credit Suisse Group. Refer to
“Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial information” section of this report for more information.
Operating expenses: 4Q23 vs 4Q22
Operating expenses
For the quarter ended % change from For the year ended
USD m 31.12.23 30.9.23
1
31.12.22 3Q23 4Q22 31.12.23 31.12.22
Personnel expenses

7,061

7,567

4,122

(7)

71

24,899

17,680
of which: salaries and variable compensation

5,728

6,424

3,478

(11)

65

20,842

14,999
of which: variable compensation – financial advisors
2

1,176

1,150

1,073

2

10

4,549

4,508
General and administrative expenses

2,999

3,124

1,420

(4)

111

10,156

5,189
of which: net expenses for litigation, regulatory and similar matters

8

12

50

(36)

(85)

809

348
of which: other general and administrative expenses

2,992

3,112

1,370

(4)

118

9,347

4,841
Depreciation, amortization and impairment of non-financial

assets

1,409

950

543

48

159

3,750

2,061
Total operating expenses

11,470

11,640

6,085

(1)

88

38,806

24,930
1 Comparative-period

information has

been revised.

Refer to

“Accounting

for the

acquisition of

the Credit

Suisse Group”

in the

“Consolidated financial

information” section

of this

report for

more information.

2 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic

approach. It also includes expenses related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses

increased by

USD 2,939m to

USD 7,061m, mainly

due to

the consolidation

of Credit

Suisse
expenses

of

USD 2,349m,

and

included

integration-related

expenses

of

USD 794m

covering

post-employment
benefit plans, awards

granted to

employees to support

retention and operational

stability, severance expenses, and
the

alignment

of

Credit

Suisse

processes

to

the

UBS

variable

compensation

framework.

Salaries

and

variable
compensation increased by USD 2,250m, due

to the aforementioned effects,

and also due to

salary adjustments,
higher variable compensation, and foreign currency effects. Associated social security costs also increased by USD
221m. Pension and other post-employment benefit plans increased by USD 375m, largely driven by an increase in the pension

plan obligation

of the

Swiss pension

plan of

Credit

Suisse following

the decision

to align

the Swiss
pension scheme to that of UBS, which resulted in a pre-tax loss of USD 245m (CHF 207m) in the fourth quarter

of
2023 and an offsetting gain in other comprehensive income

due to the asset ceiling.
›
Refer to the “Recent developments” section of this report for more information about the pension scheme changes in the Swiss pension plan of Credit Suisse

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

General and administrative expenses
General and administrative

expenses increased by USD

1,579m

to USD 2,999m, largely

due to the

consolidation of
Credit

Suisse

expenses

of

USD 963m,

as

well

as

higher

technology

and

outsourcing

costs,

and

included

total
integration-related expenses

of USD 455m,

mainly from

higher consulting

and real estate

costs.

UBS recorded bank
levy expenses of USD 75m, reflecting an increase of USD 34m compared with the prior-year quarter, as well as an expense

of

USD 60m

for

the

US

Federal

Deposit

Insurance

Corporation

special

deposit

insurance

assessment
relating to the 2023 failures of Silicon Valley Bank and Signature Bank.

We believe that the industry continues to operate in an environment in which expenses associated with litigation,
regulatory and similar matters will remain elevated

for the foreseeable future, and we continue

to be exposed to a
number

of

significant

claims

and

regulatory

matters.

The

outcome

of

many

of

these

matters,

the

timing

of

a
resolution, and the

potential effects

of resolutions on

our future business,

financial results

or financial condition

are
extremely difficult to predict.
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information about litigation, regulatory and similar matters
›
Refer to “Regulatory and legal developments” in the Annual Report 2022 and “Risks relating to UBS”

filed on Form
6-K together with the UBS Group second quarter 2023 report for more information
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and

impairment of non-financial

assets increased by USD

866m

to USD 1,409m, largely
due to the consolidation

of Credit Suisse

expenses of USD 789m

and included total

integration-related expenses

of
USD 503m, mainly attributable to impairment

and accelerated depreciation of right-of-use

assets associated with
real estate

leases. Excluding the

aforementioned effects,

depreciation of

internally developed software

increased
by USD 34m, reflecting a higher level of capitalized

costs.
Tax: 4Q23 vs 4Q22
The Group had

a net income

tax benefit of

USD 473m for the

fourth quarter

of 2023, compared

with a net

income
tax expense

of USD 280m for

the prior-year

quarter. The

net current

tax expense

was USD 69m,

compared with
USD 349m. This included current tax expenses of USD 375m relating to the taxable profits of UBS Switzerland

AG
and other entities, which were mostly offset by benefits in

respect of decreases in accruals for US taxes, including
USD 152m

that

primarily

related

to

state

and

local

taxes

and

USD 154m

that

related

to

corporate

alternative
minimum tax (CAMT).

There was a net deferred tax

benefit of USD 542m, compared with

a benefit of USD 69m in the

prior-year quarter.
This included

benefits of

USD 591m in

respect of

remeasurements of deferred

tax assets

(DTAs), which

included
USD 457m in respect of DTA revaluations

for certain entities in connection

with our business planning process

and
USD 134m in

respect of

an

increase in

DTAs that

resulted from

an

increase in

the expected

value of

future tax
deductions for

deferred compensation awards,

due to

an increase

in the

Group’s share

price during

the quarter.
These benefits were partly

offset by a

net expense of USD 49m

that included

USD 154m related to a

decrease in
DTAs in respect of

CAMT credits carried forward, partly

offset by a

benefit of USD 105m that

mainly related to a
decrease in DTA amortization that was previously

recognized in the year.

If the aforementioned

benefits of USD 591m

in respect of

remeasurements of DTAs

and USD 152m in

respect of
the reversal

of the

current tax

expense accrual

that primarily

related to

state and

local taxes are

excluded, the

Group
would have had a tax expense of USD 270m in

relation to its pre-tax loss for the quarter. This

is because that loss
includes operating losses

of certain entities,

reflecting integration-related

expenses and restructuring

costs, that did
not result in any tax benefits because they cannot

be offset with profits of other entities

in the Group, and did not
result in any

DTA recognition.

The Group’s

tax expense

for 2024 may

be similarly

impacted if

further such

operating
losses are incurred.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Total comprehensive income attributable

to shareholders
In the

fourth quarter

of 2023,

total comprehensive

income attributable

to shareholders

was USD 2,677m,

reflecting
a net loss of USD 279m and other comprehensive

income (OCI), net of tax, of USD 2,956m.
OCI related

to cash

flow hedges

was USD 1,970m,

mainly reflecting

net unrealized

gains on

US dollar

hedging
derivatives resulting from significant decreases

in the relevant US dollar long-term

interest rates.
Foreign currency translation OCI

was USD 1,597m, mainly resulting

from a significant

strengthening of the Swiss
franc and the euro against the US dollar.
Defined benefit

plan OCI

was USD 131m,

mainly reflecting

pre-tax OCI

gains in

the Credit

Suisse Swiss

pension
plan of

USD 231m. This largely

reflected an increase

in the

pension plan

obligation of the

Swiss pension

plan of
Credit Suisse following the decision to align the Swiss pension scheme to that of UBS, which resulted in

a pre-tax
loss of USD 245m (CHF 207m)

in the fourth quarter of

2023 and an offsetting gain in

OCI due to the asset ceiling.
The OCI gains related to the Swiss pension plan of Credit Suisse were partly offset by pre-tax OCI losses related to the UBS non-Swiss pension plans of USD 116m.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 721m, primarily due to
a tightening of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Recent developments” section of this report for more information about the pension scheme changes in the Swiss pension plan of Credit Suisse
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report
2022 for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As of

31 December 2023,

we estimated

that a

parallel shift

in yield

curves by

+100 basis

points could

lead to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.8bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 1.1bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and

euro interest rates, respectively. A parallel shift in yield curves by –100 basis
points could

lead to

a combined

decrease in

annual net

interest income

of approximately

USD 1.9bn in

the first
year after such a shift, showing similar currency

contributions as for the aforementioned increase

in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies

and

relative

to

implied

forward

rates

as

of

31 December

2023

applied

to

our

banking

book.

These
estimates further assume no change to balance sheet size and product mix, stable foreign exchange rates, and no specific management action. These estimates do

not represent a forecast of net interest income

variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 4Q23 vs 4Q22
The cost / income ratio was 105.7%, compared

with 75.8%, mainly reflecting an increase

in operating expenses,
partly offset by an increase in

total revenues. The operating

loss incurred by Credit Suisse entities

is reflected in the
overall

increase

of

the

ratio

for

the

UBS

Group.

On

an

underlying

basis,

the

cost

/

income

ratio

was

93.0%,
compared with 76.4%, mainly reflecting an increase

in operating expenses on an underlying

basis, partly offset by
an increase in total revenues on an underlying basis.
Personnel: 4Q23 vs 3Q23
The number of

personnel employed was

138,462 (workforce count)

as of

31 December 2023, a

net decrease

of
4,336 compared with 30 September 2023.

The number of internal personnel employed as

of 31 December 2023
was 112,842 (full-time equivalents), a net

decrease of 3,139 compared

with 30 September 2023. The number of
external staff was approximately 25,619

(workforce count), a net decrease of approximately

1,198 compared with
30 September 2023.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Equity, CET1 capital and returns
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.23 30.9.23
1
31.12.22 31.12.23 31.12.22
Net profit
Net profit / (loss) attributable to shareholders

(279)

(715)

1,653

29,027

7,630
Equity

Equity attributable to shareholders

87,285

84,926

56,876

87,285

56,876
Less: goodwill and intangible assets

7,515

7,462

6,267

7,515

6,267
Tangible equity attributable to shareholders

79,770

77,465

50,609

79,770

50,609
Less: other CET1 deductions

507

(1,122)

5,152

507

5,152
CET1 capital

79,263

78,587

45,457

79,263

45,457
Returns
Return on equity (%)

(1.3)

(3.3)

11.7

38.6

13.3
Return on tangible equity (%)

(1.4)

(3.6)

13.2

42.6

14.9
Underlying return on tangible equity (%)

4.7

1.5

12.7

4.0

12.8
Return on CET1 capital (%)

(1.4)

(3.6)

14.7

43.7

17.0
Underlying return on CET1 capital (%)

4.7

1.4

14.1

4.1

14.6
1 Comparative-period information has been revised. Refer to “Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial information” section of this report for more information.
Common equity tier 1 capital: 4Q23 vs 3Q23
During the

fourth quarter

of 2023,

our common

equity tier 1

(CET1) capital

increased by

USD 0.7bn to

USD 79.3bn,
mainly as

the operating

loss before

tax of

USD 0.8bn,

dividend accruals

of USD 0.8bn,

compensation-

and own
share-related capital

components of

USD 0.6bn and

amortization of

transitional CET1

PPA

adjustments (interest
rate and own credit)

of USD 0.3bn were more

than offset by USD 1.6bn of

positive effects from foreign

currency
translation and a USD 1.5bn increase in eligible DTAs

on temporary differences.

Previously unrecognized DTAs

on
temporary differences were recognized primarily in connection with our business planning process

and an election
to capitalize compensation-related costs for US tax purposes.
Return on CET1 capital: 4Q23 vs 4Q22
The

annualized

return

on

CET1

capital

was

negative

1.4%,

compared

with

positive

14.7%,

driven

by

a

loss
attributable

to

shareholders

compared

with

a

profit

in

the

prior-year

quarter

and

the

impact

of

an

increase

in
average CET1 capital. On an underlying basis,

the return on CET1 capital was 4.7%,

compared with 14.1%.
Risk-weighted assets: 4Q23 vs 3Q23
Risk-weighted assets (RWA) were

unchanged at USD 546.5bn, primarily as decreases of

USD 15.1bn due to asset
size and other

movements and USD 0.5bn due

to model updates were

offset by increases

of USD 14.8bn due to
currency effects and USD 0.7bn due to methodology and policy changes
.
Common equity tier 1 capital ratio: 4Q23 vs 3Q23
Our CET1 capital ratio increased to 14.5% from 14.4%,

reflecting the aforementioned increase in CET1 capital.
Leverage ratio denominator: 4Q23 vs 3Q23
The leverage ratio denominator (the

LRD)

increased by USD 79.6bn to

USD 1,695.4bn, driven by currency

effects
of USD 68.4bn and asset size and other movements

of USD 11.1bn.
Common equity tier 1 leverage ratio: 4Q23

vs 3Q23
Our CET1 leverage ratio decreased to 4.7% from 4.9%, reflecting a USD 79.6bn increase in the LRD, partly offset by a USD 0.7bn increase in CET1 capital.
Going concern leverage ratio: 4Q23 vs 3Q23

Our going

concern leverage

ratio decreased

to 5.5%

from 5.7%,

reflecting the

aforementioned increase

in the
LRD, partly offset by an increase in going concern capital

of USD 1.6bn.

UBS Group fourth quarter 2023 report |
UBS Group | Group performance

Outlook
Central banks are

widely expected to

lower short-term interest rates

in 2024. The

timing and magnitude of

such
cuts are still highly uncertain, given the ongoing

debate around the pace of inflation converging

with central bank
targets. In addition,

ongoing geopolitical tensions, including

the conflicts in

the Middle East

and Eastern Europe,
may impact supply chains and inflation, with

consequences for the macroeconomic

outlook and market volatility.
Notwithstanding the challenges mentioned above,

we continue to

execute on our

strategy and integration plans
at pace, and we will actively reduce non-core assets and costs. In the first quarter of 2024, we expect revenues to be positively influenced by seasonal

factors, such as higher

client activity levels compared with

the fourth quarter
of 2023. We also expect

the Investment Bank to return

to profitability, due to improving

market activity, a growing
banking pipeline and advanced progress on

the integration. We expect NII for

Personal & Corporate Banking and
Global Wealth Management combined, and in

US dollar terms, to be

roughly flat sequentially in the

first quarter,
with

higher

rates

broadly

offsetting

the

residual

effects

of

deposit

mix

shifts

and

the

initial

impact

of

financial
resource optimization. These factors

are expected to

result in substantial

sequential improvement in reported

net
profit in the first quarter, including

around USD 1bn of integration-related

expenses and around USD 0.7bn

of pull
to par and other purchase price allocation

(PPA) accretion effects.
Our focus remains on helping clients navigate challenging market environments to manage the inherent risks and opportunities while continuing to grow our

invested assets and delivering on our financial targets.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Global

Wealth Management

19
UBS business divisions and
Group Items
Management report
We started

to report

five business

divisions in

line with

International

Financial Reporting

Standards (IFRS)

in the

third
quarter of 2023: Global Wealth Management, Personal &

Corporate Banking, Asset Management, the Investment
Bank, and Non-core

and Legacy. At the same

time, Group Functions

was renamed Group

Items and excludes

UBS’s
former Non-core and Legacy

Portfolio and includes certain of

the assets and liabilities of

the former Credit Suisse
Corporate Center.
Information for the fourth quarter of 2022 represents the results of UBS Group operations prior to the acquisition of the Credit Suisse Group, but is presented in line with

the new business division structure. As we execute

on our
integration plans, it is

expected that allocation methodologies

for profit and loss and

balance sheet to the business
divisions and into Group Items will continue to

be reviewed and refined.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Global

Wealth Management

20
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.23 30.9.23 31.12.22
1
3Q23 4Q22 31.12.23 31.12.22
1
Results
Net interest income

1,872

1,946

1,499

(4)

25

6,965

5,273
Recurring net fee income
2

2,818

2,886

2,399

(2)

17

10,793

10,282
Transaction-based income
2

927

959

658

(3)

41

3,569

3,137
Other income

(172)

19

45

(137)

275
Total revenues

5,444

5,810

4,601

(6)

18

21,190

18,967
Credit loss expense / (release)

(7)

2

3

147

0
Operating expenses

5,070

4,801

3,540

6

43

17,454

13,989
Business division operating profit / (loss) before tax

381

1,007

1,058

(62)

(64)

3,589

4,977
Underlying results
Total revenues as reported

5,444

5,810

4,601

(6)

18

21,190

18,967
of which: gains from sales of subsidiary and business

219
of which: accretion of PPA adjustments on financial instruments and other effects

284

318

(11)

719
of which: losses related to investment in SIX Group

(190)

(190)
Total revenues (underlying)
2

5,351

5,492

4,601

(3)

16

20,661

18,748
Credit loss expense / (release)

(7)

2

3

147

0
Operating expenses as reported

5,070

4,801

3,540

6

43

17,454

13,989
of which: integration-related expenses
2

490

431

14

988
Operating expenses (underlying)
2

4,580

4,370

3,540

5

29

16,466

13,989
of which: expenses for litigation, regulatory and similar matters

49

22

53

122

(7)

122

244
Business division operating profit / (loss) before tax as reported

381

1,007

1,058

(62)

(64)

3,589

4,977
Business division operating profit / (loss) before tax (underlying)
2

778

1,119

1,058

(31)

(26)

4,048

4,758
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(63.9)

(30.7)

87.9

(27.9)

4.1
Cost / income ratio (%)
2

93.1

82.6

76.9

82.4

73.8
Average attributed equity (USD bn)
3

24.9

25.0

20.3

(1)

23

22.8

20.0
Return on attributed equity (%)
2,3

6.1

16.1

20.9

15.8

24.9
Financial advisor compensation
4

1,176

1,150

1,073

2

10

4,548

4,508
Net new fee-generating assets (USD bn)
2

(1.3)

23.3

60.1
Fee-generating assets (USD bn)
2

1,619

1,271

27

1,619

1,271
Net new assets (USD bn)
2

21.8

39.3

24.6

131.7

89.2
Invested assets (USD bn)
2

3,850

3,617

2,815

6

37

3,850

2,815
Loans, gross (USD bn)
5

284.3

282.9

225.0

1

26

284.3

225.0
Customer deposits (USD bn)
5

466.9

439.9

348.2

6

34

466.9

348.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,6

0.4

0.5

0.3

0.4

0.3
Advisors (full-time equivalents)

10,027

10,278

9,215

(2)

9

10,027

9,215
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

(26.5)

(9.2)

87.9

(14.9)

1.6
Cost / income ratio (%)
2

85.6

79.6

76.9

79.7

74.6
1 Information reflects Global

Wealth Management as

reported in the fourth

quarter of 2022 and

the twelve months of

2022, respectively.

2 Refer to “Alternative

performance measures” in the

appendix to this
report for the definition and calculation method. We started to report fee-generating assets and net new fee-generating assets on a consolidated basis,

including Credit Suisse data, starting with the fourth quarter of
2023.

3 Refer to the “Capital management” section of the UBS Group first quarter 2023 report for more information about the equity attribution framework.

4 Relates to licensed professionals with the ability to
provide investment advice to clients in the Americas. Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation

commitments with

financial advisors

entered into at

the time of

recruitment that

are subject to

vesting requirements.

Recruitment loans

to financial advisors

were USD

1,754m as

of 31
December 2023.

5 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively,

which are presented in a separate reporting line on

the balance sheet.

6 Refer to
the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 4Q23 vs 4Q22
Profit

before tax

decreased by

USD 677m, or 64%,

to

USD 381m, mainly

driven by

higher operating

expenses,
partly offset by higher total revenues, which

included the impact from the acquisition of

the Credit Suisse Group.
Excluding USD 284m

of accretion

of purchase price

allocation (PPA)

adjustments on

financial instruments

and other
effects, losses of

USD 190m related

to our investment

in SIX Group

and integration-related

expenses of

USD 490m,
underlying profit before tax was USD 778m.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Global

Wealth Management

21
Total revenues
Total

revenues increased by USD 843m, or 18%, to USD 5,444m, mainly due to the consolidation of Credit Suisse
revenues, and included USD 284m

of accretion of PPA adjustments on financial

instruments and other effects.

The
increase

was

partly

offset

by

the

aforementioned

losses

of

USD 190m.

Excluding

accretion

effects

and

the
aforementioned losses,

underlying total revenues were USD 5,351m.
Net interest income increased by USD 373m, or 25%, to USD 1,872m, largely attributable to the consolidation of
Credit Suisse

net interest

income, and

included USD 261m

of accretion

of PPA adjustments

on financial

instruments
and other

effects,

and the effects

of higher deposit

margins, resulting from

higher interest rates,

partly offset by
shifts

to

lower-margin

deposit

products.

Excluding

accretion

effects,

underlying

net

interest

income

was
USD 1,611m.
Recurring net

fee income

increased by

USD 419m, or

17%, to

USD 2,818m, attributable to

the consolidation of
Credit Suisse recurring net fee income,

as well as positive market performance.
Transaction-based income

increased by USD 269m,

or 41%, to

USD 927m, largely

attributable to the

consolidation
of Credit

Suisse transaction-based

income, and

included USD 23m

of accretion

of PPA

adjustments on

financial
instruments

and

other

effects,

as

well

as

higher

levels

of

client

activity.

Excluding

accretion

effects,

underlying
transaction-based income was USD 904m.
Other income

was negative

USD 172m, compared

with positive

other income

of USD 45m,

largely due

to the

losses
of USD 190m related to our investment

in SIX Group. The fourth

quarter of 2022 included a

USD 41m gain from
the sale of our US alternative investments administration business.

Excluding the aforementioned losses related to
our investment,

underlying other income was positive USD

18m.
Credit loss expense / release
Net credit loss releases were USD 7m, compared with net expenses of

USD 3m in the fourth quarter of 2022.
Operating expenses
Operating expenses increased by USD

1,530m, or 43%, to USD 5,070m,

largely due to the consolidation

of Credit
Suisse expenses, integration-related expenses and higher financial advisor variable compensation. In addition, the
fourth

quarter

of

2023

included

a

charge

of

USD 60m

for

the

special

assessment

by

the

US

Federal

Deposit
Insurance Corporation (the FDIC) to recover

losses incurred by the Deposit Insurance

Fund in connection with the
failures of Silicon

Valley Bank and Signature

Bank. Excluding

integration-related expenses

of USD 490m,

underlying
operating expenses were USD 4,580m.
Net new assets introduction
In

the

fourth

quarter

of

2023,

we

introduced

net

new

assets

as

a

new

performance

measure,

to

increase
comparability with

our peers.

The new

measure is

determined

as the

net amount

of inflows

and outflows

of invested
assets,

plus

interest

and

dividends.

Excluded

are

movements

due

to

market

performance,

foreign

exchange
translation,

and

fees,

as

well

as

the

effects

on

invested

assets

of

strategic

decisions

by

UBS

to

exit

markets

or
services. We will continue to disclose net new money

in our Annual Reports.

Invested assets: 4Q23 vs 3Q23
Invested assets increased

by USD 233bn,

or 6%,

to USD 3,850bn,

mainly driven by

positive market

performance
(excluding the aforementioned interest and

dividends,

which are now

included in net new

assets) of USD 167bn,
positive foreign currency effects of USD 59bn

and net new asset inflows of USD 21.8bn.

Loans: 4Q23 vs 3Q23
Loans increased by

USD 1.4bn to USD 284.3bn,

driven by positive

foreign currency

effects, partly offset

by net new
loan outflows of USD 6.9bn.
Customer deposits: 4Q23 vs 3Q23
Customer deposits

increased by

USD 27.0bn to

USD 466.9bn, mainly

driven by

net inflows

into

fixed-term and
savings deposit products and positive foreign currency effects, partly offset by continued

shifts into money market
funds and US-government securities.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Global

Wealth Management

22
Regional breakdown of performance measures
As of or for the quarter ended 31.12.23
USD bn, except where indicated Americas
1
Switzerland
2
EMEA
2
Asia Pacific
2
Global
3
Global Wealth
Management
Total revenues (USD m)

2,587

844

1,150

763

100

5,444
Operating profit / (loss) before tax (USD m)

102

341

238

97

(396)

381
Operating profit / (loss) before tax (underlying) (USD m)
4

102

341

238

97

0

778
Cost / income ratio (%)
4

96.1

60.1

79.3

87.7

93.1
Cost / income ratio (underlying) (%)
4

96.1

60.1

79.3

87.7

85.6
Loans, gross

97.3
5

76.9

63.4

45.8

0.9

284.3
Net new loans

(3.2)

0.0

(1.1)

(2.5)

(0.0)

(6.9)
Net new fee-generating assets
4

7.9

2.0

(5.9)

(5.2)

(0.1)

(1.3)
Fee-generating assets
4

933

173

361

152

1

1,619
Net new assets
4

13.4

1.0

(5.7)

13.5

(0.4)

21.8
Net new assets growth rate (%)
4

3.0

0.7

(3.7)

8.8

2.4
Invested assets
4

1,888

663

649

645

5

3,850
Advisors (full-time equivalents)

6,117

988

1,737

1,101

84

10,027
1 Including the following business units: United

States and Canada; and Latin

America.

2 In the third quarter of

2023, the invested assets of

Global Financial Intermediaries were transferred

from EMEA and Asia
Pacific to the Switzerland region, to better align it to

the management structure. These changes were applied prospectively and had no impact on previous quarters.

3 Includes minor functions, which are not included
in the four regions individually presented

in this table, and also

includes impacts from accretion of

purchase price allocation adjustments on

financial instruments and other effects

and integration-related expenses.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.
Regional comments 4Q23 vs 4Q22, except

where indicated

Americas
Profit

before

tax

decreased

by

USD 273m

to

USD 102m.

Total

revenues

decreased

by

USD 53m,

or

2%,

to
USD 2,587m, driven

by lower

net interest

income and

other income,

partly offset

by the

consolidation of Credit
Suisse

revenues

and

higher

transaction-based

income.

In

addition,

the

fourth

quarter

of

2023

included

the
aforementioned charge of USD 60m

for the special

assessment by the FDIC.

The cost /

income ratio increased

to
96.1%

from

85.9%.

Loans

decreased

2%

compared

with

the

third

quarter

of

2023,

to

USD 97.3bn,

mainly
reflecting USD 3.2bn of net new loan outflows. Net new

asset inflows were USD 13.4bn.
Switzerland
Profit

before

tax

increased

by

USD 169m

to

USD 341m.

Total

revenues

increased

by

USD 404m,

or

92%,

to
USD 844m, driven

by the

consolidation of

Credit Suisse

revenues, as

well as

the transfer

of the

Global Financial
Intermediaries business to the Switzerland region. The cost / income ratio increased to 60.1% from 59.8%. Loans increased 7% compared with the third quarter of

2023, to USD 76.9bn, mainly driven

by positive foreign currency
effects. Net new asset inflows were USD 1.0bn.
EMEA
Profit

before

tax

decreased

by

USD 93m

to

USD 238m.

Total

revenues

increased

by

USD 222m,

or

24%,

to
USD 1,150m, largely

driven by

the consolidation

of Credit

Suisse revenues,

partly offset

by the

transfer of

the Global
Financial Intermediaries

business to

the Switzerland

region. The

cost /

income ratio

increased to

79.3% from

64.3%.
Loans were

stable compared

with the

third quarter

of 2023,

at USD 63.4bn,

as positive

foreign currency

effects
were almost entirely offset by USD 1.1bn of net new loan outflows.

Net new asset outflows were USD 5.7bn.
Asia Pacific
Profit

before

tax

decreased

by

USD 81m

to

USD 97m.

Total

revenues

increased

by

USD 177m,

or

30%,

to
USD 763m, mainly

driven by

the consolidation of

Credit Suisse revenues,

partly offset by

lower net interest

income.
The cost / income ratio increased to 87.7% from 69.7%. Loans decreased 3% compared with the third quarter of
2023,

to

USD 45.8bn,

mostly

reflecting

USD 2.5bn

of

net

new

loan

outflows.

Net

new

asset

inflows

were
USD 13.5bn.
Global
Loss

before

tax

was

USD 396m,

mainly

due

to

USD 490m

of

integration-related

expenses

and

the

losses

of
USD 190m related to our investment in SIX Group, partly offset by USD 284m of accretion of PPA adjustments on financial instruments and other effects.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

23
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from
As of or for the year
ended
CHF m, except where indicated 31.12.23 30.9.23 31.12.22
1
3Q23 4Q22 31.12.23 31.12.22
1
Results
Net interest income

1,505

1,550

603

(3)

150

4,727

2,087
Recurring net fee income
2

421

431

193

(2)

118

1,349

812
Transaction-based income
2

427

543

269

(21)

59

1,663

1,154
Other income

(217)

31

13

(198)

46
Total revenues

2,136

2,556

1,079

(16)

98

7,541

4,099
Credit loss expense / (release)

72

154

(3)

(53)

450

36
Operating expenses

1,363

1,405

578

(3)

136

4,267

2,337
Business division operating profit / (loss) before tax

701

997

504

(30)

39

2,824

1,726
Underlying results
Total revenues as reported

2,136

2,556

1,079

(16)

98

7,541

4,099
of which: accretion of PPA adjustments on financial instruments and other effects

362

397

(9)

896
of which: losses related to investment in SIX Group

(267)

(267)
Total revenues (underlying)
2

2,042

2,159

1,079

(5)

89

6,912

4,099
Credit loss expense / (release)

72

154

(3)

(53)

450

36
Operating expenses as reported

1,363

1,405

578

(3)

136

4,267

2,337
of which: integration-related expenses
2

163

148

10

337
of which: amortization from newly recognized intangibles

resulting from the acquisition of
the Credit Suisse Group

25

25

0

58
Operating expenses (underlying)
2

1,175

1,232

578

(5)

103

3,872

2,337
of which: expenses for litigation, regulatory and similar matters

0

(9)

(12)

(8)

(12)
Business division operating profit / (loss) before tax as reported

701

997

504

(30)

39

2,824

1,726
Business division operating profit / (loss) before tax (underlying)
2

794

773

504

3

58

2,591

1,726
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

39.1

132.0

50.6

63.6

8.8
Cost / income ratio (%)
2

63.8

55.0

53.6

56.6

57.0
Average attributed equity (CHF bn)
3

17.9

18.0

9.0

0

100

13.9

8.8
Return on attributed equity (%)
2,3

15.6

22.2

22.4

20.3

19.5
Loans, gross (CHF bn)

283.8

288.5

142.9

(2)

99

283.8

142.9
Customer deposits (CHF bn)

273.0

268.9

167.2

2

63

273.0

167.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.9

0.7

0.8

0.9

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

57.6

79.8

50.6

50.1

11.1
Cost / income ratio (%)
2

57.6

57.1

53.6

56.0

57.0
1 Information reflects Personal & Corporate

Banking as reported in the fourth quarter

of 2022 and the twelve months of

2022, respectively.

2 Refer to “Alternative

performance measures” in the appendix to

this
report for the definition and calculation method.

3 Refer to the “Capital management” section of the UBS Group first quarter 2023 report for more information about the equity attribution framework.

4 Refer to
the “Risk management and control” section of this report for more information about (credit-)impaired exposures.
Results : 4Q23 vs 4Q22
Profit before tax increased

by CHF 197m, or 39%, to

CHF 701m, mainly due to

the acquisition of the Credit

Suisse
Group.

Underlying

profit

before

tax

was

CHF 794m,

after

excluding

CHF 362m

of

accretion

of

purchase

price
allocation

(PPA)

adjustments

on

financial

instruments

and

other

effects,

losses

of

CHF 267m

related

to

our
investment

in

SIX

Group,

integration-related expenses

of

CHF 163m

and

CHF 25m

of

amortization

from newly
recognized intangibles resulting from the acquisition

of the Credit Suisse Group.
Total revenues
Total revenues increased by CHF 1,057m,

or 98%,

to CHF 2,136m,

mainly due

to the

consolidation of

Credit Suisse
revenues, and included

CHF 362m of accretion

of PPA adjustments on

financial instruments

and other effects,

with
the underlying

increase largely

reflecting increases

across almost

all business

income lines,

predominantly in

net
interest

income,

partly

offset

by

the

aforementioned

losses

of

CHF 267m

in

other

income.

Excluding

the
aforementioned accretion effects and losses, underlying total revenues were CHF 2,042m.
Net interest income increased

by CHF 902m, or 150%,

to CHF 1,505m, largely attributable to

the consolidation of
Credit Suisse net

interest income,

and included

CHF 326m

of accretion

of PPA adjustments

on financial

instruments
and

other

effects,

with

the

remaining

increase

mainly

driven

by

higher

deposit

margins,

resulting

from

higher
interest rates, partly

offset by lower

deposit fees. Excluding

accretion effects, underlying net

interest income was
CHF 1,179m.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

24
Recurring net fee

income increased

by CHF 228m,

or 118%, to

CHF 421m, mainly

attributable to the

consolidation
of Credit Suisse recurring

net fee income, with

the remaining increase

including higher revenues

related to custody
assets and mandates, reflecting higher

average volumes of underlying assets.
Transaction-based income

increased by CHF 158m,

or 59%, to CHF 427m,

largely attributable to

the consolidation
of Credit

Suisse transaction-based

income, and

included CHF 36m

of accretion

of PPA

adjustments on

financial
instruments and other effects.

Excluding accretion effects, underlying transaction-based

income was CHF 391m.
Other income

was negative

CHF 217m, compared with

positive other

income of

CHF 13m, mostly

reflecting the
losses of CHF 267m related to our investment

in SIX Group.
Credit loss expense / release
Net

credit

loss

expenses

were

CHF 72m,

primarily

related

to

stage 3

positions,

compared

with

net

releases

of
CHF 3m in the fourth quarter of 2022.
Operating expenses
Operating expenses increased by CHF 785m, or 136%, to CHF 1,363m, largely due to the consolidation of Credit
Suisse expenses, with the remaining increase mostly

reflecting integration-related expenses. Excluding

integration-
related expenses of

CHF 163m and CHF 25m

of amortization from

newly recognized intangibles

resulting from the
acquisition of the Credit Suisse Group, underlying operating expenses were CHF 1,175m.
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.23 30.9.23 31.12.22
1
3Q23 4Q22 31.12.23 31.12.22
1
Results
Net interest income

1,722

1,742

633

(1)

172

5,304

2,191
Recurring net fee income
2

481

485

202

(1)

138

1,511

852
Transaction-based income
2

486

611

281

(20)

73

1,859

1,212
Other income

(259)

34

14

(238)

48
Total revenues

2,431

2,871

1,130

(15)

115

8,436

4,302
Credit loss expense / (release)

83

168

(4)

(51)

501

39
Operating expenses

1,560

1,579

605

(1)

158

4,787

2,452
Business division operating profit / (loss) before tax

788

1,124

529

(30)

49

3,148

1,812
Underlying results
Total revenues as reported

2,431

2,871

1,130

(15)

115

8,436

4,302
of which: accretion of PPA adjustments on financial instruments and other effects

414

446

(7)

1,013
of which: losses related to investment in SIX Group

(317)

(317)
Total revenues (underlying)
2

2,334

2,426

1,130

(4)

106

7,741

4,302
Credit loss expense / (release)

83

168

(4)

(51)

501

39
Operating expenses as reported

1,560

1,579

605

(1)

158

4,787

2,452
of which: integration-related expenses
2

188

166

14

383
of which: amortization from newly recognized intangibles

resulting from the acquisition of
the Credit Suisse Group

29

28

2

65
Operating expenses (underlying)
2

1,343

1,385

605

(3)

122

4,338

2,452
of which: expenses for litigation, regulatory and similar matters

0

(9)

(13)

(9)

(13)
Business division operating profit / (loss) before tax as reported

788

1,124

529

(30)

49

3,148

1,812
Business division operating profit / (loss) before tax (underlying)
2

908

872

529

4

72

2,902

1,812
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

49.1

154.5

44.9

73.8

4.7
Cost / income ratio (%)
2

64.2

55.0

53.5

56.7

57.0
Average attributed equity (USD bn)
3

20.2

20.2

9.3

0

117

15.5

9.3
Return on attributed equity (%)
2,3

15.6

22.2

22.8

20.3

19.5
Loans, gross (USD bn)

337.2

315.0

154.6

7

118

337.2

154.6
Customer deposits (USD bn)

324.3

293.6

180.8

10

79

324.3

180.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.9

0.7

0.8

0.9

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

71.7

97.5

44.9

60.2

6.9
Cost / income ratio (%)
2

57.5

57.1

53.5

56.0

57.0
1 Information reflects Personal & Corporate

Banking as reported in the fourth quarter

of 2022 and the twelve months of

2022, respectively.

2 Refer to “Alternative

performance measures” in the appendix to

this
report for the definition and calculation method.

3 Refer to the “Capital management” section of the UBS Group first quarter 2023 report for more information about the equity attribution framework.

4 Refer to
the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Asset

Management

25
Asset Management
Asset Management
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.23 30.9.23 31.12.22
1
3Q23 4Q22 31.12.23 31.12.22
1
Results
Net management fees
2

725

737

471

(2)

54

2,507

2,050
Performance fees

52

18

24

194

118

104

64
Net gain from disposals

27

27

848
Total revenues

805

755

495

7

63

2,639

2,961
Credit loss expense / (release)

(1)

0

0

0

0
Operating expenses

691

724

372

(5)

86

2,321

1,564
Business division operating profit / (loss) before tax

115

31

124

269

(7)

318

1,397
Underlying results
Total revenues as reported

805

755

495

7

63

2,639

2,961
of which: net gain from disposals
3

848
Total revenues (underlying)
4

805

755

495

7

63

2,639

2,114
Credit loss expense / (release)

(1)

0

0

0

0
Operating expenses as reported

691

724

372

(5)

86

2,321

1,564
of which: integration-related expenses
4

66

125

(47)

205
Operating expenses (underlying)
4

625

599

372

4

68

2,116

1,564
of which: expenses for litigation, regulatory and similar matters

6

1

0

8

1
Business division operating profit / (loss) before tax as reported

115

31

124

269

(7)

318

1,397
Business division operating profit / (loss) before tax (underlying)
4

180

156

124

16

46

522

550
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

(7.5)

(77.8)

(62.9)

(77.3)

35.7
Cost / income ratio (%)
4

85.8

95.9

75.1

88.0

52.8
Average attributed equity (USD bn)
5

2.3

2.3

1.7

0

36

2.0

1.7
Return on attributed equity (%)
4,5

19.9

5.4

29.3

15.6

81.2
Gross margin on invested assets (bps)
4,6

20

19

19

19

27
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

45.6

11.2

(62.9)

(5.0)

(46.6)
Cost / income ratio (%)
4

77.7

79.3

75.1

80.2

74.0
Information by business line / asset

class
Net new money (USD bn)
4
Equities

(6.4)

(5.7)

0.3

(4.0)

(12.8)
Fixed Income

(5.6)

4.6

12.9

17.8

36.5
of which: money market

1.4

5.7

16.3

22.3

26.3
Multi-asset & Solutions

0.9

(0.5)

(6.7)

2.2

(1.3)
Hedge Fund Businesses

(1.6)

(1.7)

3.6

(4.2)

2.3
Real Estate & Private Markets

0.3

0.7

0.5

2.7

0.2
Total net new money excluding associates

(12.4)

(2.6)

10.8

14.6

24.8
of which: net new money excluding money market

(13.8)

(8.3)

(5.6)

(7.7)

(1.6)
Associates
7

0.1

1.2

(1.4)

1.1

7.7
Total net new money
6

(12.2)

(1.5)

9.3

15.7

32.5
Invested assets (USD bn)
4
Equities

644

588

456

10

41

644

456
Fixed Income

445

446

296

0

51

445

296
of which: money market

134

146

119

(8)

13

134

119
Multi-asset & Solutions

274

248

155

10

77

274

155
Hedge Fund Businesses

57

58

55

(2)

3

57

55
Real Estate & Private Markets

156

149

102

5

54

156

102
Total invested assets excluding associates

1,577

1,489

1,064

6

48

1,577

1,064
of which: passive strategies

715

642

443

11

61

715

443
Associates
7

72

70

24

3

205

72

24
Total invested assets
6

1,649

1,559

1,088

6

52

1,649

1,088

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Asset

Management

26
Asset Management (continued)
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.23 30.9.23 31.12.22
1
3Q23 4Q22 31.12.23 31.12.22
1
Information by region
Invested assets (USD bn)
4
Americas

402

387

298

4

35

402

298
Asia Pacific
6

211

225

173

(6)

22

211

173
Europe, Middle East and Africa (excluding Switzerland)

354

328

263

8

35

354

263
Switzerland

682

619

354

10

93

682

354
Total invested assets
6

1,649

1,559

1,088

6

52

1,649

1,088
Information by channel
Invested assets (USD bn)
4
Third-party institutional

939

899

606

4

55

939

606
Third-party wholesale

177

162

116

9

53

177

116
UBS’s wealth management businesses

461

427

342

8

35

461

342
Associates
7

72

70

24

3

205

72

24
Total invested assets
6

1,649

1,559

1,088

6

52

1,649

1,088
1 Information reflects Asset

Management as reported

in the fourth

quarter of 2022

and the twelve

months of 2022, respectively.

2 Net management fees

include transaction fees,

fund administration revenues
(including net interest and trading

income from lending activities

and foreign-exchange hedging as

part of the fund

services offering), distribution fees,

incremental fund-related expenses,

gains or losses from

seed
money and co-investments,

funding costs,

the negative pass-through

impact of third-party

performance fees,

and other items

that are not

Asset Management’s

performance fees.

3 Only includes items

that are
deemed material.

4 Refer to “Alternative

performance measures” in

the appendix to this

report for the definition

and calculation method.

5 Refer to the “Capital

management” section of the

UBS Group first
quarter 2023 report for more information about the

equity attribution framework.

6 Starting with the second quarter of 2023, net

new money and invested assets include net new money

and invested assets from
associates, to better reflect the business strategy. Comparative figures have been restated to reflect this change.

7 The invested assets and net new money amounts reported for associates are prepared in accordance
with their local regulatory requirements and practices.

Results: 4Q23 vs 4Q22

Profit before

tax decreased by

USD 9m, or

7%, to

USD 115m, mainly due

to the

acquisition of the

Credit Suisse
Group. Excluding integration-related expenses

of USD 66m, underlying profit before tax

was USD 180m.
Total revenues
Total

revenues

increased

by

USD 310m,

or

63%,

to

USD 805m,

reflecting

the

consolidation

of

Credit

Suisse
revenues and

net gains

on sale

of USD 27m,

mainly from

the completion

of the

sale of

a majority

stake in

UBS
Hana Asset Management Co., Ltd.
Net management fees increased by USD 254m,

or 54%, to USD 725m, largely attributable to the consolidation of
Credit

Suisse

net

management fees

and

also

due

to

positive

foreign

currency effects

and

market performance,
partly offset by continued margin compression.
Performance fees increased

by USD 28m, or 118%,

to USD 52m, mainly attributable

to the consolidation

of Credit
Suisse performance fees and also due to an increase in Hedge Fund Businesses, partly offset by a decrease in Real
Estate & Private Markets.
Operating expenses
Operating expenses increased by USD 319m, or 86%, to USD 691m, mainly reflecting the consolidation of Credit
Suisse

expenses.

The

increase

was

also

due

to

integration-related

expenses,

increases

in

personnel

expenses,
adverse foreign

currency effects

and increases

in technology

expenses.

Excluding integration-related expenses

of
USD 66m, underlying operating expenses

were USD 625m.
Invested assets: 4Q23 vs 3Q23

Invested assets increased by USD 90bn to USD 1,649bn, reflecting positive market performance of USD 66bn and positive foreign

currency effects

of USD 61bn,

partly offset

by negative

net new

money of

USD 12bn and

a decrease
of USD 24bn related to divestments,

primarily the sale of UBS Hana

Asset Management Co., Ltd. Excluding

money
market flows and associates, net new

money was negative USD 14bn.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Investment

Bank

27
Investment Bank
Investment Bank
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.23 30.9.23 31.12.22
1
3Q23 4Q22 31.12.23 31.12.22
1
Results
Advisory

190

191

172

(1)

11

746

733
Capital Markets

646

507

159

27

305

1,649

854
Global Banking

836

698

331

20

152

2,395

1,587
Execution Services

414

379

371

9

11

1,578

1,643
Derivatives & Solutions

446

605

541

(26)

(18)

2,707

3,665
Financing

442

468

438

(6)

1

1,981

1,822
Global Markets

1,303

1,452

1,351

(10)

(4)

6,265

7,129
of which: Equities

1,005

1,080

883

(7)

14

4,546

4,970
of which: Foreign Exchange, Rates and Credit

297

373

468

(20)

(36)

1,720

2,160
Total revenues

2,139

2,151

1,682

(1)

27

8,661

8,717
Credit loss expense / (release)

48

4

8

496

190

(12)
Operating expenses

2,260

2,377

1,563

(5)

45

8,515

6,832
Business division operating profit / (loss) before tax

(169)

(230)

112

(27)

(44)

1,897
Underlying results
Total revenues as reported

2,139

2,151

1,682

(1)

27

8,661

8,717
of which: accretion of PPA adjustments on financial instruments

277

251

11

583
of which: losses in the first quarter of 2022 from transactions with

Russian counterparties

(93)
Total revenues (underlying)
2

1,861

1,900

1,682

(2)

11

8,078

8,810
Credit loss expense / (release)

48

4

8

496

190

(12)
Operating expenses as reported

2,260

2,377

1,563

(5)

45

8,515

6,832
of which: integration-related expenses
2

166

365

(55)

692
Operating expenses (underlying)
2

2,094

2,012

1,563

4

34

7,823

6,832
of which: expenses for litigation, regulatory and similar matters

13

0

20

(36)

78

122
Business division operating profit / (loss) before tax as reported

(169)

(230)

112

(27)

(44)

1,897
Business division operating profit / (loss) before tax (underlying)
2

(280)

(116)

112

143

64

1,990
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(251.2)

(151.5)

(84.4)

(102.3)

(27.9)
Cost / income ratio (%)
2

105.7

110.5

92.9

98.3

78.4
Average attributed equity (USD bn)
3

14.4

14.7

12.7

(2)

14

13.8

13.0
Return on attributed equity (%)
2,3

(4.7)

(6.2)

3.5

(0.3)

14.6
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

(351.3)

(125.9)

(84.4)

(96.8)

(43.0)
Cost / income ratio (%)
2

112.5

105.9

92.9

96.8

77.6
1 Information reflects the Investment Bank as reported

in the fourth quarter of 2022 and the

twelve months of 2022, respectively.

2 Refer to “Alternative

performance measures” in the appendix to this report

for
the definition and calculation method.

3 Refer to the “Capital management” section of the UBS Group first quarter 2023 report for more information about the equity attribution framework.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Investment

Bank

28
Results: 4Q23 vs 4Q22
Loss before

tax was

USD 169m, compared

with profit

before tax

of USD 112m,

mainly due

to higher

operating
expenses associated with the acquisition of the Credit Suisse Group, which included integration-related expenses, partly

offset

by

higher

total

revenues.

Excluding

USD 277m

of

accretion

of

purchase

price

allocation

(PPA)
adjustments on

financial instruments

and integration-related

expenses of

USD 166m, underlying

loss before

tax
was USD 280m.
Total revenues
Total

revenues increased by USD 457m, or 27%, to USD 2,139m, mainly due to the consolidation of Credit Suisse
revenues, and included

the aforementioned USD 277m

of accretion

effects. Underlying total

revenues increased,
largely driven

by higher

Global Banking

revenues, partly

offset by

lower Global

Markets revenues.

Excluding the
aforementioned accretion effects, underlying total revenues were USD 1,861m.
Global Banking
Global Banking

revenues increased by

USD 505m, or 152%,

to USD 836m,

largely attributable

to the consolidation
of Credit Suisse revenues, and included USD

275m of accretion effects. Excluding the

accretion effects, underlying
Global Banking revenues increased by USD 230m, or 69%.

The relevant market fee pool
1,2
decreased 7%.
Advisory revenues

increased by

USD 18m, or

11%, to

USD 190m, mainly

due to

higher merger

and acquisition
transaction revenues, which increased by

USD 19m, or 14%. The relevant global fee

pool
1,2
decreased 14%.
Capital

Markets

revenues

increased

by

USD 487m,

or

305%,

to

USD 646m,

mainly

attributable

to

the
aforementioned

USD 275m

of

accretion

effects.

Excluding

the

accretion

effects,

underlying

Capital

Markets
revenues

increased

by

USD 212m,

or

133%,

due

to

increases

across

Leveraged

Capital

Markets,

Debt

Capital
Markets and Equity

Capital Markets,

with fee-pool-comparable

revenues in all

products outperforming

the relevant
global fee pools.
1,2
Global Markets
Global Markets revenues decreased

by USD 48m, or 4%,

to USD 1,303m, primarily driven by

lower Derivatives &
Solutions revenues, offset by higher Execution Services

revenues.
Execution Services

revenues increased

by USD 43m, or

11%, to USD 414m,

with increases

across Cash Equities

and
higher revenues from foreign exchange products

that are traded over electronic platforms.
Derivatives &

Solutions revenues

decreased by

USD 95m, or

18%, to

USD 446m, mostly

driven by

Rates and

Foreign
Exchange, due

to lower

levels of

both volatility

and client

activity, partly

offset by

higher Equity

Derivatives revenues.
Financing revenues increased by USD 4m, or

1%, to USD 442m.
Equities
Global Markets Equities

revenues increased by

USD 122m, or 14%,

to USD 1,005m, mainly

driven by higher

Equity
Derivatives revenues.
Foreign Exchange, Rates and Credit
Global Markets

Foreign

Exchange, Rates

and

Credit

revenues

decreased by

USD 171m, or

36%,

to USD 297m,
primarily driven by lower Rates and Foreign Exchange

revenues.
Credit loss expense / release
Net credit

loss expenses

were USD 48m,

primarily related

to stage 3

positions, compared

with USD 8m

in the

fourth
quarter of 2022.
Operating expenses
Operating expenses increased

by USD 697m, or

45%, to USD 2,260m,

largely due to

integration-related expenses,
the consolidation

of Credit

Suisse expenses,

higher variable

compensation recognized

in the

quarter and

higher
technology expenses.

Excluding integration-related

expenses of

USD 166m, underlying

operating expenses

were
USD 2,094m.
1
UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity

Capital Markets, excluding

derivatives; Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2
Source: Dealogic, as of 29 December 2023.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Non-core

and Legacy

29
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from
As of or for the year
ended
USD m 31.12.23 30.9.23
1
31.12.22
2
3Q23 4Q22 31.12.23 31.12.22
2
Results
Total revenues

162

350

53

(54)

204

741

237
Credit loss expense / (release)

15

59

0

193

2
Operating expenses

1,873

2,152

21

(13)

5,290

104
Operating profit / (loss) before tax

(1,726)

(1,861)

33

(7)

(4,741)

131
Underlying results
Total revenues as reported

162

350

53

(54)

204

741

237
of which: litigation settlement

62
Total revenues (underlying)
3

162

350

53

(54)

204

741

175
Credit loss expense / (release)

15

59

0

193

2
Operating expenses as reported

1,873

2,152

21

(13)

5,290

104
of which: integration-related expenses
3

749

918

1,772
Operating expenses (underlying)
3

1,124

1,234

21

(9)

3,518

104
of which: expenses for litigation, regulatory and similar matters

(33)

(2)

(11)

637

(12)
Operating profit / (loss) before tax as reported

(1,726)

(1,861)

33

(7)

(4,741)

131
Operating profit / (loss) before tax (underlying)
3

(977)

(943)

33

4

(2,969)

69
Performance measures and other information
Average attributed equity
4

8.1

9.0

1.0

(11)

687

5.2

1.1
Risk-weighted assets (USD bn)

72.0

77.5

13.0

(7)

454

72.0

13.0
Leverage ratio denominator (USD bn)

137.1

156.4

6.3

(12)

137.1

6.3
1 Information has been revised. Refer

to “Accounting

for the acquisition of the

Credit Suisse Group” in the “Consolidated

financial information” section of this

report for more information.

2 Information reflects
Non-core and Legacy Portfolio

as reported in Group

Functions in the fourth

quarter of 2022

and the twelve months

of 2022, respectively.

3 Refer to “Alternative

performance measures” in

the appendix to this
report for the definition and calculation method.

4 Refer to the “Capital management” section of the UBS Group first quarter 2023 report for more information about the equity attribution framework.

Composition of Non-core and Legacy
1
USD bn RWA Total assets LRD
31.12.23 30.9.23 31.12.23 30.9.23 31.12.23 30.9.23
Exposure category
Equities

3.1

4.1

20.0

28.9

13.4

17.9
Macro

9.3

7.9

55.7

64.6

24.8

29.8
Loans

11.2

14.5

13.0

14.0

14.8

17.2
Securitized products

13.5

14.3

26.2

28.2

27.6

29.2
Credit

2.8

3.4

5.2

2.8

4.9

3.9
High-quality liquid assets

50.5

55.3

50.5

53.2
Operational risk

30.0

30.0
Other

2.0

3.3

2.3

3.2

1.1

5.2
Total

72.0

77.5

172.9

196.9

137.1

156.4
1 During the fourth quarter, we have revised allocations and aligned methodologies across UBS and Credit Suisse.
Results: 4Q23 vs 4Q22
Loss

before

tax

was

USD 1,726m,

compared

with

profit

before

tax

of

USD 33m.

Excluding

integration-related
expenses of USD 749m, underlying loss before

tax was USD 977m.
Total revenues
Total

revenues increased by USD 109m

to USD 162m, mainly due to the transfer of assets and liabilities into Non-
core and

Legacy following the

acquisition of the

Credit Suisse

Group. Revenues were

mainly driven by

net gains
from position marks and unwinds.
Credit loss expense / release
Net

credit

loss

expenses

were

USD 15m,

mainly

related

to

incremental

provisions

that

reflected

a

further
deterioration in

credit risk

across the

lending book

of Non-core

and Legacy, compared

with net

expenses of

USD 0m
in the fourth quarter of 2022.

UBS Group fourth quarter 2023 report |
UBS business divisions and Group Items | Non-core

and Legacy

30
Operating expenses
Operating expenses

were USD 1,873m,

compared with

USD 21m, mainly

driven by

the acquisition

of the

Credit
Suisse Group, and included integration-related expenses of USD 749m. Integration-related expenses included real estate

impairments and

personnel

costs.

Excluding

integration-related

expenses,

underlying

operating

expenses
were USD 1,124m.
Risk-weighted assets and leverage ratio denominator:

4Q23 vs 3Q23
Risk-weighted

assets

decreased

by

USD 5.5bn,

or

7%,

to

USD 72.0bn,

mainly

driven

by

an

accelerated roll-off
arising

from

our

actions

to

actively

unwind

the

portfolio,

in

addition

to

the

natural

roll-off.

The

leverage

ratio
denominator decreased

by USD 19.3bn,

or 12%,

to USD 137.1bn,

driven by

business reductions

across all

asset
classes and lower high-quality liquid assets.
Group Items
Group Items
As of or for the quarter ended % change from
As of or for the year
ended
USD m 31.12.23 30.9.23 31.12.22
1
3Q23 4Q22 31.12.23 31.12.22
1
Results
Total revenues

(126)

(242)

67

(48)

(833)

(622)
Credit loss expense / (release)

(2)

6

0

6

1
Operating expenses

17

7

(15)

125

440

(12)
Operating profit / (loss) before tax

(140)

(255)

81

(45)

(1,279)

(611)
Underlying results
Total revenues as reported

(126)

(242)

67

(48)

(833)

(622)
of which: accretion of PPA adjustments on financial instruments

(32)

(57)

(35)
of which: gain from sales of real estate

68

68
Total revenues (underlying)
2

(94)

(186)

(1)

(49)

(798)

(690)
Credit loss expense / (release)

(2)

6

0

6

1
Operating expenses as reported

17

7

(15)

124

440

(12)
of which: integration-related expenses
2

93

(2)

438
of which: acquisition-related costs

(1)

26

202
Operating expenses (underlying)
2

(75)

(17)

(15)

349

416

(200)

(12)
of which: expenses for litigation, regulatory and similar matters

(28)

0

0

(27)

6
Operating profit / (loss) before tax as reported

(140)

(255)

81

(45)

(1,279)

(611)
Operating profit / (loss) before tax (underlying)
2

(17)

(174)

13

(90)

(603)

(679)
1 Information reflects Group Functions as

reported in the fourth quarter of

2022 and the twelve months of

2022, respectively, excluding Non-core and Legacy Portfolio.

2 Refer to “Alternative performance measures”
in the appendix to this report for the definition and calculation method.
Results: 4Q23 vs 4Q22
Loss before

tax was

USD 140m, compared

with a

gain of

USD 81m, mainly

due to

the acquisition

of the

Credit
Suisse Group. Excluding net USD 92m of integration-

and acquisition-related expenses and USD 32m of accretion
of

purchase

price

allocation

adjustments

on

financial

instruments,

underlying

loss

before

tax

was

USD 17m,
compared with an underlying gain of USD 13m,

excluding a gain of USD 68m from the sale of

real estate.
In addition, the

fourth quarter

of 2023 included

a USD 32m

increase in funding

costs related to

deferred tax assets.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

positive
USD 268m, compared with net positive income of USD 129m. The results in the prior-year quarter were driven by mark-to-market

effects

on

portfolio-level

economic

hedges

due

to

rising

interest

rates

and

cross-currency-basis
widening. The increase of USD 139m year-on-year predominantly results from the acquisition of the Credit Suisse
Group.

Income related

to centralized

Group Treasury

risk management

was negative

USD 58m, compared

with positive
USD 5m.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet

31
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
32
Risk management and control
32
Credit risk
34
Market risk
35
Country risk
36
Non-financial risk
38
Capital management
40
Total

loss-absorbing capacity
43
Risk-weighted assets
45
Leverage ratio denominator
46
Liquidity and funding management
46
Strategy, objectives and governance
46
Liquidity coverage ratio
47
Net stable funding ratio
47
Balance sheet and off-balance sheet
47
Balance sheet assets
48
Balance sheet liabilities
48
Equity
49
Off-balance sheet

Share information and earnings per share

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

32
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction

with

the

“Risk

management

and

control”

section

of

the

Annual

Report

2022

and

the

“Recent
developments” section of this report for

more information about the integration

of Credit Suisse.
Credit risk

Overall banking products exposure
Overall banking

products exposure

increased by

USD 80bn to

USD 1,180bn as

of 31 December

2023, driven

by
increased balances

at central

banks and,

to a

lesser extent,

by increased

loans and

advances to

customers in

Personal
& Corporate Banking, reflecting currency effects.
Total net

credit loss

expenses in

the fourth

quarter of 2023

were USD 136m, reflecting

net releases of

USD 43m
related to performing positions and net expenses

of USD 180m

on credit-impaired positions.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank,

mandated loan underwriting

commitments on a

notional basis decreased by

USD 0.7bn to
USD 2.1bn as of 31 December 2023, driven by distribution and syndication activities partially offset by new deals.
In Non-core and

Legacy,

exposure decreased

by USD 0.4bn

to USD 1.0bn,

mainly due

to de-risking

via commitment
reductions and syndication of

remaining legacy positions.

As of 31 December 2023,

USD 50m and USD 1.0bn of
commitments

in

the

Investment

Bank

and

in

Non-core

and

Legacy,

respectively,

had

not

been

distributed

as
originally planned.

Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

33
Banking and traded products exposure in our business divisions and Group Items
31.12.23
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products
1
Gross exposure

409,735

482,123

1,700

96,878

50,223

138,884

1,179,543
of which: loans and advances to customers (on-balance sheet)

279,384

337,218

13

16,993

8,106

155

641,868
of which: guarantees and loan commitments (off-balance sheet)

21,344

58,618

59

36,094

3,149

18,569

137,833
Traded products
2,3,4
Gross exposure

11,812

4,748

0

47,630

64,191
of which: over-the-counter derivatives

8,397

4,116

0

12,400

24,913
of which: securities financing transactions

371

19

0

23,044

23,434
of which: exchange-traded derivatives

3,045

613

0

12,186

15,844
Other credit lines, gross
5

70,130

88,279

0

4,714

5

127

163,256
Total credit-impaired exposure, gross

1,681

3,045

0

469

1,169

2

6,367
of which: stage 3

1,012

2,640

0

408

290

2

4,352
of which: PCI

668

405

0

61

879

0

2,014
Total allowances and provisions for expected credit losses

390

1,234

1

358

271

8

2,260
of which: stage 1

166

372

1

133

20

7

700
of which: stage 2

66

255

0

78

16

0

416
of which: stage 3

98

590

0

146

158

0

992
of which: PCI

59

16

0

1

77

0

153
30.9.23
6
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products
1
Gross exposure
7

401,291

451,608

1,927

97,031

53,811

93,444

1,099,112
of which: loans and advances to customers (on-balance sheet)

277,710

314,973

(1)

16,244

9,531

676

619,133
of which: guarantees and loan commitments (off-balance sheet)

20,382

56,321

57

37,914

5,801

11,792

132,266
Traded products
2,3,4
Gross exposure

13,364

5,749

0

52,529

71,642
of which: over-the-counter derivatives

9,653

5,185

0

15,631

30,469
of which: securities financing transactions

370

17

0

24,469

24,856
of which: exchange-traded derivatives

3,341

549

0

12,429

16,319
Other credit lines, gross
5

69,094

85,140

0

4,634

5

111

158,986
Total credit-impaired exposure, gross

1,550

2,288

0

357

955

118

5,267
of which: stage 3

914

1,848

0

348

156

1

3,266
of which: PCI

636

440

0

9

800

117

2,002
Total allowances and provisions for expected credit losses

409

1,090

1

305

154

18

1,977
of which: stage 1

167

362

1

151

37

15

733
of which: stage 2

97

241

0

73

6

0

418
of which: stage 3

101

476

0

76

71

0

723
of which: PCI

44

11

0

5

40

3

103
1 IFRS 9

gross exposure for

banking products includes the

following financial assets

in scope of

expected credit loss

measurement: balances at

central banks,

loans and advances

to banks, loans

and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.

2 Internal management view of credit risk, which differs in certain respects from IFRS.

3 As counterparty risk for
traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Non-core and Legacy, and Group Items is provided.

4 Credit Suisse traded products are presented before
reflection of the impact of the purchase price allocation

performed under IFRS 3, Business Combinations, following the acquisition of the Credit Suisse Group by UBS.

The acquisition date adjustment is less than USD
1bn and, if applied, would

lead to a reduction in

our reported traded products exposure.

5 Unconditionally revocable committed credit

lines.

6 Comparative-period information has been

revised. Refer to “Accounting
for the acquisition of the

Credit Suisse Group” in the

“Consolidated financial information” section

of this report for

more information.

7 The segment

allocation of the gross banking

products exposure has been
revised to reflect an allocation

of high-quality liquid assets

from Group Items to the

business divisions for the Credit

Suisse sub-group, with no impact on

total gross exposure for

the UBS Group. Comparative information
as of 30 September 2023 has been amended

to reflect this change, resulting in

an increase to gross exposure in Global

Wealth Management of USD 14.4bn,

in Personal & Corporate Banking

of USD 24.2bn, in the
Investment Bank of USD 4.0bn and in Non-core and Legacy of USD 31.4bn, with an offsetting effect in Group Items.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

34
Market risk
The UBS

Group excluding

Credit Suisse

continued to

maintain generally

low levels

of management

value-at-risk
(VaR). Average management VaR (1-day,

95% confidence level) decreased marginally from USD 17m to USD

16m
at the

end of

the fourth quarter

of 2023.

There were

no new

VaR

negative backtesting exceptions in

the fourth
quarter of 2023.

The number of

negative backtesting exceptions

within the most

recent 250-business-day window
remained at zero.

Credit Suisse’s average management VaR (1-day, 98% confidence level) decreased from USD 27m to

USD 23m at
the end of the fourth quarter of

2023, driven by continued strategic migration of positions to UBS and de-risking
within Non-core and Legacy.

In the fourth quarter of 2023, Credit Suisse

had one backtesting exception,

driven by
fair value adjustments to certain positions in

the trading inventory as a result of an increase

in exit cost reserves.
The Swiss

Financial Market Supervisory

Authority (FINMA) VaR

multiplier derived from

backtesting exceptions for
market risk risk-weighted assets was unchanged compared with the prior quarter, at 3.0, for both the UBS Group excluding Credit Suisse and Credit Suisse.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Items excluding Credit Suisse components by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

2

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

10

23

18

16

9

16

6

2

3
Non-core and Legacy

1

2

1

1

0

1

1

0

0
Group Items

4

5

5

4

1

4

3

1

0
Diversification effect
2,3

(7)

(6)

(1)

(6)

(4)

(1)

0
Total as of 31.12.23

11

24

19

16

9

16

7

2

3
Total as of 30.9.23

10

25

15

17

12

11

7

2

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of the Credit Suisse components of our business divisions and Group Items by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

2

7

2

4

1

0

3

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Non-core and Legacy
4

18

22

19

21

11

8

16

1

1
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
2,3

(1)

(2)

0

4

(3)

0

0
Total as of 31.12.23

20

25

21

23

11

12

16

1

1
Total as of 30.9.23

23

29

23

27

14

14

18

2

1
1 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The

minima and maxima for each level may occur

on different days, and, likewise,

the value-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding

distribution of simulated profits and losses for

that business line or risk type,

may well be driven by different days

in the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR for the business divisions and Group Items and the total VaR.

3 As the minima

and maxima for different

business divisions and Group

Items occur on different

days, it is

not meaningful to

calculate a portfolio diversification

effect.

4 Non-core and Legacy

management VaR
consists of exposures of the previously reported Capital Release Unit (Credit Suisse) and Investment Bank (Credit Suisse).
Economic value of equity and net interest income sensitivity
The economic value of equity

(EVE) sensitivity in the UBS Group

banking book to a parallel shift

in yield curves of
+1 basis

point

was

negative

USD 30.1m

as

of

31 December

2023,

compared

with

negative

USD 27.8m

as

of
30 September 2023. This excludes the

sensitivity of USD 4.9m from

additional tier 1 (AT1)

capital instruments (as
per specific FINMA requirements)

in contrast to general

Basel Committee on

Banking Supervision (BCBS)

guidance.
The exposure in the banking book of the

UBS Group increased during the fourth quarter of 2023, due

to interest
rate risk hedges

of the recent

AT1 issuance and a combination

of market movements,

i.e., decreasing interest

rates
and the Swiss franc appreciating against the US dollar.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

35
The majority of

our interest rate

risk in

the banking

book is

a reflection of

the net asset

duration that

we run

to
offset our modeled

sensitivity of

net USD 24.3m

(30 September 2023:

USD 23.4m) assigned

to our equity,

goodwill
and

real

estate,

with

the aim

of

generating

a

stable

net

interest

income

contribution. Of

this,

USD 17.6m and
USD 5.6m

are

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively

(30 September

2023:
USD 17.5m and USD 4.9m, respectively).

In

addition

to

the

sensitivity mentioned

above,

we

calculate

the

six

interest

rate

shock

scenarios

prescribed

by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would have
resulted in

a change in

EVE of negative

USD 5.7bn, or 6.1%,

of our

tier 1 capital

(30 September 2023: negative
USD 5.2bn, or

5.6%), which

is well below

the 15%

threshold as

per the

BCBS supervisory

outlier test

for high

levels
of interest rate risk in the banking book.

The immediate effect on our tier 1 capital in the “Parallel up” scenario as of 31 December 2023 would have been a decrease

of approximately USD 0.9bn,

or 0.9%

(30 September 2023: USD 0.9bn,

or 0.9%),

reflecting the

fact
that the vast majority of our banking book is accrual accounted or subject to hedge accounting.

The “Parallel up”
scenario would subsequently have a positive effect

on net interest income, assuming a constant

balance sheet.

›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the Annual
Report 2022 for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book

Interest rate risk – banking book
31.12.23
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(3.7)

(0.6)

0.1

(26.0)

0.2

(30.1)

4.9

(25.2)
Parallel up
2

(548.9)

(119.3)

16.2

(5,027.2)

(0.9)

(5,680.2)

904.6

(4,775.5)
Parallel down
2

561.8

124.3

(29.2)

5,216.0

2.8

5,875.7

(1,044.5)

4,831.3
Steepener
3

(305.3)

(13.1)

(11.9)

(1,037.0)

(33.8)

(1,401.1)

93.4

(1,307.6)
Flattener
4

189.6

(5.0)

14.0

(124.2)

30.8

105.2

109.6

214.8
Short-term up
5

(27.3)

(39.4)

19.4

(2,171.3)

23.9

(2,194.7)

486.3

(1,708.4)
Short-term down
6

26.5

41.8

(21.8)

2,312.1

(26.8)

2,331.9

(507.8)

1,824.1
30.9.23
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(3.1)

(0.6)

0.1

(24.4)

0.2

(27.8)

2.5

(25.2)
Parallel up
2

(458.9)

(113.1)

12.6

(4,685.4)

18.5

(5,226.3)

475.6

(4,750.7)
Parallel down
2

463.5

131.4

(19.6)

4,989.0

(16.9)

5,547.5

(525.0)

5,022.4
Steepener
3

(221.0)

(31.3)

(10.1)

(959.0)

(33.6)

(1,254.9)

(55.4)

(1,310.3)
Flattener
4

126.5

14.1

12.1

(108.5)

34.9

79.1

161.4

240.5
Short-term up
5

(51.1)

(21.3)

15.4

(2,047.8)

34.6

(2,070.1)

342.8

(1,727.3)
Short-term down
6

45.3

23.7

(16.3)

2,172.8

(36.2)

2,189.2

(357.7)

1,831.6
1 Economic value of equity.

2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.

3 Short-term rates decrease and long-term rates increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as international tensions

arising from the Russia–Ukraine war,

conflicts in the Middle East

and US–China trade
relations. Our direct

potential exposure to

Israel is

less than USD 0.5bn

and our direct

potential exposure to

Gulf
Cooperation Council

countries is

less than

USD 7bn. We

have limited

direct potential

exposure to

Egypt, Jordan
and Lebanon,

and we have

no direct exposure

to Iran, Iraq or

Syria. Our direct

potential exposure to

Russia, Belarus
and Ukraine is

immaterial, and potential

second-order impacts, such as

European energy security,

continue to be
monitored.

Inflation has abated to some extent in major Western economies, though there are still concerns regarding future developments, and central banks’

monetary policy is in the

spotlight. The potential for

“higher-for-longer” interest
rates raises the prospect

of a global recession,

particularly as the growth

of China’s economy has

been muted. This
combination

of

factors

translates

into

a

more

uncertain

and

volatile

environment,

which

increases

the

risk

of
financial market disruption.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

36
We continue to monitor

potential trade policy

disputes, as well as

economic and political

developments in addition
to those mentioned above. We are closely watching elections in a number of key emerging markets in 2024. Our
potential exposure to emerging market countries

is less than 10% of our total potential country

exposures.
›
Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2023, which will be available as of 28 March 2024 under “Annual reporting” at ubs.com/investors , for more information
Non-financial risk
UBS continues to

actively manage the

non-financial risks emerging

from the acquisition

of the Credit Suisse

Group,
including the

current operation

of dual

corporate structures,

and the

scale, pace

and complexity

of the

required
integration activities. These

activities continue to be

managed by our program

run by the Group

Integration Office.
The

integration of

Credit

Suisse

is

driving a

mass

migration of

data,

which

requires robust

controls

to preserve
integrity, and we

are working to

enhance our frameworks relating

to data quality

and data retention

to mitigate
these risks and to meet regulatory expectations.

Through this

period of

change, we

place an

increased focus

on maintaining

and enhancing

our control

environment
and

continue

to

cooperate

with

regulators

to

submit

and

execute

implementation

plans

to

meet

regulatory
requirements, including

regulatory remediation

requirements applicable

to Credit Suisse

AG. In addition,

the Group
is

closely

monitoring

operational

risk

indicators,

to

detect

any

potential

for

adverse

impacts

on

the

control
environment.
There is an

increased risk

of cyber-related

operational disruption

to business

activities at

our locations

and / or those
of third

parties due

to operating

an enlarged

group of

entities. This

is

combined with

the increasingly

dynamic
threat environment,

which is

intensified by current

geopolitical factors

and evidenced

by the increased

volumes and
sophistication of cyberattacks against financial

institutions globally.

Cyberattacks on third-party vendors have affected

our operations in the

past and remain a

source of residual risk
to our business. No

cyber events occurred in

the fourth quarter of 2023

related to our own

infrastructure,

or the
infrastructure of any third party, that

had material financial or operational

effects on us. We remain on heightened
alert to

respond to

and mitigate

elevated cyber

and information

security threats.

We continue

to invest

in improving
our technology

infrastructure and

information security

governance to

improve our

defense, detection

and response
capabilities

against

cyberattacks.

Following

a

post-incident

review

of

the

ION

XTP

ransomware

attack,

we

are
improving our frameworks

for managing

third parties that

support our important

business services and

continue
with actions to enhance our cyber-risk assessments

and controls over third-party vendors.
In addition, we

are working to

enhance our operational

resilience to address

these heightened risks and

to meet
regulatory deadlines through 2026. We are implementing a global framework designed to drive enhancements in operational resilience

across all

business divisions

and relevant

jurisdictions, as

well as

working with

our third

parties,
including third-party vendors,

that are of critical

importance to our operations,

to assess their operational

resilience
against our standards.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and

security, and

records management.

In addition,

new risks

continue to

emerge, such

as those

which
result

from

the

demand

from

our

clients

for

distributed

ledger

technology,

blockchain-based

assets

and
cryptocurrencies; although we currently have limited exposure to such risks, relevant control frameworks for them are implemented and reviewed on a regular

basis as they evolve.
Competition to find new business

opportunities, products and services

across the financial services sector,

both for
firms and

for customers,

is increasing,

particularly during

periods of

market volatility

and economic

uncertainty.
Thus, suitability

risk, product

selection, cross-divisional

service offerings,

quality of

advice and

price transparency
also remain areas of heightened focus for

UBS and for the industry as a whole.
Evolving

environmental,

social

and

governance

regulations

and

major

legislation,

such

as

the

Consumer

Duty
Regulation in the

United Kingdom,

the Swiss Financial

Services Act (FIDLEG)

in Switzerland,

Regulation Best

Interest
(Reg BI) in the

US and the Markets

in Financial Instruments

Directive II (MiFID II)

in the EU, all significantly

affect the
industry and have required adjustments to

control processes.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

37
Cross-border

risk

remains

an

area

of

regulatory

attention

for

global

financial

institutions,

including

a

focus

on
market access, such as third-country market access

into the European Economic Area, and taxation

of US persons.
Unintended

permanent

establishment

remains

an

area

of

ongoing

attention.

We

maintain

a

series

of

controls
designed to address these risks, and we are

increasing the number of controls that

are automated.
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened

regulatory attention

continues. An

effective financial

crime prevention
program therefore remains

essential for us

and we continue

to focus on

strategic enhancements

to our global

anti-
money-laundering (AML), know-your-client (KYC) and

sanctions programs. Money laundering and

financial fraud
techniques are becoming increasingly

sophisticated, and geopolitical

volatility makes the sanctions

landscape more
complex, such

as the

extensive and

continuously evolving

sanctions arising

from the

Russia–Ukraine war,

which also
require constant attention to prevent circumvention risks,

and the conflicts in the Middle East, which may increase
terrorist financing risks.
In the US,

UBS AG is subject

to a Consent

Order with the

Office of the

Comptroller of

the Currency (the

OCC) since
May 2018

relating

to

our

US

branch

AML

and

KYC

programs.

In

response,

we

have

introduced

significant
improvements to our framework for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy
Act / AML issues across all our US legal entities.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical importance

to us.

We maintain

a

conduct risk

framework across

our activities,
which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture. The

firm is integrating the

UBS and Credit

Suisse conduct risk frameworks to

align the handling
of conduct risk across the firm.
In

September

2022,

the

Securities

and

Exchange

Commission

(the

SEC)

and

the

Commodity

Futures

Trading
Commission (the CFTC)

issued settlement

orders relating to

communications recordkeeping

requirements in

our US
broker-dealers

and

our

registered

swap

dealers.

In

response

to

identified

shortcomings,

we

are

continuing

to
implement a global remediation program.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

38
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital,

liquidity

and

funding,

and

balance

sheet”

section

of

the

Annual

Report

2022,

which

provides

more
information about our capital management objectives, planning and activities, as well as the Swiss SRB

total loss-
absorbing capacity (TLAC) framework.
UBS Group AG is a

holding company and

conducts substantially all

of its

operations through UBS AG

and Credit
Suisse AG, and subsidiaries

thereof. UBS Group AG, UBS AG

and Credit Suisse AG

have contributed a

significant
portion

of

their

respective

capital

to,

and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of

these
subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements.
›
Refer to the 31 December 2023 Pillar 3 Report, which will be available as of 28 March 2024 under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG Annual

Report 2023,

which will

be available

as of 28 March

2024 under

“Annual reporting”

at
ubs.com/investors
, for more information

about capital

and other

regulatory

information

for UBS AG

consolidated,

in
accordance

with the Basel

III framework,

as applicable

to Swiss SRBs
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.92
1

81,530

5.05
1

85,570
Common equity tier 1 capital

10.62

58,031

3.55
2

60,139
of which: minimum capital

4.50

24,593

1.50

25,431
of which: buffer capital

5.50

30,058

2.00

33,908
of which: countercyclical buffer

0.47

2,580
Maximum additional tier 1 capital

4.30

23,500

1.50

25,431
of which: additional tier 1 capital

3.50

19,128

1.50

25,431
of which: additional tier 1 buffer capital

0.80

4,372
Eligible going concern capital
Total going concern capital

17.05

93,155

5.49

93,155
Common equity tier 1 capital

14.50

79,263

4.68

79,263
Total loss-absorbing additional tier 1 capital
3

2.54

13,892

0.82

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

2.32

12,678

0.75

12,678
of which: low-trigger loss-absorbing additional tier 1 capital

0.22

1,214

0.07

1,214
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

58,613

3.75

63,578
of which: base requirement including add-ons for market share and LRD

10.73
7

58,613

3.75
7

63,578
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.60

107,106

6.32

107,106
Total tier 2 capital

0.10

538

0.03

538
of which: non-Basel III-compliant tier 2 capital

0.10

538

0.03

538
TLAC-eligible senior unsecured debt

19.50

106,567

6.29

106,567
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.64

140,143

8.80

149,148
Eligible total loss-absorbing capacity

36.64

200,261

11.81

200,261
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,505
Leverage ratio denominator

1,695,403
1 Includes applicable add-ons of 1.59% for risk-weighted assets (RWA) and 0.55% for leverage ratio denominator (LRD), of which 15 basis points for RWA and 5 basis points for LRD reflect the FINMA Pillar 2 capital add-on of USD 800m related to the supply

chain finance funds matter at Credit

Suisse.

2 Our minimum CET1 leverage ratio

requirement of 3.55% consists of a

1.5% base requirement, a 1.5% base buffer

capital
requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.05% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which are available under the Swiss

systemically relevant bank framework to meet the going concern requirements
until their first call date. As

of their first call date, these

instruments are eligible to meet the

gone concern requirements.

4 A maximum of 25% of the gone

concern requirements can be met with

instruments that
have a remaining maturity of between one and

two years. Once at least 75%

of the minimum gone concern requirement has

been met with instruments that have

a remaining maturity of greater than two

years, all
instruments that have a remaining

maturity of between one

and two years remain

eligible to be included

in the total gone concern

capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically important

banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical
buffer requirements and the Pillar 2 add-on).

6 As of July 2024, the Swiss Financial Market Supervisory Authority (FINMA) will have the authority to impose a surcharge of up to 25%

of the total going concern capital
requirements should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

39
We are subject to

the going and gone

concern requirements of

the Swiss Capital Adequacy

Ordinance that include
the

too-big-to-fail

(TBTF)

provisions

applicable

to

Swiss

SRBs.

The

table

above

provides

the

risk-weighted asset
(RWA)- and leverage ratio denominator (LRD)-based

requirements and information as of

31 December 2023.
In November

2022, the

Swiss Federal

Council adopted

amendments to

the Banking

Act and

the Banking

Ordinance,
which entered into

force as of

1 January 2023. The

amendments replaced the resolvability

discount on the

gone
concern

capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone
concern capital requirements

equivalent to 75%

of the total

going concern

requirements (excluding

countercyclical
buffer requirements and

the Pillar 2 add-on).

In addition, as

of July

2024, the Swiss

Financial Market Supervisory
Authority

(FINMA)

will

have

the

authority

to

impose

a

surcharge

of

up

to

25%

of

the

total

going

concern
requirements based

on

obstacles to

an

SIB’s

resolvability identified

in

future

resolvability assessments.

Our

total
gone concern requirements remained substantially

unchanged in the fourth quarter of 2023.

Transitional purchase price allocation adjustments

for regulatory capital
As

part

of

the

acquisition

of

the

Credit

Suisse

Group,

the

assets

acquired

and

liabilities

assumed,

including
contingent liabilities, were

recognized at fair

value as

of the

acquisition date in

accordance with IFRS 3,
Business
Combinations
. The purchase

price allocation (PPA) fair

value adjustments required under

IFRS 3 are recognized as
part of

negative goodwill

and

include effects

on

financial instruments

measured at

amortized cost,

such as

fair
value impacts

from interest

rates and

own credit,

that are

expected to

accrete back

to par

through the

income
statement as the instruments are held to maturity. Similar own-credit-related effects have also been recognized as part of

the PPA

adjustments on

financial liabilities

measured at

fair value.

As

agreed with

FINMA, a

transitional
common equity tier 1 (CET1) capital treatment has

been applied for certain of these

fair value adjustments, given
the

substantially

temporary

nature

of

the

IFRS-3-accounting-driven

effects.

As

such,

IFRS

equity

reductions

of
USD 5.9bn (before

tax) and

USD 5.0bn (net

of tax) as

of the acquisition

date have

been neutralized

for CET1 capital
calculation

purposes,

of

which

USD 1.0bn

(net

of

tax)

relates

to

own-credit-related fair

value

adjustments. The
transitional treatment is subject

to linear amortization and

will reduce to nil by 30 June

2027. In the fourth quarter
of 2023, the amortization of transitional CET1 PPA adjustments

(interest rate and own credit) was USD 0.3bn (net
of tax).

IFRS 3 measurement period adjustments

in the fourth quarter of 2023 for the

acquisition of the Credit
Suisse Group
UBS

has

reclassified

certain

loans

and

off-balance

sheet

loan

commitments

held

by

the

Non-core

and

Legacy
business division to “measured

at fair value through

profit or loss”. Refer to

“Accounting for the acquisition

of the
Credit Suisse

Group” in

the “Consolidated

financial information”

section of

this report

for details

on the

accounting
treatment and respective adjustments to prior reporting

periods. We have applied the amended classification and
measurement for LRD and RWA calculation purposes prospectively from the fourth quarter of 2023.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

40
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet”

section

of

the

Annual

Report

2022.

Changes

to

the

Swiss

SRB

framework

and

requirements

after

the
publication of the Annual Report 2022 are described above.
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

93,155

91,546

58,321
Total tier 1 capital

93,155

91,546

58,321
Common equity tier 1 capital

79,263

78,587

45,457
Total loss-absorbing additional tier 1 capital

13,892

12,960

12,864
of which: high-trigger loss-absorbing additional tier 1 capital

12,678

11,764

11,675
of which: low-trigger loss-absorbing additional tier 1 capital

1,214

1,195

1,189
Eligible gone concern capital
Total gone concern loss-absorbing capacity

107,106

103,353

46,991
Total tier 2 capital

538

536

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

0

2,422
of which: non-Basel III-compliant tier 2 capital

538

536

536
TLAC-eligible senior unsecured debt

106,567

102,817

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

200,261

194,899

105,312
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,505

546,491

319,585
Leverage ratio denominator

1,695,403

1,615,817

1,028,461
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.0

16.8

18.2
of which: common equity tier 1 capital ratio

14.5

14.4

14.2
Gone concern loss-absorbing capacity ratio

19.6

18.9

14.7
Total loss-absorbing capacity ratio

36.6

35.7

33.0
Leverage ratios (%)
Going concern leverage ratio

5.5

5.7

5.7
of which: common equity tier 1 leverage ratio

4.7

4.9

4.4
Gone concern leverage ratio

6.3

6.4

4.6
Total loss-absorbing capacity leverage ratio

11.8

12.1

10.2
Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) increased

by USD 5.4bn to USD 200.3bn in the fourth quarter

of 2023.
Going concern capital and movement
Our going

concern capital increased

by USD 1.6bn

to USD 93.2bn.

Our CET1

capital increased

by USD 0.7bn

to
USD 79.3bn, mainly

as the operating

loss before tax

of USD 0.8bn,

dividend accruals

of USD 0.8bn,

compensation-
and own share

-related capital components

of USD 0.6bn and

amortization of transitional CET1

PPA

adjustments
(interest

rate

and

own

credit)

of

USD 0.3bn

were

more

than

offset

by

positive

effects

from

foreign

currency
translation

of

USD 1.6bn

and

an

increase

of

USD 1.5bn

in

eligible

deferred

tax

assets

(DTAs)

on

temporary
differences.

Previously unrecognized DTAs on temporary differences were

recognized primarily in connection with
our business

planning process

and an

election to

capitalize compensation-related costs

for US

tax purposes. The
income statement impact

of this DTAs on temporary differences write-up

was largely offset by

a reduction in DTAs
recognized for tax loss carry-forwards

that were either converted into

DTAs on temporary differences or amortized
against profits generated in the quarter.
Our

loss-absorbing additional

tier 1 (AT1)

capital increased

by

USD 0.9bn

to USD 13.9bn,

mainly reflecting

two
issuances

of

AT1

capital

instruments

of

USD 3.5bn

and

positive

impacts

from

interest

rate

risk

hedge,

foreign
currency translation and

other effects. These

increases were partly

offset by USD 3.0bn

equivalent of AT1

capital
instruments that

ceased to

be

eligible

as

going

concern capital

when

we issued

a

notice

of

redemption of

the
instruments in the fourth quarter of 2023.
AT1 capital

instruments issued

from the

beginning of

the fourth

quarter of

2023 are

currently subject

to write-
down upon occurrence of a trigger event or a

viability event. The notes provide, however, that,

following approval
of a

minimum amount

of conversion

capital by

UBS Group AG’s shareholders

at the

2024 Annual

General Meeting,
upon the occurrence of a trigger

event or a viability event the notes

will be converted into UBS Group

AG ordinary
shares rather than being subject to a write-down.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

41
Gone concern loss-absorbing capacity and movement
Our total

gone concern

loss-absorbing capacity increased

by USD 3.8bn

to USD 107.1bn,

mainly due

to positive
impacts from interest rate risk

hedge, foreign currency translation and other effects,

as well as the issuance of an
aggregate of

USD 0.3bn equivalent

of TLAC-eligible

senior unsecured

debt. The

aforementioned increases

were
partly offset

by the

redemption of USD 2.2bn

equivalent of TLAC-eligible

senior unsecured

debt. In

addition, we
redeemed a CHF 400m

TLAC-eligible senior

unsecured debt on

30 January 2024,

the first

call date. This

instrument
remained eligible as gone concern capital

as of 31 December 2023.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio increased to 14.5% from 14.4%, reflecting an increase in CET1 capital of USD 0.7bn.

Our CET1 leverage ratio decreased to 4.7% from 4.9%, reflecting a USD 79.6bn increase in the LRD, partly offset by an increase in CET1 capital of USD 0.7bn.
Our

gone

concern

loss-absorbing

capacity

ratio

increased

to

19.6%

from

18.9%,

due

to

an

increase

in

gone
concern loss-absorbing capacity of USD 3.8bn.

Our gone concern leverage

ratio decreased to 6.3%

from 6.4%, due to

the aforementioned increase in the

LRD,
largely offset by an increase in gone concern

loss-absorbing capacity of USD 3.8bn.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 30.9.23

78,587
Operating profit / (loss) before tax

(751)
Current tax (expense) / benefit

(69)
Foreign currency translation effects, before tax

1,612
Deferred tax assets on temporary differences

1,500
Compensation-

and own share-related capital components

(629)
Amortization of transitional CET1 purchase price allocation adjustments, net of tax

(283)
Other
1

(704)
Common equity tier 1 capital as of 31.12.23

79,263
Loss-absorbing additional tier 1 capital as of 30.9.23

12,960
Issuance of high-trigger loss-absorbing additional tier 1 capital

3,455
Call of high-trigger loss-absorbing additional tier 1 capital

(3,023)
Interest rate risk hedge, foreign currency translation and other effects

500
Loss-absorbing additional tier 1 capital as of 31.12.23

13,892
Total going concern capital as of 30.9.23

91,546
Total going concern capital as of 31.12.23

93,155
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.23

536
Interest rate risk hedge, foreign currency translation and other effects

3
Tier 2 capital as of 31.12.23

538
TLAC-eligible senior unsecured debt as of 30.9.23

102,817
Issuance of TLAC-eligible senior unsecured debt

266
Call of TLAC-eligible senior unsecured debt

(2,236)
Interest rate risk hedge, foreign currency translation and other effects

5,720
TLAC-eligible senior unsecured debt as of 31.12.23

106,567
Total gone concern loss-absorbing capacity as of 30.9.23

103,353
Total gone concern loss-absorbing capacity as of 31.12.23

107,106
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.23

194,899
Total loss-absorbing capacity as of 31.12.23

200,261
1 Includes dividend accruals for the current year (negative USD 0.8bn) and movements related to other items.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

42
Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m 31.12.23 30.9.23
1
31.12.22
Total IFRS equity

87,816

85,468

57,218
Equity attributable to non-controlling interests

(531)

(542)

(342)
Defined benefit plans, net of tax

(965)

(929)

(311)
Deferred tax assets recognized for tax loss carry-forwards

(3,039)

(3,760)

(4,077)
Deferred tax assets for unused tax credits

(97)

(245)
Deferred tax assets on temporary differences, excess over threshold

(64)
Goodwill, net of tax
2

(5,750)

(5,736)

(5,754)
Intangible assets, net of tax

(894)

(844)

(150)
Compensation-related components (not recognized in net profit)

(2,586)

(2,296)

(2,287)
Expected losses on advanced internal ratings-based portfolio less provisions

(713)

(553)

(471)
Unrealized (gains) / losses from cash flow hedges, net of tax

3,109

4,947

4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

1,291

571

(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(89)

(123)

(105)
Prudential valuation adjustments

(368)

(407)

(201)
Accruals for dividends to shareholders for 2022

(1,683)
Transitional CET1 purchase price allocation adjustments, net of tax

4,316

4,600
Other
3

(2,237)

(1,565)

(29)
Total common equity tier 1 capital

79,263

78,587

45,457
1 Comparative-period

information has

been revised.

Refer to “Accounting

for the

acquisition of

the Credit

Suisse Group”

in the

“Consolidated financial

information” section

of this

report for

more information.

2 Includes goodwill related to significant investments in financial institutions of USD 20m as of 31 December 2023 (USD 19m as of 30 September 2023;

USD 20m as of 31 December 2022) presented on the balance
sheet line Investments in associates.

3 Includes dividend accruals for the current year and other items.

Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 24bn

and

our

CET1

capital

by

USD 2.8bn

as

of

31

December

2023

(30

September

2023:

USD 23bn

and
USD 2.6bn, respectively)

and decreased

our CET1

capital ratio

by 11 basis

points (30

September 2023:

11 basis
points). Conversely, a 10% appreciation of the US

dollar against other currencies would have decreased our RWA by USD 21bn

and our

CET1 capital

by USD 2.5bn

(30 September

2023: USD 21bn

and USD 2.4bn,

respectively)
and increased our CET1 capital ratio by 11 basis points

(30 September 2023: 11 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 114bn as of 31 December 2023 (30 September 2023: USD

103bn) and decreased our CET1 leverage ratio by
14 basis points

(30 September

2023:

14 basis points).

Conversely,

a

10%

appreciation of

the US

dollar against
other currencies would have

decreased our LRD by USD

103bn (30 September

2023: USD 94bn) and

increased our
CET1 leverage ratio by 15 basis points (30 September

2023: 14 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

43
Estimated effect on capital from litigation,

regulatory and similar matters subject to

provisions and contingent
liabilities
We have estimated the

loss in capital that

we could incur

as a result of

the risks associated

with the matters

related
to

UBS AG

and

subsidiaries

described

in

“Provisions

and

contingent

liabilities”

in

the

“Consolidated

financial
information”

section

of

this

report.

We

have

employed

for

this

purpose

the

advanced

measurement

approach
(AMA)

methodology that

we

use

when

determining the

capital

requirements

associated with

operational risks,
based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience

for

the

AMA

operational risk

categories to

which those

matters correspond,

as

well as

the
external environment affecting risks of these types, in

isolation from other areas. On this basis, with respect to the litigation,

regulatory

and

similar

matters

related

to

UBS AG and

subsidiaries,

we estimate

the

maximum loss

in
capital that we

could incur over

a 12-month period

as a result

of our risks

associated with these

operational risk
categories at USD 4.0bn as of

31 December 2023. This estimate is

not related to

and does not take

into account
any provisions recognized

for any of

these matters and does

not constitute a subjective

assessment of our actual
exposure in any of these matters.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for more information
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Risk-weighted assets

During the fourth quarter of 2023, RWA were

unchanged at USD 546.5bn, primarily as decreases of USD 15.1bn due

to

asset

size

and

other

movements

and

USD 0.5bn

due

to

model

updates

were

offset

by

increases

of
USD 14.8bn due to currency effects and USD 0.7bn

due to methodology and policy changes.
Movement in risk-weighted assets by key driver
USD bn
RWA as of
30.9.23
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
RWA as of
31.12.23
Credit and counterparty credit risk
2

346.3

13.9

0.7

(0.7)

(14.9)

345.3
Non-counterparty-related risk
3

30.7

0.9

2.7

34.4
Market risk

24.1

0.3

(2.9)

21.4
Operational risk

145.4

0.0

145.4
Total

546.5

14.8

0.7

(0.5)

(15.1)

546.5
1 Includes the Pillar 3

categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.”

For more information, refer to our 31 December

2023 Pillar 3 report, which will

be available
as of 28 March 2024 under

“Pillar 3 disclosures” at ubs.com/

investors.

2 Includes settlement risk, credit

valuation adjustments, equity

and investments in funds exposures in

the banking book, and securitization
exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA were USD 345.3bn as of 31 December 2023. The decrease of USD 1.0bn included positive currency effects of USD 13.9bn.
Asset size and other movements resulted in

a USD 14.9bn decrease in RWA.

–
Non-core and

Legacy RWA decreased

by USD 5.7bn,

mainly driven

by an

accelerated roll-off arising

from our
actions to actively unwind the portfolio, in

addition to the natural roll-off.
–
Global Wealth Management RWA decreased by

USD 4.5bn, mainly due to negative net new

loans.

–
Personal & Corporate Banking RWA decreased by

USD 4.1bn, primarily driven by lower lending

assets.

–
Group Items RWA decreased by USD 0.9bn, mainly

driven by lower RWA in Group Treasury.
– Asset Management RWA decreased by USD 0.2bn.
–
Investment Bank

RWA increased

by USD 0.5bn,

mainly due

to higher

RWA from

securities financing

transactions.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

44
Methodology and policy changes resulted in an RWA increase of USD 0.7bn, due to a change in the treatment of
a derivatives

portfolio from

the internal

model-based

approach to

the standardized

approach for

counterparty

credit
risk.
Model updates

resulted in

an RWA

decrease of

USD 0.7bn,

primarily related

to the

recalibration of

certain multipliers
as a result of improvements to models, partly offset

by an update to a model for securities financing

transactions.
›
Refer to “Credit risk models” in the “Risk management and control” section of the Annual Report 2022 for more information

Non-counterparty-related risk
Non-counterparty-related risk RWA increased by USD 3.7bn

to USD 34.4bn in the fourth

quarter of 2023, mainly
due to an increase in deferred taxes on temporary

differences,

as well as currency effects.
Market risk
Market

risk

RWA

decreased by

USD

2.7bn

to

USD 21.4bn in

the

fourth

quarter of

2023,

primarily

driven

by

a
decrease of USD 2.9bn from asset size and other movements,

partly offset by an increase of USD 0.3bn related to
ongoing parameter updates of the value-at-risk (VaR) models. FINMA approved the integration of time decay into regulatory VaR and stressed VaR, which went

live on 12 January 2024.
›
Refer to ”Market risk” in the “Risk management and control” section of the Annual Report 2022 for more information
Operational risk
Operational risk RWA were unchanged at

USD 145.4bn.
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for information about the advanced measurement approach model
Outlook

We expect that model updates will result in an RWA increase of around USD 10bn in 2024 and 2025, primarily as a result

of the

migration of Credit

Suisse portfolios to

UBS models.

The extent and

timing of

RWA changes may
vary as model

updates are completed

and receive regulatory

approval, along with

changes in the

composition of
the

relevant

portfolios.

In

addition,

we

currently

estimate

that

the

revised

Basel III

framework,

including

the
Fundamental Review of

the Trading

Book, will

lead to

a further

increase in

RWA of

approximately USD 25bn, of
which

USD 10bn

in

Non-core

and

Legacy.

This

estimate

is

based

on

static

balances

and

on

our

current
understanding of

the relevant

standards before

taking into

account mitigating

actions and

not reflecting

the impact
of

the

output

floor,

which

is

phased

in

over

time.

It

may

change

as

a

result

of

new

or

updated

regulatory
interpretations,

appropriate

conservatism

in

model

calibration,

the

implementation

of

Basel III

standards

into
national law, changes in business

growth, market conditions

and other factors. The

core business-led reductions in
RWA, coupled with the run-down of positions in the Non-core

and Legacy business division, are expected to more
than offset the effects of model updates and

revised Basel III standards in 2024 and 2025.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

45
Risk-weighted assets by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.12.23
Credit and counterparty credit risk
1

90.4

137.8

7.6

65.0

34.3

10.2

345.3
Non-counterparty-related risk
2

6.8

3.4

0.8

3.8

2.5

17.1

34.4
Market risk

1.7

0.1

0.1

12.5

5.1

1.9

21.4
Operational risk

57.5

19.5

7.2

25.0

30.0

6.2

145.4
Total

156.5

160.8

15.6

106.3

72.0

35.3

546.5
30.9.23
Credit and counterparty credit risk
1

92.8

132.0

7.6

64.4

38.8

10.7

346.3
Non-counterparty-related risk
2

6.8

3.5

0.8

3.7

2.7

13.2

30.7
Market risk

1.6

0.1

0.0

13.9

5.9

2.4

24.1
Operational risk

57.5

19.5

7.2

25.0

30.0

6.2

145.4
Total

158.8

155.1

15.6

107.0

77.5

32.5

546.5
31.12.23 vs 30.9.23
Credit and counterparty credit risk
1

(2.4)

5.8

0.0

0.6

(4.5)

(0.5)

(1.0)
Non-counterparty-related risk
2

0.0

(0.1)

0.0

0.1

(0.3)

3.9

3.7
Market risk

0.1

0.0

0.0

(1.4)

(0.8)

(0.6)

(2.7)
Operational risk
Total

(2.3)

5.7

0.0

(0.7)

(5.5)

2.8

0.0
1 Includes settlement risk, credit

valuation adjustments, equity exposures in the banking

book and securitization exposures in

the banking book.

2 Non-counterparty-related risk includes deferred

tax assets recognized
for temporary

differences (31

December 2023:

USD 16.4bn; 30

September 2023:

USD 12.6bn),

as well

as property,

equipment, software

and other

items (31

December 2023:

USD 18.0bn; 30

September 2023:
USD 18.1bn).

Leverage ratio denominator
During the fourth quarter

of 2023, the LRD

increased by USD 79.6bn

to USD 1,695.4bn, driven

by currency effects
of USD 68.4bn and asset size and other movements

of USD 11.1bn.

Movement in leverage ratio denominator by key driver
USD bn
LRD as of

30.9.23
Currency

effects
Asset size and

other
LRD as of

31.12.23
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,242.4

59.2

27.5

1,329.2
Derivatives

143.5

2.2

(17.6)

128.1
Securities financing transactions

157.1

3.3

5.0

165.4
Off-balance sheet items

80.4

3.3

(3.8)

79.9
Deduction items

(7.6)

0.3

0.0

(7.2)
Total

1,615.8

68.4

11.1

1,695.4
The LRD movements described below exclude

currency effects.

On-balance sheet exposures (excluding derivatives and securities financing transactions)

increased by USD 27.5bn,
mainly driven by higher central

bank balances resulting primarily

from customer deposits and net

new issuances of
long-term debt, and higher trading portfolio

assets, partly offset by lower lending

balances.
Derivative exposures

decreased by

USD 17.6bn, mainly

due to

market-driven decreases

in foreign

exchange and
interest rate contracts and lower trading

volumes across products.
Securities

financing

transactions

increased

by

USD 5.0bn,

predominantly

reflecting

net

new

excess

cash
reinvestment trades.
Off-balance sheet items decreased by USD 3.8bn,

mainly due to a decrease in guarantees and

commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

46
Leverage ratio denominator by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.12.23
On-balance sheet exposures

428.3

442.4

5.8

217.2

95.0

140.5

1,329.2
Derivatives

8.1

3.0

0.0

90.3

23.6

3.1

128.1
Securities financing transactions

36.4

28.3

0.1

39.9

17.7

43.1

165.4
Off-balance sheet items

20.3

38.5

0.2

18.3

1.6

1.1

79.9
Items deducted from Swiss SRB tier 1 capital

(4.7)

4.3

(1.2)

(0.4)

(0.7)

(4.5)

(7.2)
Total

488.4

516.6

4.9

365.2

137.1

183.2

1,695.4
30.9.23
On-balance sheet exposures

427.3

424.0

5.9

199.9

115.9

69.4

1,242.4
Derivatives

8.0

4.8

0.0

96.2

32.3

2.1

143.5
Securities financing transactions

23.1

12.5

0.1

41.3

5.0

75.1

157.1
Off-balance sheet items

18.2

37.6

0.2

19.2

3.8

1.5

80.4
Items deducted from Swiss SRB tier 1 capital

(4.6)

4.7

(1.2)

(0.4)

(0.6)

(5.4)

(7.6)
Total

472.0

483.7

5.0

356.0

156.4

142.7

1,615.8
31.12.23 vs 30.9.23
On-balance sheet exposures

1.1

18.3

(0.1)

17.3

(20.9)

71.1

86.7
Derivatives

0.1

(1.8)

0.0

(5.9)

(8.8)

1.0

(15.3)
Securities financing transactions

13.3

15.8

0.0

(1.4)

12.6

(32.0)

8.3
Off-balance sheet items

2.1

1.0

0.0

(0.9)

(2.2)

(0.4)

(0.5)
Items deducted from Swiss SRB tier 1 capital

(0.1)

(0.4)

0.0

0.0

0.0

0.9

0.3
Total

16.4

32.9

(0.1)

9.2

(19.3)

40.5

79.6
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022, which

provides more information about

the Group’s strategy, objectives

and governance in
connection with liquidity and funding management.
Liquidity coverage ratio
The

quarterly

average liquidity

coverage

ratio

(the

LCR)

of

the

UBS

Group

increased

19.1 percentage

points

to
215.7%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA).

The movement

in the

average LCR

was primarily

driven by

an increase

in high-quality

liquid
assets (HQLA) of

USD 48.1bn to USD 415.6bn,

mostly driven by

higher customer deposits

and proceeds received
from debt issuances and negative

net new loans. The effect

of the increase in average HQLA

was partly offset by a
USD 5.5bn increase

in average

net cash

outflows, to

USD 192.8bn. That

increase was

due to

lower net

inflows
from securities financing transactions and lower inflows from lending assets, partly offset by lower outflows from
debt issued.
›
Refer to the 31 December 2023 Pillar 3 report, which will be available as of 28 March 2024 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 4Q23
1
Average 3Q23
1
High-quality liquid assets

415.6

367.5
Net cash outflows
2

192.8

187.3
Liquidity coverage ratio (%)
3

215.7

196.5
1 Calculated based on an average of 63

data points in the fourth quarter of 2023 and 63

data points in the third quarter of 2023.

2 Represents the net cash outflows expected over a stress period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

47
Net stable funding ratio

As of

31 December 2023,

the net

stable funding

ratio (the

NSFR) of

the UBS

Group increased

3.4 percentage points
to 124.1%, remaining above the prudential

requirement communicated by FINMA.

Available

stable

funding

increased

by

USD 55.7bn

to

USD 928.4bn,

reflecting

higher

customer

deposits,

debt
securities

issued

and

regulatory

capital.

Required

stable

funding

increased

by

USD 25.3bn

to

USD 748.2bn,
predominantly reflecting higher trading and

lending assets.
›
Refer to the 31 December 2023 Pillar 3 report, which will be available as of 28 March 2024 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 31.12.23 30.9.23
Available stable funding

928.4

872.7
Required stable funding

748.2

722.9
Net stable funding ratio (%)

124.1

120.7
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022,

which provides more

information about the

balance sheet and

off-balance sheet positions.
For

more

information

about

the

balance

sheet

effects

of

the

acquisition

of

the

Credit

Suisse

Group,

refer

to
“Accounting for the acquisition

of the Credit Suisse

Group”

in the “Consolidated

financial information”

section of
this report.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (31 December 2023

vs 30 September 2023)
Total assets were USD 1,717.6bn as

of 31 December 2023. The increase

of USD 73.3bn included currency effects
of approximately USD 67.4bn.
Cash and

balances at

central banks

increased by

USD 51.7bn, mainly

driven by

inflows from

customer deposits,
lending

assets

and

net

new

issuances

of

long-term

debt,

partly

offset

by

outflows

into

securities

financing
transactions

(SFTs).

Lending

assets

increased

by

USD 22.3bn,

reflecting

currency

effects

of

approximately
USD 35.6bn,

partly offset by net new

loan outflows, mainly in Global Wealth

Management. SFTs at amortized

cost
increased

by

USD 14.1bn,

predominantly

reflecting

net

new

excess

cash

reinvestment

trades.

Trading

assets
increased by USD 12.1bn, mainly driven by

higher inventory levels held to hedge client

positions in Financing and
Derivatives & Solutions in the Investment Bank.
These

increases

were

partly

offset

by

a

decrease

in

derivatives

and

cash

collateral

receivables

on

derivative
instruments of USD 24.1bn, mainly driven by decreases in interest rate contracts and foreign currency contracts in
Derivatives & Solutions.
Assets
As of % change from
USD bn 31.12.23 30.9.23
1
30.9.23
Cash and balances at central banks

314.1

262.4

20
Lending
2

661.3

639.0

3
Securities financing transactions at amortized cost

99.0

84.9

17
Trading assets

169.6

157.5

8
Derivatives and cash collateral receivables on derivative instruments

226.2

250.3

(10)
Brokerage receivables

21.0

24.6

(15)
Other financial assets measured at amortized cost

65.5

64.2

2
Other financial assets measured at fair value
3

106.2

106.8

(1)
Non-financial assets

54.5

54.7

0
Total assets

1,717.6

1,644.3

4
of which: Credit Suisse

583.5
559.2

4
1 Comparative-period

information has

been revised.

Refer to “Accounting

for the

acquisition of

the Credit

Suisse Group”

in the

“Consolidated

financial information”

section of

this report

for more

information.

2 Consists of Loans and advances to customers and Amounts due from banks.

3 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

48
Balance sheet liabilities (31 December

2023 vs 30 September 2023)
Total liabilities

were USD 1,629.8bn

as of

31 December 2023.

The increase

of USD 70.9bn

included currency

effects
of approximately USD 56.1bn.
Customer deposits

increased by

USD 58.9bn, including currency

effects of

approximately USD 32.4bn. Excluding
currency effects,

the increase

was primarily

driven by

net inflows

into time

deposits across

all regions,

mainly in
Global Wealth

Management.

Debt issued

designated at

fair value

and long-term

debt issued

measured at

amortized
cost increased by

USD 15.5bn, mainly driven

by currency effects

and net new

issuances of long-term

debt in Group
Treasury and structured notes in Derivatives & Solutions.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial information” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 31.12.23 30.9.23
1
30.9.23
Short-term borrowings
2,3

109.5

106.5

3
Securities financing transactions at amortized cost

14.4

15.0

(4)
Customer deposits

792.0

733.1

8
Debt issued designated at fair value and long-term debt issued measured at amortized cost
3

327.6

312.1

5
Trading liabilities

34.2

35.0

(2)
Derivatives and cash collateral payables on derivative instruments

233.8

239.3

(2)
Brokerage payables

42.5

41.3

3
Other financial liabilities measured at amortized cost

20.9

19.2

9
Other financial liabilities designated at fair value

29.5

33.3

(11)
Non-financial liabilities

25.4

24.2

5
Total liabilities

1,629.8

1,558.9

5
of which: Credit Suisse
4

474.8

462.2

3
Share capital

0.3

0.3

0
Share premium

13.2

12.9

3
Treasury shares

(4.8)

(4.1)

16
Retained earnings

76.1

76.8

(1)
Other comprehensive income
5

2.5

(1.0)
Total equity attributable to shareholders

87.3

84.9

3
Equity attributable to non-controlling interests

0.5

0.5

(2)
Total equity

87.8

85.5

3
Total liabilities and equity

1,717.6

1,644.3

4
1 Comparative-period

information has

been revised.

Refer to “Accounting

for the

acquisition of

the Credit

Suisse Group”

in the

“Consolidated financial

information” section

of this

report for

more information.

2 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

3 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

4 Excludes

USD 57.5bn (30

September 2023:

USD 55.7bn)

of debt instruments

previously issued

by Credit

Suisse Group

AG and

transferred to

UBS Group

AG as

part of the

acquisition.

5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (31 December 2023 vs 30 September

2023)
Equity attributable to shareholders increased

by USD 2,359m to USD 87,285m as of

31 December 2023.
The

increase

of

USD 2,359m was

mainly

driven

by

total

comprehensive income

attributable

to

shareholders

of
USD 2,677m, reflecting a

net loss

of USD 279m and

other comprehensive income

(OCI) of

USD 2,956m,

and an
increase in

deferred share-based

compensation

awards

expensed in

the income

statement

of USD 306m.

OCI mainly
included

cash flow

hedge OCI

of

USD 1,970m,

OCI

related

to

foreign currency

translation of

USD 1,597m and
negative OCI related to own credit on financial

liabilities designated at fair value of USD 721m.
These effects were

partly offset

by net treasury share

activity, which decreased

equity by USD 673m,

predominantly
due

to

USD 669m

of

shares

purchased

from

the

market

to

hedge

future

share

delivery

obligations

related

to
employee share-based compensation awards.

›
Refer to the “Group performance” and “Consolidated financial information” sections of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 capital

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

49
Off-balance sheet (31 December 2023 vs

30 September 2023)
Guarantees increased

by USD 8.9bn,

mainly in

Group Treasury,

relating to

sponsored repo

clearing. Committed
unconditionally revocable

credit lines

increased by

USD 4.3bn, mainly

driven by

increases in

facilities provided

to
clients

in

Global

Wealth

Management and

Personal

&

Corporate

Banking,

as

well

as

currency

effects.

Forward
starting reverse repurchase

agreements increased by

USD 8.0bn, reflecting fluctuations

in levels

of business division
activity in short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn
31.12.23 30.9.23
1
30.9.23
Guarantees
2,3

43.9

35.0

25
Loan commitments
2

91.6

90.8

1
Committed unconditionally revocable credit lines

163.3

159.0

3
Forward starting reverse repurchase agreements

18.4

10.4

77
1 Comparative-period

information has

been revised.

Refer to “Accounting

for the acquisition

of the

Credit Suisse Group”

in the “Consolidated

financial information”

section of

this report

for more

information.

2 Guarantees and loan commitments are shown net of sub-participations.

3 Includes guarantees measured at fair value through profit or loss.
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered

shares. Each share has a

nominal value of USD 0.10 following a change
of the share

capital currency

of UBS Group AG

from the Swiss

franc to the

US dollar in

the second quarter

of 2023.
Shares issued were unchanged in the fourth quarter

of 2023 compared with the third quarter

of 2023.
We held 253m

shares as of 31 December

2023, of which 121m

shares had been acquired

under our 2022 share
repurchase program for cancellation

purposes. The remaining 133m

shares are primarily held

to hedge our

share
delivery obligations related to employee share-based

compensation and participation plans.
Treasury shares held increased by 24m shares in

the fourth quarter of 2023. This mainly

reflected the purchase of
25.0m

shares

from

the

market

to

hedge

future

share

delivery

obligations

related

to

employee

share-based
compensation awards.
Shares acquired

under our

2022 program

totaled 121m

as of

31 December 2023

for a

total acquisition

cost of
USD 2,277m

(CHF 2,138m).

A

new,

two-year

share

repurchase

program

of

up

to

USD 6bn

was

approved

by
shareholders at the

2023 AGM. We

have temporarily suspended

repurchases under

the share repurchase

programs
due to the acquisition of the Credit Suisse Group, but

we plan to repurchase up to USD 1bn of our shares in

2024
commencing after the completion of the merger

of UBS AG and Credit Suisse AG.
›
Refer to the “Recent developments” section of this report for more information about the integration of Credit
Suisse
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders

UBS Group fourth quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Share information and earnings per share

50
As of or for the quarter ended As of or for the year ended
31.12.23 30.9.23
1
31.12.22 31.12.23 31.12.22
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

(279)

(715)

1,653

29,027

7,630
Less: (profit) / loss on own equity derivative contracts

0

(1)

0

0

0
Net profit / (loss) attributable to shareholders for diluted

EPS

(279)

(715)

1,653

29,027

7,630
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
2

3,225,500,133

3,229,878,446

3,141,689,290

3,152,579,449

3,260,938,561
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
3

123,601
4

380,852
4

136,909,896

143,416,753

136,531,654
Weighted average shares outstanding for diluted EPS

3,225,623,734

3,230,259,298

3,278,599,186

3,295,996,202

3,397,470,215
Earnings per share (USD)
Basic

(0.09)

(0.22)

0.53

9.21

2.34
Diluted

(0.09)

(0.22)

0.50

8.81

2.25
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,462,087,722

3,524,635,722

3,462,087,722

3,524,635,722
Treasury shares
5

253,233,437

228,822,625

416,909,010

253,233,437

416,909,010
of which: related to the 2021 share repurchase program

62,548,000

62,548,000
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

233,901,950

120,506,008

233,901,950
Shares outstanding

3,208,854,285

3,233,265,097

3,107,726,712

3,208,854,285

3,107,726,712
Potentially dilutive instruments
6

163,417,391
4

160,925,793
4

5,873,046

5,638,817

5,873,046
Other key figures
Total book value per share (USD)

27.20

26.27

18.30

27.20

18.30
Tangible book value per share (USD)

24.86

23.96

16.28

24.86

16.28
Share price (USD)
7

31.01

24.77

18.61

31.01

18.61
Market capitalization (USD m)
8

107,355

85,768

65,608

107,355

65,608
1 Comparative-period information has been revised. Refer to “Accounting for the acquisition of the

Credit Suisse Group” in the “Consolidated

financial information” section of this report for more information.

2 The
weighted average shares outstanding for basic earnings

per share (EPS) are calculated by taking the

number of shares at the beginning of the period,

adjusted by the number of shares acquired or

issued during the
period, multiplied by a time-weighted factor

for the period outstanding. As a result

,

balances are affected by the timing

of acquisitions and issuances during the

period.

3 The weighted average

number of shares
for notional employee awards

with performance conditions

reflects all potentially dilutive

shares that are expected

to vest under

the terms of the

awards.

4 Due to the

net loss in the

fourth and third quarter

of
2023, 155,065,831 weighted average

potential shares from unvested

notional share awards

were not included in

the calculation of

diluted EPS as they

were not dilutive for

the quarter ended 31

December 2023
(30 September 2023: 148,423,317 weighted average potential

shares). Such shares are only taken into

account for the diluted EPS calculation when their

conversion to ordinary shares would decrease earnings per
share or increase the loss per share,

in accordance with IAS 33, Earnings per

Share.

5 Based on a settlement date view.

6 Reflects potential shares that could dilute

basic EPS in the future, but were

not dilutive
for any of

the periods presented.

It mainly includes

equity-based awards subject

to absolute and

relative performance conditions

and equity derivative

contracts. For

the quarter ended

31 December 2023,

it also
includes 155,065,831 weighted average

potential shares from unvested

notional share awards that

were not included in

the calculation of diluted EPS

as they were not

dilutive (30 September 2023: 148,423,317
weighted average potential shares).

7 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

8 The calculation of market
capitalization has been amended in the

second quarter of 2023 to

reflect total shares issued multiplied

by the share price at the

end of the period. The

calculation was previously based on

total shares outstanding
multiplied by the share price at the end of the period. Market capitalization has been increased by USD

7.8bn as of 31 December 2022 as a result.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group fourth quarter 2023 report |
Consolidated financial information

Consolidated financial
information
Unaudited
Information

in

this

section

is

presented

for

UBS

Group

AG

and

its

subsidiaries

(together,

the

Group)

on

a
consolidated basis unless

otherwise specified and

is presented in US dollars.

In preparing this financial

information,
the same

accounting policies

and methods

of computation

have been

applied as

in the

UBS Group

AG consolidated
annual Financial Statements for the period

ended 31 December 2022, except for the

changes described in “Note
1 Basis

of accounting”

in the

“Consolidated financial

statements” section

of the

first, second

and third

quarter
2023 reports. The financial information presented is unaudited and does not constitute an interim financial report prepared in accordance

with IAS 34,
Interim Financial Reporting
. The UBS Group

AG Annual Report 2023, which
will be published

on 28 March

2024, will incorporate

the full financial

statements prepared in

accordance with IFRS
for the 2023 financial year.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

52
UBS Group AG interim consolidated financial
information (unaudited)
Income statement
For the quarter ended For the year ended
USD m 31.12.23 30.9.23
1
31.12.22 31.12.23 31.12.22
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income

10,036

9,932

4,180

31,743

11,782
Interest expense from financial instruments measured at

amortized cost

(9,440)

(9,082)

(2,954)

(28,216)

(6,564)
Net interest income from financial instruments measured

at fair value through profit or loss and other

1,498

1,257

363

3,770

1,403
Net interest income

2,095

2,107

1,589

7,297

6,621
Other net income from financial instruments measured

at fair value through profit or loss

3,158

3,226

1,876

11,583

7,517
Fee and commission income

6,409

6,669

4,771

23,766

20,789
Fee and commission expense

(629)

(613)

(413)

(2,195)

(1,823)
Net fee and commission income

5,780

6,056

4,359

21,570

18,966
Other income

(179)

305

206

384

1,459
Total revenues

10,855

11,695

8,029

40,834

34,563
Negative goodwill

28,925
Credit loss expense / (release)

136

239

7

1,037

29
Personnel expenses

7,061

7,567

4,122

24,899

17,680
General and administrative expenses

2,999

3,124

1,420

10,156

5,189
Depreciation, amortization and impairment of non-financial

assets

1,409

950

543

3,750

2,061
Operating expenses

11,470

11,640

6,085

38,806

24,930
Operating profit / (loss) before tax

(751)

(184)

1,937

29,916

9,604
Tax expense / (benefit)

(473)

526

280

873

1,942
Net profit / (loss)

(278)

(711)

1,657

29,043

7,661
Net profit / (loss) attributable to non-controlling interests

1

4

4

16

32
Net profit / (loss) attributable to shareholders

(279)

(715)

1,653

29,027

7,630
Earnings per share (USD)
Basic

(0.09)

(0.22)

0.53

9.21

2.34
Diluted

(0.09)

(0.22)

0.50

8.81

2.25
1 Comparative-period information has been revised. Refer to “Accounting for the acquisition of the Credit Suisse Group” in this section for more information.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

53

Statement of comprehensive income
For the quarter ended For the year ended
USD m 31.12.23 30.9.23
1
31.12.22 31.12.23 31.12.22
Comprehensive income attributable to shareholders
2
Net profit / (loss)

(279)

(715)

1,653

29,027

7,630
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

4,197

(1,425)

1,753

3,762

(894)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

(2,620)

806

(798)

(2,320)

337
Foreign currency translation differences on foreign operations reclassified to the income statement

60

2

0

58

32
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement

(25)

0

3

(28)

(4)
Income tax relating to foreign currency translations, including the effect of net investment hedges

(15)

4

(10)

(17)

4
Subtotal foreign currency translation, net of tax

1,597

(615)

948

1,456

(525)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

8

(2)

5

7

(440)
Net realized (gains) / losses reclassified to the income statement from equity

(4)

0

0

(3)

1
Reclassification of financial assets to Other financial assets measured at amortized cost
3

449
Income tax relating to net unrealized gains / (losses)

0

0

0

0

(3)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

3

(2)

6

4

6
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

1,803

(1,198)

59

(323)

(5,758)
Net (gains) / losses reclassified to the income statement from equity

566

580

210

1,905

(159)
Income tax relating to cash flow hedges

(399)

92

(43)

(308)

1,124
Subtotal cash flow hedges, net of tax

1,970

(526)

225

1,275

(4,793)
Cost of hedging
Cost of hedging, before tax

(24)

(1)

(69)

(19)

45
Income tax relating to cost of hedging

0

0

3

0

0
Subtotal cost of hedging, net of tax

(24)

(1)

(66)

(19)

45
Total other comprehensive income that may be reclassified to the income statement, net of tax

3,546

(1,144)

1,113

2,715

(5,267)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

164

(62)

(372)

110

(73)
Income tax relating to defined benefit plans

(33)

(7)

29

(70)

63
Subtotal defined benefit plans, net of tax

131

(69)

(343)

40

(10)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(731)

(715)

(304)

(1,850)

867
Income tax relating to own credit on financial liabilities designated at fair value

10

29

71

82

(71)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(721)

(686)

(233)

(1,769)

796
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(591)

(755)

(576)

(1,729)

786
Total other comprehensive income

2,956

(1,899)

538

986

(4,481)
Total comprehensive income attributable to shareholders

2,677

(2,614)

2,190

30,013

3,149
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

1

4

4

16

32
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

17

(12)

13

5

(14)
Total comprehensive income attributable to non-controlling interests

18

(8)

17

22

18
Total comprehensive income
Net profit / (loss)

(278)

(711)

1,657

29,043

7,661
Other comprehensive income

2,973

(1,911)

551

991

(4,494)
of which: other comprehensive income that may be reclassified to the income statement

3,546

(1,144)

1,113

2,715

(5,267)
of which: other comprehensive income that will not be reclassified to the income statement

(573)

(767)

(562)

(1,723)

772
Total comprehensive income

2,695

(2,622)

2,208

30,035

3,167
1 Comparative-period information has been revised.

Refer to “Accounting for

the acquisition of the Credit Suisse Group” in

this section for more information.

2 Refer to the “Group performance” section of

this
report for more information.

3 Effective 1 April 2022,

a portfolio of assets previously

classified as Financial assets measured

at fair value through other

comprehensive

income was reclassified to

Other financial
assets measured at amortized cost. As a result, the related cumulative fair value losses of USD 449m before tax and USD 333m after tax, previously recognized in Other comprehensive income, have been removed
from equity and adjusted against the value of the assets at the reclassification date.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

54

Balance sheet
USD m 31.12.23 30.9.23
1
31.12.22
Assets
Cash and balances at central banks

314,148

262,383

169,445
Amounts due from banks

21,161

21,334

14,792
Receivables from securities financing transactions measured at amortized cost

99,039

84,872

67,814
Cash collateral receivables on derivative instruments

50,082

55,606

35,032
Loans and advances to customers

640,170

617,686

387,220
Other financial assets measured at amortized cost

65,498

64,159

53,264
Total financial assets measured at amortized cost

1,190,099

1,106,039

727,568
Financial assets at fair value held for trading

169,633

157,535

107,866
Derivative financial instruments

176,084

194,661

150,108
Brokerage receivables

21,037

24,611

17,576
Financial assets at fair value not held for trading

103,983

104,614

59,796
Total financial assets measured at fair value through profit or loss

470,738

481,421

335,347
Financial assets measured at fair value through other comprehensive income

2,233

2,213

2,239
Investments in associates

2,461

2,715

1,101
Property, equipment and software

17,849

17,919

12,288
Goodwill and intangible assets

7,515

7,462

6,267
Deferred tax assets

10,626

10,469

9,389
Other non-financial assets

16,049

16,091

10,166
Total assets

1,717,569

1,644,329

1,104,364
of which: Credit Suisse

583,520

559,231
Liabilities
Amounts due to banks

70,962

68,461

11,596
Payables from securities financing transactions measured at amortized cost

14,394

14,954

4,202
Cash collateral payables on derivative instruments

41,582

41,546

36,436
Customer deposits

792,029

733,071

525,051
Debt issued measured at amortized cost

237,817

224,025

114,621
Other financial liabilities measured at amortized cost

20,851

19,211

9,575
Total financial liabilities measured at amortized cost

1,177,633

1,101,268

701,481
Financial liabilities at fair value held for trading

34,159

34,989

29,515
Derivative financial instruments

192,220

197,721

154,906
Brokerage payables designated at fair value

42,522

41,313

45,085
Debt issued designated at fair value

128,289

126,135

73,638
Other financial liabilities designated at fair value

29,484

33,284

30,237
Total financial liabilities measured at fair value through profit or loss

426,674

433,441

333,381
Provisions and contingent liabilities

11,357

11,493

3,243
Other non-financial liabilities

14,089

12,660

9,040
Total liabilities

1,629,753

1,558,861

1,047,146
of which: Credit Suisse
2

474,815

462,228
Equity
Share capital

346

346

304
Share premium

13,216

12,858

13,546
Treasury shares

(4,796)

(4,122)

(6,874)
Retained earnings

76,057

76,796

50,004
Other comprehensive income recognized directly in equity, net of tax

2,462

(953)

(103)
Equity attributable to shareholders

87,285

84,926

56,876
Equity attributable to non-controlling interests

531

542

342
Total equity

87,816

85,468

57,218
Total liabilities and equity

1,717,569

1,644,329

1,104,364
1 Comparative-period information has been

revised. Refer to “Accounting for the acquisition

of the Credit Suisse

Group” in this section for

more information.

2 Excludes USD 57.5bn (30 September

2023: USD 55.7bn)
of debt instruments previously issued by Credit Suisse Group AG and transferred to UBS Group AG as part of the acquisition of the Credit Suisse Group.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

55
Accounting for the acquisition of the

Credit Suisse Group
The transaction
On 12 June

2023, UBS Group AG

acquired Credit

Suisse Group AG,

succeeding by

operation of

Swiss law

to all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the

former
direct and indirect subsidiaries of Credit Suisse Group AG. The acquisition of the

Credit Suisse Group constitutes a
business combination

under IFRS 3,
Business Combinations
, and

is required

to be

accounted for

by applying

the
acquisition method of accounting. Notes 1 and 2 in the UBS Group third quarter 2023 report and the UBS Group
second quarter 2023 report set out the details of the

accounting for the acquisition.

IFRS 3 measurement period adjustments

in the fourth quarter of 2023 for the acquisition

of the Credit
Suisse Group
As explained in Note 2

of the UBS Group third quarter

2023 report,

the acquisition of Credit Suisse

Group AG was
made without the ordinary

due diligence procedures and outside

of the conventional time

frame for an acquisition
of

this

scale

and

nature.

As

such,

complete

information

about

all

relevant

facts

and

circumstances

as

of

the
acquisition date was

not practically available

to UBS at

the time when

the initial acquisition

accounting was applied
for

the

purpose

of

the

UBS

Group

third

quarter

2023

report

and

the

UBS

Group

second

quarter

2023

report.
Therefore, the

amounts that

form part

of the

business combination

accounting are

considered to

be provisional
and subject to further measurement

period adjustments if new

information about facts

and circumstances existing
on the date of the acquisition is obtained within

one year from the acquisition date.
In the

fourth quarter

of 2023,

in light

of additional

information about

circumstances existing

on the

acquisition
date that became available to management,

IFRS 3 measurement period adjustments were made in the

Non-core
and

Legacy

business

division,

reflecting

additional

decisions

to

sell

acquired

loans

and

off-balance

sheet

loan
commitments

and the

remeasurement

of the

acquisition date

fair value

adjustments

of certain

loans and

off-balance
sheet loan

commitments following a

detailed review,

with previously

reported financial

information revised.

This
resulted

in

the

reclassification

of

USD 8bn
1

of

loans

and

advances

to

customers

and

USD 0.3bn

of

derivative
liabilities to financial assets measured at fair

value held for trading in the acquisition

date balance sheet.
As

a

consequence of

classification and

measurement adjustments

in

the

fourth quarter

of

2023, USD 0.1bn

of
stage 1 and

stage 2

expected credit

losses have

been reversed

from the

UBS Group

third quarter

2023 income
statement, resulting

in

corresponding increases

in net

profit.

Additionally, interest

income of

USD 196m for

the
quarter ended 30 September 2023

(USD 59m for the

quarter ended 30 June

2023) was reclassified from
Interest
income from

financial instruments

measured at

amortized cost

and fair value

through other

comprehensive income
to
Net interest income from financial instruments measured at fair value through profit or loss and other,
with no
impact on Net interest income
.
Measurement period adjustments

in the fourth quarter

of 2023 had no further

effect on the net

assets acquired as
of the acquisition date and no overall impact

on provisional negative goodwill.
Additionally, several presentational

changes resulted in a

reclassification of USD 7bn
2

of financial assets reported

at
fair value not held for trading to financial assets at fair value held for trading in the acquisition date balance sheet to align with presentational approaches followed

by the UBS Group.

Effect of measurement period adjustments

on the acquisition date balance sheet

in the fourth quarter
of 2023
The table below sets out the identifiable net assets attributable to the acquisition of the Credit Suisse Group as of the acquisition date and includes the

effects of measurement period adjustments on

the acquisition date balance
sheet, made in the fourth quarter of 2023, detailed

above.

1

Corresponding reclassification to financial assets at fair value held for trading of USD 7bn and USD 9bn of loans and advances to customers

and USD 0.3bn and USD 0.3bn of derivative liabilities as of 30

September
2023 and 30 June 2023, respectively.
2

Corresponding reclassification to financial assets at fair value held for trading of USD 8bn and USD 6bn of financial assets at fair value not held for trading as of 30 September 2023 and 30 June 2023, respectively.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

56
Accounting for the acquisition of the

Credit Suisse Group (continued)
USD m
Purchase price consideration, after consideration of share-based compensation awards

3,710
Credit Suisse Group net identifiable assets on the acquisition date
Assets
As previously
reported in the third
quarter 2023 report
Measurement period
adjustment in the
fourth quarter 2023 Revised
Cash and balances at central banks

93,012

93,012
Amounts due from banks

13,590

13,590
Receivables from securities financing transactions measured at amortized cost

26,194

26,194
Cash collateral receivables on derivative instruments

20,878

20,878
Loans and advances to customers

255,547

(8,002)

247,545
Other financial assets measured at amortized cost

13,428

13,428
Total financial assets measured at amortized cost

422,650

(8,002)

414,648
Financial assets at fair value held for trading

41,350

14,887

56,237
Derivative financial instruments

62,162

62,162
Brokerage receivables

366

366
Financial assets at fair value not held for trading

61,305

(7,141)

54,164
Total financial assets measured at fair value through profit or loss

165,183

7,746

172,929
Financial assets measured at fair value through other comprehensive income

0

0
Investments in associates

1,657

1,657
Property, equipment and software

6,055

6,055
Intangible assets

1,287

1,287
Deferred tax assets

942

942
Other non-financial assets

6,892

6,892
Total assets

604,667

(256)

604,411
Liabilities
Amounts due to banks

107,617

107,617
Payables from securities financing transactions measured at amortized cost

11,911

11,911
Cash collateral payables on derivative instruments

10,939

10,939
Customer deposits

183,119

183,119
Debt issued measured at amortized cost

110,491

110,491
Other financial liabilities measured at amortized cost

7,992

7,992
Total financial liabilities measured at amortized cost

432,070

0

432,070
Financial liabilities at fair value held for trading

5,711

5,711
Derivative financial instruments

68,129

(308)

67,821
Brokerage payables designated at fair value

316

316
Debt issued designated at fair value

44,909

44,909
Other financial liabilities designated at fair value

7,574

7,574
Total financial liabilities measured at fair value through profit or loss

126,639

(308)

126,331
Provisions and contingent liabilities

9,070

(18)

9,052
Other non-financial liabilities

3,832

69

3,901
Total liabilities

571,611

(256)

571,355
Non-controlling interests

(285)

(285)
Fair value of net assets acquired

32,771

0

32,771
Settlement of pre-existing relationships

135

135
Provisional negative goodwill resulting from the acquisition

28,925

0

28,925
The tables below set out the consequential impact of the measurement period adjustments detailed above on the previously

reported

income

statement

for

the

quarter

ended

30 September

2023,

the

balance

sheets

as

of
30 September 2023 and

30 June 2023, and

the off-balance sheet

effects as of

30 September 2023 and

30 June
2023.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

57
Accounting for the acquisition of the

Credit Suisse Group (continued)
Effect of the measurement period adjustments on the income statement for the quarter ended 30 September 2023
For the quarter ended 30 September 2023
USD m
As previously
reported in the
third quarter
2023 report
Measurement
period
adjustment in
the fourth
quarter 2023 Revised
Interest income from financial instruments measured at

amortized cost and fair value through other comprehensive

income
10,128 (196) 9,932
Interest expense from financial instruments measured at

amortized cost
(9,082) (9,082)
Net interest income from financial instruments measured

at fair value through profit or loss and other
1,061 196 1,257
Net interest income 2,107

2,107
Other net income from financial instruments measured

at fair value through profit or loss
3,212 14

3,226
Net fee and commission income 6,071 (14) 6,056
Other income 305

305
Total revenues 11,695 0

11,695
Negative goodwill

0
Credit loss expense / (release) 306 (67)

239
Operating expenses 11,644 (4)

11,640
Operating profit / (loss) before tax (255) 71

(184)
Tax expense / (benefit) 526

526
Net profit / (loss) (781)

71

(711)
Net profit / (loss) attributable to non-controlling interests 4

4
Net profit / (loss) attributable to shareholders (785)

71

(715)
Effect of the measurement period adjustments on the balance sheet as of 30 September 2023 and 30 June 2023
USD m
As of 30 September 2023 As of 30 June 2023
Assets
As previously
reported in the
third quarter
2023 report
Measurement
period
adjustment in
the fourth
quarter 2023 Revised
As previously
reported in the
third quarter
2023 report
Measurement
period
adjustment in
the fourth
quarter 2023 Revised
Total financial assets measured at amortized cost

1,113,238

(7,199)

1,106,039

1,137,531

(8,716)

1,128,815
of which: Loans and advances to customers

624,885
(7,199)

617,686

645,785
(8,716)

637,069
Total financial assets measured at fair value through profit or loss

474,415

7,006

481,421

483,261

8,459

491,719
of which: Financial assets at fair value held for trading

142,888
14,647

157,535

157,171
14,445

171,616
of which: Financial assets at fair value not held for trading

112,256
(7,642)

104,614

118,605
(5,987)

112,618
Financial assets measured at fair value through other comprehensive income

2,213

2,213

2,217

2,217
Non-financial assets

54,656

54,656

55,846

55,846
Total assets

1,644,522

(193)

1,644,329

1,678,856

(257)

1,678,598
Liabilities
Total financial liabilities measured at amortized cost

1,101,268

1,101,268

1,125,687

1,125,687
Total financial liabilities measured at fair value through profit or loss

433,739

(298)

433,441

440,569

(309)

440,260
of which: Derivative financial instruments

198,019

(298)
1

197,721

195,182

(309)
1

194,873
Provisions and contingent liabilities

11,515
(23)

11,493

12,951
(18)

12,933
Other non-financial liabilities

12,603
57

12,660

11,896
70

11,966
Total liabilities

1,559,125

(264)

1,558,861

1,591,104

(257)

1,590,847
Equity
Equity attributable to shareholders

84,856

71

84,926

87,116

0

87,116
of which: Retained earnings

76,726
71

76,796

78,297
0

78,297
Total equity

85,398

71

85,468

87,752

0

87,752
Total liabilities and equity

1,644,522

(193)

1,644,329

1,678,856

(257)

1,678,598
1 Includes the fair value of loan commitments reclassified from loan commitments not measured at fair value to derivative loan commitments with a notional amount as of 30 September 2023 and 30 June 2023 of
USD 0.7bn and USD 0.9bn respectively.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

58
Accounting for the acquisition of the Credit

Suisse Group (continued)
Off-balance sheet effect of the measurement period adjustments as of 30 September 2023 and 30 June 2023
As of 30 September 2023 As of 30 June 2023
USD bn
As previously
reported in the
third quarter
2023 report
Measurement
period
adjustment in
the fourth
quarter 2023 Revised
As previously
reported in the
third quarter
2023 report
Measurement
period
adjustment in
the fourth
quarter 2023 Revised
Guarantees 35.1 0.0 35.0 36.5 36.5
Loan commitments 91.5

(0.7)
1
90.8 92.8

(0.9)
1
91.9
Committed unconditionally revocable credit lines 159.0 159.0 168.6 168.6
Forward starting reverse repurchase agreements 10.4 10.4 5.0 5.0
1 Represents the notional amount of loan commitments reclassified from loan commitments not measured at fair value to derivative loan commitments, with a fair value as of 30 September 2023 and 30 June 2023 of USD 0.1bn and USD 0.1bn respectively.

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.
USD m 31.12.23 30.9.23
1
31.12.22
Provisions related to expected credit losses (IFRS 9, Financial Instruments )

350

333

201
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )

1,924

2,181
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

3,976

4,017

2,586
Acquisition-related contingent liabilities (IFRS 3, Business Combinations )

2,983

2,973
Other provisions

2,123

1,988

456
Total provisions and contingent liabilities

11,357

11,493

3,243
of which: Credit Suisse

8,787

9,141
1 Comparative-period information has been revised. Refer to “Accounting for the acquisition of the Credit Suisse Group” in this section for more information.
The table below presents

additional information for provisions related

to litigation, regulatory and similar matters
and other provisions.
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2022

2,586

130

129

197

3,042
Balance as of 30 September 2023
5

4,017

613

243

1,133

6,006
Increase in provisions recognized in the income statement

84

393

3

75

555
Release of provisions recognized in the income statement

(77)

(114)

0

(99)

(291)
Provisions used in conformity with designated purpose

(125)

(158)

(8)

(9)

(299)
Foreign currency translation and other movements

76

8

21

23

128
Balance as of 31 December 2023

3,976

741

259

1,123

6,099
of which: Credit Suisse

2,165

519

114

918

3,717
1 Consists of provisions for losses resulting from

legal, liability and compliance risks.

2 Primarily consists of USD 448m of provisions

for onerous contracts related to real estate as

of 31 December 2023 (30 September
2023: USD 389m; 31 December 2022: USD 28m) and USD 294m of personnel-related restructuring provisions as of 31 December 2023 (30 September 2023:

USD 225m; 31 December 2022: USD 102m).

3 Mainly
includes provisions for reinstatement costs with respect to leased properties.

4 Mainly includes provisions related to onerous contracts and employee benefits.

5 Comparative-period information has been revised.
Refer to “Accounting for the acquisition of the Credit Suisse Group” in this section for more information.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class, is

included in

part b).

There are

no material

contingent

liabilities associated

with the

other classes

of provisions.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

59
Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table

in part

a) above.

It is

not practicable

to provide

an aggregate

estimate of

liability for

our litigation,
regulatory and similar

matters as a class

of contingent liabilities

beyond what has been

identified as a consequence
of

the

acquisition

of

Credit

Suisse

as

set

out

below.

Doing

so

would

require

UBS

to

provide

speculative

legal
assessments as to

claims and proceedings that

involve unique fact

patterns or novel

legal theories, that have

not
yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified
by the claimants. Although

UBS therefore cannot provide a

numerical estimate of the future

losses that could arise
from litigation,

regulatory and

similar matters,

UBS believes

that the

aggregate amount

of possible

future losses
from this class that are more than remote

substantially exceeds the level of current

provisions.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

60
Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational risk for this purpose is included

in the “Capital management” section

of this report.
Matters related

to Credit

Suisse entities

are separately

described herein.

The amounts

shown in

the table

below
reflect the provisions

recorded under IFRS

accounting principles.

In connection with

the acquisition of

Credit Suisse,
UBS Group AG additionally has reflected

in its purchase accounting under IFRS

3 a further valuation adjustment of
USD 3bn reflecting an

estimate of outflows relating

to contingent liabilities for

all present obligations included in
the scope of the acquisition at fair value upon closing, even if it is not probable that they will

result in an outflow
of resources, significantly

increasing the recognition

threshold for litigation

liabilities beyond those

that generally
apply under IFRS and US GAAP.
Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy
Group

Items UBS Group
Balance as of 31 December 2022

1,182

159

8

308

771

158

2,586
Balance as of 30 September 2023

1,160

149

9

272

2,264

163

4,017
Increase in provisions recognized in the income statement

50

0

6

15

12

1

84
Release of provisions recognized in the income statement

(1)

0

0

(1)

(46)

(29)

(77)
Provisions used in conformity with designated purpose

(22)

0

0

0

(101)

(1)

(125)
Foreign currency translation and other movements

48

7

0

9

11

0

76
Balance as of 31 December 2023

1,235

157

15

294

2,141

134

3,976
of which: Credit Suisse

15

1

2

8

2,137

2

2,165
1 Provisions, if any,

for the matters described in items A3, B8

and B10 of this disclosure are recorded in Global

Wealth Management; provisions, if any,

for the matters described in items B1,

B2, B3, B4, B5, B6, B7,
B9, B11 and B12

of this disclosure are

recorded in Non-core and

Legacy; provisions, if

any, for the

matters described in items

B13 and B14 of

this disclosure are recorded

in Group Items.

Provisions, if any,

for the
matters described in items A1 and A4 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking; and provisions, if any, for the matters described in item A3 are allocated between the Investment Bank and Group Items.
A. Litigation, regulatory and similar matters

involving UBS AG and subsidiaries
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by UBS and other financial institutions.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS

AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR

1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR

800m.

UBS
appealed the decision to the

French Supreme Court. The Supreme

Court rendered its judgment on

15 November
2023. It

upheld the

Court of

Appeal’s decision

regarding unlawful solicitation

and aggravated

laundering of the
proceeds of tax fraud, but overturned the confiscation of EUR

1bn, the penalty of EUR 3.75m and the

EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

61
Provisions and contingent liabilities

(continued)
Our balance sheet

at 31

December 2023 reflected

a provision in

an amount that

UBS believes to

be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and certain individuals, including

current and former UBS employees,

seeking amounts totaling approximately

EUR
2.1bn, which

includes amounts

that the

funds may

be held

liable to

pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD

2bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD 125m

of payments

alleged to

be fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In 2019,

the Court of Appeals

reversed the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court

subsequently denied

a petition seeking

review of the

Court of Appeals’

decision. The case

has been
remanded to the Bankruptcy Court for further

proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an

aggregate of
USD 141m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of

US and

European competition laws

and unjust

enrichment. UBS

and the

other banks

have resolved
those individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In

2022, the

court denied

plaintiffs’ motion

for class

certification. In

March
2023, the court granted defendants’ summary

judgment motion, dismissing the case. Plaintiffs

have appealed.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

62
Provisions and contingent liabilities

(continued)
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.
USD LIBOR class

and individual

actions in

the US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in

part, certain plaintiffs’ antitrust

claims, federal racketeering claims,

Commodity Exchange
Act claims, and state common law

claims, and again dismissed the

antitrust claims in 2016 following

an appeal. In
2021, the

Second Circuit affirmed

the district court’s

dismissal in part

and reversed in

part and remanded

to the
district

court

for

further

proceedings.

The

Second

Circuit,

among

other

things,

held

that

there

was

personal
jurisdiction over

UBS and

other foreign

defendants.

Separately, in

2018, the

Second Circuit

reversed in

part the
district court’s

2015 decision

dismissing certain

individual plaintiffs’

claims and

certain of

these actions

are now
proceeding. In 2018, the district court

denied plaintiffs’ motions for class certification in

the USD class actions for
claims pending

against UBS,

and plaintiffs

sought permission

to appeal

that ruling

to the

Second Circuit.

The Second
Circuit denied the petition

to appeal. In

2020, an individual action

was filed in

the Northern District of

California
against UBS and numerous other banks alleging that the

defendants conspired to fix the interest rate used as

the
basis for

loans to

consumers by jointly

setting the USD LIBOR

rate and

monopolized the market

for LIBOR-based
consumer

loans

and

credit

cards.

In

September

2022,

the

court

granted

defendants’

motion

to

dismiss

the
complaint in its

entirety, while allowing plaintiffs

the opportunity to file

an amended complaint. Plaintiffs filed

an
amended complaint in

October 2022, and

defendants moved to

dismiss the amended

complaint. In October

2023,
the court

dismissed the

amended complaint with

prejudice. In

January 2024,

plaintiffs appealed

the dismissal

to
the Ninth Circuit Court of Appeals.
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR
– In 2017, the court dismissed one Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In

2020, the appeals

court reversed the

dismissal and, subsequently, plaintiffs

in that action

filed
an amended complaint

focused on Yen

LIBOR. In 2022,

the court granted

UBS’s motion for

reconsideration and
dismissed the case against UBS. The dismissal of the case against UBS could be appealed following the disposition
of the case against the remaining defendant in the

district court.
CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

2019.

Plaintiffs
appealed. In

2021, the

Second Circuit

granted the

parties’ joint

motion to

vacate the

dismissal and

remand the

case
for further

proceedings. Plaintiffs

filed a

third amended

complaint in

November 2022

and defendants

moved to
dismiss the amended complaint in January

2023.
EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action

in 2019. Plaintiffs have appealed.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

63
Provisions and contingent liabilities

(continued)
Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other
banks

on

behalf

of

persons

who

participated

in

markets

for

US

Treasury

securities

since

2007.

A

consolidated
complaint was filed in 2017 in the US District Court

for the Southern District of New York alleging that the banks colluded with

respect to,

and manipulated

prices of,

US Treasury

securities sold

at auction

and in

the secondary
market and

asserting claims under

the antitrust

laws and

for unjust

enrichment. Defendants’ motions

to dismiss
the consolidated complaint

were granted in 2021.

Plaintiffs filed an amended

complaint, which defendants

moved
to dismiss later

in 2021.

In March 2022,

the court granted

defendants’ motion to

dismiss that complaint,

and in
February

2024,

the

Second

Circuit

affirmed

the

district

court’s

dismissal.

Similar

class

actions

have

been

filed
concerning European government bonds and

other government bonds.
In

2021,

the

European Commission

issued

a

decision finding

that

UBS

and

six

other

banks

breached European
Union antitrust rules in 2007–2011

relating to European government

bonds. The European Commission

fined UBS
EUR 172m. UBS is appealing the amount of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

our

balance

sheet

at

31

December

2023

reflected

a

provision

in

an

amount

that

UBS

believes

to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to be

substantially greater (or may be less)
than the provision that we have recognized.
4. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who

have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our balance sheet at

31 December 2023

reflected a provision with

respect to matters

described in this item

4 in an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the resolution

thereof, factors that are

difficult to predict

and assess. Hence, as

in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.
B. Litigation regulatory and similar matters

involving Credit Suisse entities
1. Mortgage-related matters
Government and

regulatory

related matters:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of the

settlement a civil monetary penalty was paid

to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

Credit
Suisse continues

to evaluate

its approach

toward satisfying

its remaining

consumer relief

obligations, and Credit
Suisse currently

anticipates that

it will

take much

longer than

the five-year

period provided

in the

settlement to
satisfy

in

full

its

obligations

in

respect

of

these

consumer

relief

measures,

subject

to

risk

appetite

and

market
conditions. Credit Suisse expects to incur costs

in relation to satisfying those obligations.

The amount of consumer
relief Credit Suisse must provide also

increases after 2021 pursuant

to the original settlement

by 5% per annum

of
the outstanding amount

due until these

obligations are settled.

The monitor publishes

reports periodically on

these
consumer relief matters.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

64
Provisions and contingent liabilities

(continued)
Civil litigation: Repurchase litigations

– CSS LLC and/or certain of its affiliates

have also been named as defendants
in various

civil litigation

matters related to

their roles

as issuer,

sponsor, depositor, underwriter

and/or servicer

of
RMBS

transactions.

These

cases

currently

include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which
plaintiffs

generally

allege

breached

representations

and

warranties

in

respect

of

mortgage

loans

and

failure

to
repurchase such

mortgage loans

as required

under the

applicable agreements. The

amounts disclosed

below do
not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Unless otherwise stated, these amounts reflect the original

unpaid principal balance amounts

as alleged in these actions

and do not include
any reduction in principal amounts since issuance.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in: (i)

one action brought by Asset Backed
Securities Corporation

Home Equity

Loan Trust,

Series 2006-HE7,

in which plaintiff

alleges damages

of not

less than
USD 374m in an

amended complaint filed in August 2019;

in January 2020, DLJ filed

a motion to dismiss, which
the court

granted in

part and

denied in

part on

December 30,

2023, dismissing

with prejudice

all notice-based
claims; in

February 2024,

the parties

filed notices

of appeal;

(ii) one

action brought

by Home

Equity Asset

Trust,
Series 2006-8,

in which

plaintiff alleges

damages of

not less

than USD

436m; (iii)

one action

brought by

Home
Equity Asset Trust 2007-1, in

which plaintiff alleges damages of not

less than USD 420m; in

December 2018, the
court denied DLJ’s

motion for partial

summary judgment in

this action, which

was affirmed on

appeal; in March
2022, the

New York

State Court

of Appeals

reversed the

decision and

ordered that

DLJ’s motion

for partial

summary
judgment be granted; a non-jury trial

in the action was held

between January and February 2023, and

a decision
is pending; (iv)

one action brought by

Home Equity Asset Trust

2007-2, in which

plaintiff alleges damages of

not
less than

USD 495m;

and (v)

one action

brought by

CSMC Asset-Backed Trust

2007-NC1, in

which no

damages
amount is alleged. These actions are at various

procedural stages.
DLJ is also a defendant in one

action brought by Home Equity Asset Trust Series 2007-3, in

which plaintiff alleges
damages of not

less than USD

206m. In March

2022, DLJ and

the plaintiffs executed an

agreement to settle this
action.

In

November

2023,

the

Minnesota

state

court

approved

the

settlement

through

a

trust

instruction
proceeding brought by the trustee of the plaintiff trust. The New York state court dismissed the underlying action
with prejudice in January 2024.
2. Tax and securities law matters
In

May 2014,

Credit

Suisse AG

entered

into settlement

agreements with

several US

regulators regarding

its

US
cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor

that reports

to the

New York State

Department of

Financial Services.

As of

July 2018,

the monitor
concluded both

his review

and his

assignment. Credit

Suisse AG

continues to

report

to and

cooperate with

US
authorities in

accordance with

Credit

Suisse AG’s

obligations under

the

agreements,

including by

conducting a
review

of

cross-border

services

provided

by

Credit

Suisse’s

Switzerland-based Israel

Desk.

Most

recently,

Credit
Suisse AG has provided information to US authorities regarding potentially undeclared US assets held by clients at
Credit Suisse AG since the May 2014 plea. Credit Suisse AG continues to cooperate with the authorities. In March
2023,

the

US

Senate Finance

Committee issued

a

report

criticizing

Credit

Suisse AG’s

history

regarding

US

tax
compliance. The report called on the DOJ to investigate

Credit Suisse AG’s compliance with the 2014 plea.
In February 2021,

a qui tam

complaint was filed

in the Eastern

District of Virginia, alleging

that Credit Suisse AG
had violated the

False Claims Act

by failing to

disclose all US

accounts at the

time of the

2014 plea, which

allegedly
allowed Credit Suisse AG to pay a criminal fine in 2014 that was purportedly lower than it should have been. The
DOJ moved to

dismiss the case, and

the Court summarily dismissed

the suit. The case

is now on

appeal with the
US Federal Court of Appeals for the Fourth

Circuit.
3. Rates-related matters
Regulatory matters
: Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with

respect to

a number

of currencies,

as well

as the

pricing of

certain related

derivatives. These

ongoing
investigations have included

information requests from regulators

regarding LIBOR-setting practices

and reviews of
the activities

of various

financial institutions,

including Credit

Suisse Group

AG, which

was a

member of

three LIBOR
rate-setting panels

(US Dollar

LIBOR, Swiss

Franc LIBOR

and Euro

LIBOR). Credit

Suisse is

cooperating fully

with
these investigations.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

65
Provisions and contingent liabilities

(continued)
Regulatory authorities in a number of jurisdictions, including WEKO,

the European Commission (Commission), the
South

African

Competition

Commission

and

the

Brazilian

Competition

Authority

have

been

conducting
investigations into

the

trading activities,

information sharing

and

the

setting of

benchmark

rates in

the

foreign
exchange (including electronic trading) markets.

Credit Suisse continues to cooperate

with ongoing investigations.
Credit Suisse

Group AG,

Credit Suisse

AG and

Credit Suisse

Securities (Europe)

Limited (CSSEL)

received a

Statement
of Objections and

a Supplemental Statement

of Objections

from the

Commission in

July 2018

and March 2021,
respectively, alleging

that Credit

Suisse entities

engaged in

anticompetitive practices

in connection

with their

foreign
exchange trading business.

In December

2021, the

Commission issued a

formal decision imposing

a fine

of EUR
83.3m. In February 2022, Credit Suisse appealed

this decision to the EU General Court.
The

reference

rates

investigations

have

also

included

information

requests

from

regulators

concerning
supranational, sub-sovereign

and agency

(SSA) bonds

and commodities

markets. Credit

Suisse Group

AG and

CSSEL
received a

Statement of

Objections from

the Commission

in December

2018, alleging

that Credit

Suisse entities
engaged

in

anticompetitive

practices

in

connection

with

their

SSA

bonds

trading

business.

In

April

2021,

the
Commission

issued

a

formal

decision

imposing

a

fine

of

EUR

11.9m.

In

July

2021,

Credit

Suisse

appealed

this
decision to the EU General Court.
Civil litigation:
USD LIBOR litigation

–
Beginning in 2011, certain

Credit Suisse entities

were named in

various putative class and
individual lawsuits

filed in

the US,

alleging banks

on the

US dollar

LIBOR panel

manipulated US

dollar LIBOR

to
benefit their reputation

and increase

profits. All

remaining matters have

been consolidated for

pre-trial purposes
into a multi-district litigation in the US

District Court for the Southern District

of New York (SDNY).
In a series of rulings between 2013 and 2019 on motions

to dismiss, the SDNY (i) narrowed the claims against

the
Credit

Suisse

entities

and

the

other

defendants

(dismissing

antitrust,

Racketeer

Influenced

and

Corrupt
Organizations Act (RICO), Commodity Exchange Act, and

state law claims), (ii) narrowed

the set of plaintiffs who
may bring claims, and

(iii) narrowed the set

of defendants in the

LIBOR actions (including the dismissal

of several
Credit Suisse entities from

various cases on personal jurisdiction

and statute of limitation grounds).

After a number
of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court
of Appeals

for the

Second Circuit

(Second Circuit),

in

December 2021,

the Second

Circuit affirmed

in

part and
reversed in part the district court’s decision

and remanded the case to the SDNY.
Separately, in May

2017, the

plaintiffs in three

putative class

actions moved for

class certification.

In February 2018,
the SDNY

denied certification

in

two of

the actions

and

granted certification

over a

single antitrust

claim in

an
action brought by over-the-counter purchasers

of LIBOR-linked derivatives.
USD ICE LIBOR litigation

– In August 2020,

members of the

ICE LIBOR panel,

including Credit Suisse

Group AG and
certain of its affiliates, were named

in a civil action in the

US District Court for the Northern

District of California,
alleging that

panel banks

manipulated ICE

LIBOR to

profit from

variable interest

loans and

credit cards.

In December
2021, the

court denied

plaintiffs’ motion

for preliminary

and permanent

injunctions to

enjoin panel

banks from
continuing to set

LIBOR or

automatically setting

the benchmark

to zero each

day, and

in September

2022, the

court
granted

defendants’ motions

to

dismiss.

In

October

2022,

plaintiffs

filed

an

amended

complaint.

In

November
2022,

defendants filed

a

motion

to

dismiss

the

amended

complaint. In

October

2023,

the

court

dismissed

the
amended complaint with prejudice without

leave to amend. Plaintiffs have appealed.
CHF LIBOR litigation

– In February 2015,

various banks that

served on the Swiss

franc LIBOR panel,

including Credit
Suisse Group

AG, were

named in

a civil

putative class

action lawsuit

filed in

the SDNY,

alleging manipulation of
Swiss franc LIBOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter

jurisdiction

was granted

and

plaintiffs

successfully appealed,

in

July

2022, Credit

Suisse

entered into

an
agreement

to

settle all

claims. In

February and September 2023,

respectively, the

court

entered orders

granting
preliminary and final approval to the agreement

to settle all claims.
Foreign exchange litigation –

Credit Suisse Group AG and affiliates

as well as other financial institutions

have been
named in civil lawsuits relating to the alleged

manipulation of foreign exchange

rates.
Credit Suisse AG,

together with other

financial institutions, was

named in

a consolidated putative

class action in
Israel, which made allegations similar to the consolidated class action. In April 2022, Credit Suisse entered into an agreement to settle all claims. The settlement

remains subject to court approval.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

66
Provisions and contingent liabilities

(continued)
Treasury markets

litigation

– CSS

LLC, along

with over

20 other

primary dealers

of US

treasury securities,

was named
in a number of

putative civil class

action complaints

in the US relating

to the US

treasury markets. These

complaints
generally alleged

that the

defendants colluded

to manipulate

US treasury

auctions, as

well as

the pricing

of US
treasury securities in the

when-issued market, with impacts upon

related futures and options, and

that certain of
the defendants

participated in

a group

boycott to

prevent the

emergence of

anonymous all-to-all

trading in

the
secondary market

for treasury

securities. In

March 2022,

the SDNY

granted defendants’

motion to

dismiss and
dismissed with prejudice all claims against the

defendants, and in February 2024, the Second Circuit

affirmed the
district court’s dismissal.
SSA bonds litigation

– Credit Suisse

Group AG and

certain of its affiliates,

together with other

financial institutions,
were named in

two Canadian

putative class actions,

which allege that

defendants conspired

to fix the

prices of SSA
bonds

sold

to

and

purchased from

investors

in

the

secondary

market. One

putative

class

action

was

dismissed
against

Credit

Suisse

in

February

2020.

In

October

2022,

in

the

second

action,

Credit

Suisse

entered

into

an
agreement to settle all claims. The settlement

remains subject to court approval.
Credit default swap

auction litigation –
In June 2021,

Credit Suisse Group

AG and affiliates,

along with other

banks
and entities, were named in a

putative class action complaint filed in the

US District Court for the District

of New
Mexico alleging

manipulation of credit

default swap

(CDS) final

auction prices.

In April

2022, defendants

filed a
motion to

dismiss. In

June 2023,

the court

granted in

part and

denied in

part defendants’ motion

to dismiss.

In
November 2023,

defendants filed

a motion

to enforce

the previous

CDS settlement

with the

SDNY. In

January 2024,
the SDNY

ruled that the

claims in the

New Mexico action

are barred by

the settlement and

release to the

extent
they arise from conduct prior to 30 June 2014.
4. OTC trading cases
Interest rate

swaps litigation:

Credit

Suisse Group

AG and

affiliates, along

with other

financial institutions,

have
been

named

in

a

consolidated

putative

civil

class

action

complaint

and

complaints

filed

by

individual

plaintiffs
relating

to interest

rate swaps,

alleging that

dealer defendants

conspired

with trading

platforms to

prevent

the
development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange

LLC, a swap
execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility,

and an affiliate; and trueEX
LLC, a

swap execution

facility, which claim

to have

suffered lost

profits as

a result

of defendants’

alleged conspiracy.
All interest rate swap actions have been consolidated

in a multi-district litigation in the SDNY.
Defendants moved to dismiss the

putative class and individual actions,

and the SDNY granted

in part and denied
in part these motions.
In February 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. In
March 2019,

class plaintiffs

filed a

fourth amended

consolidated class

action complaint.

In January

2022, Credit
Suisse entered into an

agreement to settle all

class action claims. The

settlement remains subject

to court approval.
In December 2023, the SDNY denied the motion

for class certification.
Credit

default

swaps

litigation:

In

June

2017,

Credit

Suisse

Group

AG

and

affiliates,

along

with

other

financial
institutions, were named in a

civil action filed in

the SDNY by Tera

Group, Inc. and related

entities (Tera), alleging
violations of antitrust

law in

connection with the

allegation that CDS

dealers conspired to

block Tera’s electronic
CDS trading platform from successfully entering the market.

In July 2019, the SDNY granted in part and denied in
part

defendants’

motion

to

dismiss.

In

January

2020,

plaintiffs

filed

an

amended

complaint.

In

April

2020,
defendants filed

a

motion to

dismiss.

In August

2023, the

court granted

the motion,

dismissing all

claims with
prejudice. Plaintiffs have appealed.
Stock loan litigation:

Credit Suisse Group

AG and certain

of its affiliates,

as well as

other financial institutions,

were
originally named in

a number of

civil lawsuits in

the SDNY, certain

of which are

brought by

class action plaintiffs
alleging that the

defendants conspired to

keep stock-loan

trading in

an over-the-counter market

and collectively
boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading
platforms

that sought

to

enter the

market alleging

that the

defendants collectively

boycotted the

platforms. In
January 2022, Credit Suisse entered into an agreement

to settle all class action claims. In February 2022, the

court
entered an

order granting preliminary

approval to

the agreement

to settle

all class

action claims.

The settlement
remains subject to final court approval.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

67
Provisions and contingent liabilities

(continued)
In October 2021,

in a consolidated

civil litigation brought

in the SDNY

by entities that

developed a trading

platform
for stock loans that

sought to enter the

market, alleging that the

defendants collectively boycotted the platform,
the court

granted defendants’

motion to

dismiss. In

October 2021,

plaintiffs filed

a notice

of appeal.

In March

2023,
the Second Circuit affirmed the decision granting

defendants’ motion to dismiss.
Odd-lot corporate bond litigation:
In April 2020, CSS LLC and

other financial institutions were

named in a putative
class action complaint

filed in the SDNY,

alleging a conspiracy

among the financial

institutions to boycott

electronic
trading platforms and fix prices in the secondary market for odd-lot corporate bonds. In October 2021, the

SDNY
granted defendants’ motion to dismiss. Plaintiffs

have appealed.
5. ATA litigation
Since November 2014, a series of lawsuits have been filed

against a number of banks, including Credit Suisse AG
and, in two instances, Credit Suisse AG, New York

Branch, in the US District Court for the Eastern District of New
York (EDNY) and the

SDNY alleging

claims under

the United

States Anti-Terrorism Act (ATA) and the

Justice Against
Sponsors of Terrorism Act. The plaintiffs in each of these

lawsuits are, or are relatives of, victims

of various terrorist
attacks in Iraq

and allege a

conspiracy and/or aiding

and abetting based

on allegations that

various international
financial institutions, including

the defendants, agreed

to alter, falsify or omit information from

payment messages
that

involved

Iranian

parties

for

the

express

purpose

of

concealing

the

Iranian

parties’

financial

activities

and
transactions from detection by US

authorities. The lawsuits allege

that this conduct has made

it possible for Iran to
transfer funds

to Hezbollah

and other terrorist

organizations actively

engaged in

harming US

military personnel

and
civilians. In January

2023, the United

States Court of

Appeals for the

Second Circuit

affirmed a

September 2019
ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,

the United

States
Supreme Court

denied plaintiffs’

petition for

a writ

of certiorari. Of

the other

seven cases,

four are stayed,

including
one that was dismissed

as to Credit Suisse and

most of the bank

defendants prior to entry

of the stay, and in three
plaintiffs have filed amended

complaints, including

two that were dismissed

prior to the

court allowing plaintiffs

to
replead.
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses.

Credit

Suisse AG

is investigating

the claims,

as well

as transactions

among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay damages of

approximately USD 130m. Several

parties appealed the

judgment. In June 2019,
the

Criminal

Court

of

Appeals

of

Geneva

ruled

in

the

appeal

of

the

judgment

against

the

former

relationship
manager,

upholding the main findings of

the Geneva criminal court.

Several parties appealed the

decision to the
Swiss Federal

Supreme Court.

In February

2020, the Swiss

Federal Supreme

Court rendered

its judgment on

the
appeals, substantially confirming the findings

of the Criminal Court of Appeals of

Geneva.
Civil lawsuits have been initiated against

Credit Suisse AG and/or certain

affiliates in various jurisdictions, based

on
the findings established in the criminal proceedings

against the former relationship manager.
In

Singapore,

in

the

civil

lawsuit

brought

against

Credit

Suisse

Trust

Limited,

a

Credit

Suisse

AG

affiliate,

in
May 2023, the Singapore International

Commercial Court issued a

first instance judgment finding

for the plaintiffs
and

directing

the

parties’

experts

to

agree

on

the

amount

of

the

damages

award

according

to

the

calculation
method and parameters adopted by the court. As the parties’ experts were unable to agree on the amount of the
damages, following

court directions,

the parties

filed their

proposed draft

orders with

supporting documents

in
August 2023.

In

September 2023,

the

court

ruled

that

the

damages

under

its

May 2023

judgment

are
USD 742.73m, excluding post-judgment interest. This figure does not exclude potential overlap with the Bermuda
proceedings against Credit Suisse

Life (Bermuda) Ltd., which

are currently being appealed.

The court ordered the
parties to

ensure that

there shall

be no

double recovery

in relation

to this

award and

any sum

recovered in

the
Bermuda proceedings.

Credit Suisse

Trust Limited

has appealed

the judgment

and has

applied for

a stay

of execution
pending

that

appeal.

On

2

November

2023,

the

court

granted

a

stay

of

execution

of

its

May

2023

judgment
pending appeal on

the condition that

damages awarded and

post-judgment interest accrued

are paid into

court
deposit within 21 days,

which condition was satisfied.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

68
Provisions and contingent liabilities

(continued)
In Bermuda, in the civil lawsuit brought against

Credit Suisse Life (Bermuda) Ltd., a Credit Suisse

AG affiliate, trial
took place in the Supreme Court

of Bermuda in November and December 2021. The

Supreme Court of Bermuda
issued

a

first

instance

judgment

in

March

2022,

finding

for

the

plaintiff.

In

May

2022,

the

Supreme

Court

of
Bermuda

issued

an

order

awarding

damages

of

USD

607.35m

to

the

plaintiff.

In

May

2022,

Credit

Suisse

Life
(Bermuda) Ltd.

appealed the

decision to

the Bermuda

Court of

Appeal. In

July 2022,

the Supreme

Court of

Bermuda
granted a stay

of execution

of its judgment

pending appeal

on the condition

that damages awarded

were paid into
an

escrow account

within 42

days, which

condition was

satisfied.

In June

2023, the

Bermuda Court

of Appeal
issued its judgment

confirming the award

issued by the

Supreme Court of

Bermuda and upholding

the Supreme
Court of Bermuda’s

finding that Credit

Suisse Life (Bermuda)

Ltd. had breached

its contractual and

fiduciary duties,
but overturning

the Supreme

Court of

Bermuda’s

finding that

Credit Suisse

Life (Bermuda)

Ltd. had

made fraudulent
misrepresentations. In July 2023, Credit Suisse Life (Bermuda) Ltd.

filed its notice of motion for leave

to appeal to
the Judicial Committee of the Privy Council and applied for a stay of execution of the Bermuda Court of Appeal’s
judgment pending the outcome of

the appeal to the Judicial Committee

of the Privy Council on the condition

that
the

damages

awarded

remain

within

the

escrow

account

and

that

interest

be

added

to

the

escrow

account
calculated at

the Bermuda statutory

rate of

3.5%. A

hearing on

the applications for

leave to

appeal and stay

of
execution

took

place

in

December

2023.

Further,

in

December

2023,

USD

75m

was

released

from

the

escrow
account and paid to plaintiffs.
In Switzerland, civil

lawsuits have commenced

against Credit Suisse

AG in

the Court of

First Instance

of Geneva,
with statements of claim served in March 2023.
7. Mozambique matter
Credit Suisse has

been subject

to investigations by

regulatory and enforcement

authorities, as

well as civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Mocambiacana de Atum S.A.

(EMATUM), a distribution to private investors of loan participation notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In October 2021,

Credit Suisse reached settlements with

the DOJ, the

US Securities Exchange Commission (SEC),
the UK

Financial Conduct Authority (FCA)

and FINMA to

resolve inquiries by

these agencies. Credit

Suisse Group
AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal information charging Credit Suisse Group AG

with conspiracy to commit wire fraud and consented

to the entry of
a Cease and

Desist Order by

the SEC. Under

the terms of

the DPA, UBS

Group AG (as

successor to Credit

Suisse
Group AG) must continue

compliance enhancement and

remediation efforts agreed by

Credit Suisse, report to

the
DOJ

on

those

efforts

for

three

years

and

undertake

additional

measures

as

outlined

in

the

DPA.

If

the

DPA’s
conditions are complied with,

the charges will

be dismissed at

the end of

the DPA’s three-year

term. In addition,
CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal wire fraud statute. CSSEL is bound by the same compliance, remediation and reporting obligations under the DPA. The
total

monetary

sanctions

paid

to

the

DOJ

and

SEC,

taking

into

account

various

credits

and

offsets,

was
approximately USD 275m. Under

the terms of

the resolution with the

DOJ, Credit Suisse also

paid USD 22.6m in
restitution to eligible investors in the 2016

Eurobonds issued by the Republic of

Mozambique.
In the

resolution with

the FCA,

CSSEL, Credit

Suisse International

(CSI) and

Credit Suisse

AG, London

Branch agreed
that, in respect of these transactions

with Mozambique, its UK operations

had failed to conduct business with

due
skill, care and

diligence and to take

reasonable care to organize

and control its affairs

responsibly and effectively,
with adequate risk management systems. Credit Suisse

paid a penalty of approximately USD 200m and, further to
an agreement with the FCA, forgave USD 200m

of debt owed to Credit Suisse by Mozambique.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

69
Provisions and contingent liabilities

(continued)
FINMA also entered a decree announcing the conclusion of its enforcement proceeding, finding that Credit Suisse
AG and Credit Suisse

(Schweiz) AG violated the

duty to file a

suspicious activity report in

Switzerland, and Credit
Suisse

Group

AG

did

not

adequately manage

and

address

the

risks arising

from specific

sovereign lending

and
related

securities

transactions,

and

ordering

the

bank

to

remediate

certain

deficiencies.

Credit

Suisse’s
implementation of

the measures

required under

the FINMA

decree has

been reviewed

by

an independent

third
party appointed by FINMA,

which review recommends some

enhancements to the measures

that Credit Suisse has
implemented. FINMA also arranged for

certain existing transactions to be reviewed

by the same independent third
party on the basis of specific risk criteria, and

required enhanced disclosure of certain sovereign

transactions.

In February 2019, certain Credit Suisse entities, three former employees, and several other unrelated entities were sued in

the English

High Court

by the

Republic of

Mozambique. Credit

Suisse entities

subsequently filed

cross claims
against several

entities controlled

by Privinvest

Holding SAL

(Privinvest) that

acted as

the project

contractor, Iskander
Safa,

the

owner

of

Privinvest,

and

several

Mozambique

officials.

The

Republic

of

Mozambique

sought

(i)

a
declaration that the

sovereign guarantee issued in

connection with the

ProIndicus loan syndication arranged

and
funded, in part, by a Credit Suisse subsidiary is void

and (ii) damages alleged to have arisen in connection

with the
transactions involving ProIndicus and EMATUM, and a transaction in which Credit Suisse had no involvement with
Mozambique Asset

Management S.A.

In

addition,

several

of

the

banks

that

participated in

the

ProIndicus loan
syndicate

brought

claims

against

Credit

Suisse

entities

seeking

a

declaration

that

Credit

Suisse

is

liable

to
compensate them

for alleged

losses suffered as

a result

of any

invalidity of

the sovereign guarantee

or damages
stemming

from the

alleged

loss

suffered

due

to

their

reliance

on

representations made

by

Credit

Suisse

to

the
syndicate lenders.
In January 2021, Privinvest entities filed a cross claim against the Credit Suisse entities (as well as the three former
Credit Suisse employees and various Mozambican officials) seeking an indemnity and/or contribution in the event
that the contractor is found liable to the Republic

of Mozambique.
In February 2022, Privinvest and Iskandar Safa brought a defamation claim in a Lebanese court against CSSEL and
Credit Suisse Group AG.

The lawsuit alleges

damage to the claimants’

professional reputation in Lebanon due

to
statements that were allegedly made by

Credit Suisse in documents relating to the

October 2021 settlements with
global regulators.

In November

2022, a

Privinvest employee who

was the lead

negotiator on

behalf of Privinvest
entities in relation to

the Mozambique transactions, also brought a

defamation claim in a

Lebanese court against
Credit Suisse Group AG and CSSEL.
In

September

2023,

Credit

Suisse,

the

Republic

of

Mozambique,

and

certain

of

the

lenders

in

the

ProIndicus
syndicate

entered

into

a

settlement

agreement.

In

November

2023,

Credit

Suisse,

Privinvest

and

Iskander

Safa
entered into an agreement to settle all claims

among them in the English High Court

and in Lebanon.
8. Cross-border private banking matters
Credit

Suisse

offices

in

various

locations,

including

the

UK,

the

Netherlands,

France

and

Belgium,

have

been
contacted

by

regulatory

and

law

enforcement

authorities

that

are

seeking

records

and

information

concerning
investigations into Credit Suisse’s historical private banking services on a cross-border basis and in part through its
local branches

and banks.

Credit Suisse has

conducted a

review of these

issues, the

UK and

French aspects

of which
have been closed, and is continuing to cooperate

with the authorities.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

70
Provisions and contingent liabilities

(continued)
9. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short

Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term Futures Index

due December

4, 2030

(XIV ETNs).

In August

2018, plaintiffs

filed a

consolidated amended
class action complaint, naming Credit

Suisse Group AG and

certain affiliates and executives, which

asserts claims
for violations of

Sections 9(a)(4), 9(f), 10(b)

and 20(a) of

the US Securities

Exchange Act of

1934 and Rule

10b-5
thereunder and

Sections 11

and 15

of the

US Securities

Act of

1933 and

alleges that

the defendants

are responsible
for losses to investors following a decline in the value of XIV ETNs in February 2018. Defendants moved to dismiss
the amended complaint in November 2018. In September

2019, the SDNY granted defendants’ motion to dismiss
and dismissed with prejudice all claims against the

defendants. In October 2019, plaintiffs filed a notice of

appeal.
In April 2021,

the Second Circuit

issued an order

affirming in part

and vacating in

part the SDNY’s

September 2019
decision

granting

defendants’ motion

to

dismiss

with

prejudice.

In

July

2022,

plaintiffs

filed

a

motion

for

class
certification. In

March 2023,

the court

denied plaintiffs’

motion to

certify two

of their

three alleged

classes and
granted plaintiffs’ motion to certify

their third alleged class. In March 2023, defendants

moved for reconsideration
and filed a

petition for permission

to appeal the

court’s class certification

decision to the

Second Circuit. In

April
2023,

plaintiffs

filed a

motion

seeking leave

to amend

their

complaint. In

May 2023,

plaintiffs

filed a

renewed
motion for class certification,

which Defendants have

opposed. In January 2024,

the court issued an

order denying
plaintiffs’ motion to amend.
DGAZ litigation:
In January

2022, Credit

Suisse AG

was named

in a

class action

complaint filed

in the

SDNY brought
on behalf of a putative class

of short sellers of VelocityShares

3x Inverse Natural Gas Exchange

Traded Notes linked
to the

S&P GSCI

Natural Gas

Index ER

due February

9, 2032

(DGAZ ETNs).

The complaint

asserts claims

for violations
of Section

10(b) of

the US

Securities Exchange

Act

of 1934

and Rule

10b-5 thereunder

and alleges

that Credit
Suisse is

responsible for

losses suffered

by short

sellers following

a June

2020 announcement

that Credit

Suisse
would delist

and suspend

further issuances

of the

DGAZ ETNs.

In July

2022, Credit

Suisse AG

filed a

motion to
dismiss. In March 2023,

the court granted

Credit Suisse AG’s motion

to dismiss. In

May 2023, the court

entered an
order dismissing the case with prejudice.

In June 2023, plaintiff filed a notice of appeal.
10. Bulgarian former clients matter
Credit

Suisse

AG

has

been responding

to an

investigation by

the

Swiss Office

of

the

Attorney General

(SOAG)
concerning the

diligence and

controls

applied

to a

historical relationship

with Bulgarian

former clients

who are
alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In December

2020, the

SOAG brought

charges
against

Credit

Suisse

AG

and

other

parties.

Credit

Suisse

AG

believes

its

diligence

and

controls

complied with
applicable legal requirements and intends to defend

itself vigorously.

The trial in the Swiss Federal Criminal Court
took place in the first quarter of 2022. In June 2022,

Credit Suisse AG was convicted in the Swiss Federal Criminal
Court of certain historical organizational inadequacies

in its anti-money laundering framework and ordered to pay
a fine of CHF 2m. In addition, the court

seized certain client assets in the amount of approximately CHF 12m and ordered Credit

Suisse AG

to pay

a compensatory

claim in

the amount

of approximately

CHF 19m.

In July

2022,
Credit Suisse AG appealed the decision to the Swiss

Federal Court of Appeals.
11. SCFF
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and

other actions

relating to

the supply chain

finance funds

(SCFF) matter by

FINMA, the

FCA and
other regulatory and governmental agencies. The Luxembourg Commission de Surveillance du Secteur Financier is
reviewing the matter through a third party. Credit Suisse is cooperating with these authorities.
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

has

already

taken

extensive

organizational

measures

based

on

its

own
investigation into the

SCFF matter, particularly

to strengthen its

governance and control

processes, and FINMA

is
supportive

of

these

measures,

the

regulator

has

ordered

certain

additional

remedial

measures.

These

include

a
requirement that the most

important (approximately 500)

business relationships must be

reviewed periodically and
holistically at

the Executive

Board level,

in particular

for counterparty

risks, and

that Credit

Suisse must

set up

a
document defining the responsibilities of

approximately 600 of its highest-ranking

managers. FINMA will appoint
an audit officer to assess compliance with these supervisory measures. Separate from the enforcement

proceeding
regarding

Credit

Suisse,

FINMA

has

opened

four

enforcement

proceedings

against

former

managers

of

Credit
Suisse.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

71
Provisions and contingent liabilities

(continued)
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response to inquiries

from FINMA’s enforcement division in the SCFF

matter.
The Attorney

General of

the Canton

of Zürich

has initiated

a criminal

procedure in

connection with

the SCFF

matter.
In such

procedure, while certain

former and active

Credit Suisse employees,

among others, have

been named as
accused persons, Credit Suisse itself is not a party

to the procedure.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling

and breaches of duties

of care,
diligence and other fiduciary duties. Certain investors and other private parties have also filed criminal complaints
against Credit Suisse and other parties in

connection with this matter.
12. Archegos
Credit

Suisse

has

received

requests

for

documents

and

information

in

connection

with

inquiries,

investigations
and/or actions

relating

to Credit

Suisse’s relationship

with Archegos

Capital Management

(Archegos), including
from

FINMA (assisted

by

a third

party appointed

by

FINMA), the

DOJ,

the SEC,

the US

Federal Reserve,

the US
Commodity

Futures

Trading

Commission (CFTC),

the US

Senate

Banking Committee,

the

Prudential

Regulation
Authority

(PRA),

the

FCA,

COMCO,

the

Hong

Kong

Competition

Commission

and

other

regulatory

and
governmental agencies. Credit Suisse is cooperating

with the authorities in these matters.

In July 2023,

the US Federal

Reserve and the

PRA announced resolutions of

their investigations of Credit

Suisse’s
relationship with Archegos. UBS Group AG, Credit Suisse AG, Credit Suisse Holdings (USA) Inc., and Credit Suisse
AG, New

York Branch

entered into

an Order

to Cease

and Desist

with the

Board of

Governors of

the Federal

Reserve
System. Under

the terms

of the

order, Credit

Suisse paid

a civil

money penalty

of USD

269m and

agreed to

undertake
certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements

to board oversight and governance.
CSI

and

CSSEL

entered

into

a

settlement

agreement

with

the

PRA

providing

for

the

resolution

of

the

PRA’s
investigation, following which

the PRA

published a Final

Notice imposing a

financial penalty of

GBP 87m

on CSI
and CSSEL for breaches of various of the PRA’s

Fundamental Rules.
FINMA also entered

a decree

dated 14 July

2023 announcing

the conclusion

of its enforcement

proceeding, finding
that

Credit

Suisse

had

seriously

violated

financial

market

law

in

connection

with

its

business

relationship

with
Archegos and ordering remedial measures directed at Credit Suisse AG and UBS Group AG, as the legal successor to

Credit

Suisse

Group

AG.

These

include

a

requirement

that

UBS

Group

AG

apply

its

restrictions

on

its

own
positions relating to individual clients throughout the financial group, as well as adjustments to the compensation system of

the entire

financial group

to provide

for bonus

allocation criteria

that take

into account

risk appetite.
FINMA

also

announced

it

has

opened

enforcement

proceedings

against

a

former

Credit

Suisse

manager

in
connection with this matter.
Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.
13. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers

and executives

have been

named in

securities class action
complaints pending

in the SDNY. These complaints,

filed on behalf

of purchasers of

Credit Suisse shares, additional
tier 1 capital

notes (“AT1 notes”), and

other securities

in 2023, allege

that defendants

made misleading

statements
regarding: (i) customer outflows in

late 2022; (ii) the adequacy

of Credit Suisse’s financial reporting

controls; and
(iii) the

adequacy of

Credit Suisse’s

risk management

processes, and

include allegations relating

to Credit

Suisse
Group AG’s merger with

UBS Group AG. Many

of the actions

have been consolidated,

and a motion

to dismiss has
been

filed

and

remains

pending.

One

additional

action,

filed

in

October

2023,

has

been

stayed

pending

a
determination on whether it should be consolidated

with the earlier actions.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding

Credit

Suisse’s

financial

condition,

including

from

the

SEC,

the

DOJ

and

FINMA.

Credit

Suisse

is
cooperating with the authorities in these matters.

UBS Group fourth quarter 2023 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

72
Provisions and contingent liabilities

(continued)
14. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and

certain directors,

officers and

executives have been

named in class
action complaints pending in

the SDNY.

One complaint, brought

on behalf of

Credit Suisse shareholders,

alleges
breaches of

fiduciary duty

under Swiss

law and

civil RICO

claims under

United States

federal law. Another

complaint,
brought on behalf of holders of Credit Suisse

AT1 notes, alleges breaches of fiduciary duty under Swiss law. These complaints, filed by Credit

Suisse shareholders and holders

of additional tier 1

capital notes (“AT1 noteholders”) in
2023, allege that

a series of scandals

and misconduct led

to Credit Suisse Group AG’s

merger with UBS Group

AG,
causing losses to shareholders and AT1 noteholders. Motions to dismiss have been filed and remain pending.

Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended For the year ended
31.12.23 30.9.23 31.12.22 31.12.23 30.9.23 31.12.22 31.12.23 31.12.22
1 CHF

1.19

1.09

1.08

1.13

1.12

1.05

1.12

1.05
1 EUR

1.10

1.06

1.07

1.08

1.08

1.04

1.08

1.05
1 GBP

1.28

1.22

1.21

1.25

1.26

1.19

1.25

1.23
100 JPY

0.71

0.67

0.76

0.68

0.69

0.73

0.70

0.76
1 Monthly income statement items of operations with

a functional currency other than the US dollar

are translated into US dollars using month-end rates.

Disclosed average rates for a quarter or

a year represent an
average of three month-end rates or an average

of twelve month-end rates, respectively,

weighted according to the income and expense volumes of

all operations of the Group with the same functional

currency for
each month. Accordingly, the weighted average

rates for the third and fourth quarter

of 2023 and for the full year 2023 consider

income and expenses from Credit Suisse’s

operations generated since its acquisition
by UBS. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS Group fourth quarter 2023 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on
loans or credit facilities. At the end of each month,
any client that has logged on at least once in

that
month is determined to be “active” (a log-in

time
stamp is allocated to all business relationship numbers
or per legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

at least
once in that month is determined to be “active”

(a
log-in time stamp is allocated to all business
relationship numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.

UBS Group fourth quarter 2023 report |
Appendix

APM label
Calculation

Information content
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds, as well as money

market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

UBS Group fourth quarter 2023 report |
Appendix

APM label
Calculation

Information content
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with International Financial
Reporting Standards (IFRS) for items that
management believes are not representative of the
underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with International
Financial Reporting Standards (IFRS) for items that
management believes are not representative of the
underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity tier

1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.

UBS Group fourth quarter 2023 report |
Appendix

APM label
Calculation

Information content
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with International Financial Reporting
Standards (IFRS) for items that management believes
are not representative of the underlying performance
of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for each of the fourth quarter of 2023 and the third quarter of 2023 is presented on a consolidated basis,

including for each quarter Credit Suisse data for three months, and for the purpose
of the calculation of return measures, has

been annualized multiplying such by four.

Profit or loss information for 2023 includes

seven months (June to December 2023, inclusive)

of Credit Suisse data for the year-to-
date return measure.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS Group fourth quarter 2023 report |
Appendix

Information related to underlying return on common equity tier 1 (CET1) capital and underlying return on tangible equity (%)
As of or for the quarter ended As of or for the year ended
USD m 31.12.23 30.9.23 31.12.22 31.12.23 31.12.22
Underlying operating profit / (loss) before tax

592

914

1,869

3,963

8,500
Underlying tax expense / (benefit)

(329)

623

280

1,194

1,909
NCI

1

4

4

16

32
Underlying net profit / (loss)

920

287

1,585

2,753

6,559
Underlying net profit / (loss), annualized

3,681

1,148

6,339

2,753

6,559
Tangible equity

79,770

77,465

50,609

79,770

50,609
Average tangible equity

78,617

78,506

50,078

68,171

51,249
CET1 capital

79,263

78,587

45,457

79,263

45,457
Average CET1 capital

78,925

79,422

45,061

66,449

44,856
Underlying return on tangible equity (%)

4.7

1.5

12.7

4.0

12.8
Underlying return on common equity tier 1 capital

4.7

1.4

14.1

4.1

14.6

UBS Group fourth quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

International Financial
Reporting Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group fourth quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group fourth quarter 2023 report |
Appendix

Information sources

Reporting publications
Annual publications
Annual

Report
:

Published

in

English,

this

single-volume report

provides descriptions

of:

the

Group

strategy and
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management;

corporate

governance,

corporate

responsibility

and

the

compensation

framework,

including
information about compensation

for the Board

of Directors and

the Group Executive

Board members; and

financial
information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This

publication provides

a German

translation of

selected sections

of

the
Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German (
“Vergütungsbericht
”) and represents a component of the Annual

Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a

wraparound document.

Most sections

of the

filing can

be satisfied

by referring

to the

combined UBS Group AG
and UBS AG Annual

Report. However, there is

a small amount

of additional information

in Form 20-F

that is not
presented

elsewhere

and

is

particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this
additional disclosure.

Any document

that filed

with the

SEC is

available on

the SEC’s

website:
sec.gov
. Refer

to
ubs.com/investors

for more information.

UBS Group fourth quarter 2023 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including in

ways that

cannot be

anticipated. UBS’s

acquisition of

the Credit

Suisse Group

has materially

changed our

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also

include, but are not limited to:

(i) the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to manage

its levels of risk-weighted

assets (RWA) and leverage ratio

denominator (LRD), liquidity

coverage ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

other financial

centers
that have imposed, or resulted

in, or may do so

in the future, more stringent

or entity-specific capital,

TLAC, leverage ratio, net

stable funding ratio, liquidity

and
funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,

limitations

on

permitted

activities,
constraints on remuneration, constraints

on transfers of capital

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

manner and for the detection

and prevention of money

laundering to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical turmoil;

(ix) the uncertainty arising from domestic

stresses in certain major economies;

(x) changes in UBS’s competitive

position, including
whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of
business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of our RWA, including as a result of its acquisition of the Credit Suisse Group, as well as

the amount of capital available for return
to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in
UBS’s policies

and practices;

(xiv) UBS’s ability

to retain

and attract

the employees

necessary to

generate revenues

and to

manage, support

and control

its
businesses, which may be

affected by competitive factors;

(xv) changes in accounting

or tax standards or

policies, and determinations

or interpretations affecting
the

recognition

of

gain

or

loss,

the

valuation

of

goodwill,

the

recognition

of

deferred

tax

assets

and

other matters;

(xvi) UBS’s ability

to

implement new
technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service
providers, some of which may not be

regulated to the same extent; (xvii) limitations on the

effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling,

and of financial models

generally; (xviii) the occurrence of

operational failures, such as

fraud, misconduct, unauthorized
trading, financial crime, cyberattacks,

data leakage and systems failures,

the risk of which is increased

with cyberattack threats from both

nation states and non-
nation-state actors targeting

financial institutions;

(xix) restrictions on the

ability of UBS

Group AG to

make payments or

distributions, including

due to restrictions
on the ability of its subsidiaries

to make loans or distributions, directly or

indirectly, or,

in the case of financial difficulties, due

to the exercise by FINMA or

the
regulators of UBS’s operations in other

countries of their broad statutory powers

in relation to protective measures,

restructuring and liquidation proceedings;
(xx) the degree to which changes in regulation,

capital or legal structure, financial results or

other factors may affect UBS’s ability to maintain

its stated capital
return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to

achieve goals relating to climate,
environmental and social

matters, as well

as the evolving nature

of underlying science

and industry and

the possibility of conflict

between different governmental
standards and regulatory

regimes; (xxii) the

ability of UBS

to access capital

markets; (xxiii) the

ability of UBS

to successfully

recover from a

disaster or

other business
continuity problem due to a

hurricane, flood, earthquake, terrorist attack, war,

conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the
COVID-19 (coronavirus) pandemic; (xxiv) the level of

success in the absorption of Credit Suisse, in the

integration of the two groups and their businesses,

and in
the execution of the planned

strategy regarding cost reduction and

divestment of any non-core

assets, the existing assets

and liabilities of Credit Suisse,

the level
of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS –
delays, difficulties, or failure

in closing the transaction may

cause market disruption and

challenges for UBS to maintain

business, contractual and operational
relationships; and (xxv) the effect that these or other

factors or unanticipated events, including

media reports and speculations, may have

on our reputation and
the additional consequences that this may

have on our business and

performance. The sequence in which the

factors above are presented is

not indicative of
their likelihood

of occurrence

or the

potential magnitude of

their consequences. Our

business and

financial performance could

be affected

by other

factors
identified in our past and future filings and reports, including those filed with the US Securities and Exchange

Commission (the SEC). More detailed information
about those factors is

set forth in documents

furnished by UBS

and filings made by

UBS with the SEC,

including the Risk Factors

filed on Form 6-K

with the 2Q23
UBS Group AG report on 31 August 2023 and the Annual Report on Form

20-F for the year ended 31 December 2022. UBS is not

under any obligation to (and
expressly disclaims any obligation to) update or

alter its forward-looking statements, whether as

a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376, 333-272539

and 333-272452),

and on

Form S-8

(Registration Numbers

333-
200634; 333-200635;

333-200641; 333-200665; 333-215254;

333-215255; 333-228653; 333-230312;

333-249143
and 333-272975), and

into each

prospectus outstanding under

any of the

foregoing registration statements, (2)

any
outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

and

Credit

Suisse

AG

that
incorporates by reference any Forms 6-K of UBS AG

and Credit Suisse AG (respectively) that are incorporated

into
its registration

statements filed

with the

SEC, and

(3) the

base prospectus

of Corporate

Asset Backed

Corporation
(“CABCO”) dated June 23,

2004 (Registration Number 333-111572), the Form 8-K

of CABCO filed and dated

June
23, 2004 (SEC

File Number 001-13444), and

the Prospectus Supplements relating to

the CABCO Series 2004-101
Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Credit Suisse AG
By:

/s/

Ulrich Körner

______________
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

February 6, 2024